As filed with the Securities and Exchange Commission on October 3, 1997

                                                  Registration No. 33-

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                 ---------------
                                   IOMED, Inc.
                         (Name of issuer in its charter)
                                 ---------------
Utah                                  2834                            87-0441272
(State of incorporation)  (Primary Standard Industrial          (I.R.S. Employer
                           Classification Code Number)       Identification No.)

                              3385 West 1820 South
                           Salt Lake City, Utah 84104
                                 (801) 975-1191
    (Address and telephone number of registrant's principal executive offices and principal place of business)

                                ---------------
                           Ned M. Weinshenker, Ph.D.
                            Chief Executive Officer
                              3385 West 1820 South
                           Salt Lake City, Utah 84104
                                 (801) 975-1191

           (Name, Address and telephone number of agent for service)
                                ---------------

                                   Copies to:

 J. Gordon Hansen, Esq.                           Rodd M. Schreiber, Esq.
 Robert C. Delahunty, Esq.                        Skadden, Arps, Slate, Meagher
 Scott R. Carpenter, Esq.                         & Flom (Illinois)
 Parsons Behle & Latimer                          333 West Wacker Drive
 201 South Main Street, Suite 1800                Chicago, Illinois  60606
 Salt Lake City, Utah  84111                      (312) 407-0700
 (801) 532-1234


         Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [ ]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]


                                           CALCULATION OF REGISTRATION FEE
====================================================================================================================
                                                                Proposed            Proposed
                                                                Maximum              Maximum           Amount of
          Title of Each Class              Amount to be      Offering Price         Aggregate        Registration
     of Securities to be Registered        Registered(1)     Per Share (2)     Offering Price (2)         Fee
========================================= ================ =================== ==================== ================
Common Shares, $     par value                   shares    $                       $28,750,000          $8,712
========================================= ================ =================== ==================== ================

(1) Includes _____ shares that the Underwriters have the option to purchase from the Company to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933.
                                ----------------
         The Registrant hereby amends this Registration Statement on such a date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

[Information  contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.]

                   SUBJECT TO COMPLETION, DATED OCTOBER 3, 1997

PROSPECTUS
                                   IOMED, Inc.
                                  Common Shares

         All of the _____ Common Shares offered hereby are being sold by IOMED, Inc. (the "Company"). Prior to this offering (the "Offering"), there has been no public market for the Company's Common Shares. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Company will apply to list the Common Shares for quotation on the Nasdaq National Market under the symbol "IOMD."

         Elan Corporation plc and its affiliates have expressed an intent to acquire, at the initial public offering price, approximately $5.1 million of the Common Shares offered hereby. See "Business -- Collaborative Relationships and Licenses" and "Underwriting."
                                ----------------
         THE COMMON SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS," BEGINNING ON PAGE 9.
                                ----------------
    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
             HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                 ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

=============================== ============================ ============================ ============================
                                                                    Underwriting
                                                                    Discounts and                 Proceeds to
                                      Price to Public              Commissions (1)                Company (2)
------------------------------- ---------------------------- ---------------------------- ----------------------------
Per Share..................           $                           $                            $
=============================== ============================ ============================ ============================
Total (3)..................     $                            $                            $
=============================== ============================ ============================ ============================

(1) Excludes the issuance of warrants to the Representative of the Underwriters (the "Representative") to purchase, after the first anniversary of the date hereof, up to an aggregate of _____ Common Shares at an exercise price equal to
(i) 125% of the initial public offering price set forth above after the first anniversary of the date hereof or (ii) 150% of the initial public offering price set forth above after the third anniversary of the date hereof. Holders of such warrants have been granted certain registration rights under the Securities Act of 1933, as amended, with respect to the securities issuable upon exercise of such warrants. The Company has agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses of the Offering payable by the Company, estimated at $_____.
(3) The Company has granted the Underwriters a 30-day option to purchase up to an additional _____ Common Shares, on the same terms as set forth above, solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $_____, $_____ and $_____, respectively. See "Underwriting."
                                ----------------
         The Common Shares offered by the Underwriters are subject to prior sale, receipt and acceptance by them and subject to the right of the
Underwriters to reject any order in whole or in part and certain other conditions. It is expected that delivery of such Common Shares will be made by EVEREN Clearing Corp. through the facilities of the Depository Trust Company, New York, New York on or about _____, 1997.
                                ----------------
                            EVEREN Securities, Inc.

October _____, 1997

                               [INSIDE FRONT COVER]
                  [Graphics depicting the Company's products.]


The "Prototype" device shown above has not been approved by the United States Food and Drug Administration (the "FDA") or any other regulatory authority for sale in the United States or elsewhere in the world. There can be no assurance that this Prototype will be successfully developed by the Company or approved by the FDA or any foreign regulatory authority on a timely basis, if ever. See "Risk Factors--Uncertainty of Government Regulation."

Iomed, Dermion, Phoresor, Iontocaine, Anestrode, TransQ, Numby Stuff and the Company's logo are registered trademarks of the Company or are marks in which the Company claims trademark rights. This Prospectus also includes references to trademarks of companies other than the company.

         The Company intends to distribute to shareholders annual reports containing audited financial statements examined by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON SHARES OF THE COMPANY, INCLUDING BY ENTERING STABILIZING BIDS OR EFFECTING SYNDICATE COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

          The following summary is qualified in its entirety by the more detailed information and consolidated financial statements appearing elsewhere in this Prospectus, including information under "Risk Factors." Throughout this Prospectus, except where the context otherwise requires, reference to the "Company" means the Company and its subsidiaries. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual operating results may differ significantly from the results discussed in these forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                   The Company
 Introduction


          IOMED, Inc. (the "Company") develops, manufactures and commercializes controllable drug delivery systems using iontophoretic technology.
 Iontophoresis is a non-invasive method of enhancing and controlling the transport of water-soluble ionic drugs through the skin using a low level electrical current. The Company's proprietary iontophoretic drug delivery systems allow rapid onset and cessation of therapeutic action, as well as programmable dose control. The systems enable caregivers and patients to monitor and control the onset of drug effectiveness and maintain, reduce or cease drug administration once a desired therapeutic effect is observed. The programming feature also enables caregivers to customize dosing patterns to meet each patient's specific needs. The flexibility of the Company's proprietary systems provides therapeutic control not possible with many alternative drug delivery methods, including oral tablets and capsules, injections, inhalants, and passive transdermal patches. The Company's systems may also increase bioavailability, safety and patient comfort.


 Business Strategy


          The Company's primary business goal is to establish its proprietary iontophoretic drug delivery systems as a cost-effective preferred means of delivering a wide range of drugs. The Company's strategy for achieving this goal includes (i) pursuing product development of drug delivery systems for off-patent drugs with known safety and efficacy; (ii) entering into collaborative relationships with pharmaceutical companies for the delivery of new chemical entities and proprietary drugs; (iii) broadening the market penetration and potential applications of the Company's existing delivery systems; (iv) enhancing the Company's technology platform through internal research and development; (v) pursuing new technology through in-licensing and acquisitions; and (vi) retaining control of the manufacturing revenue stream.


 Company Products


          The Company currently markets two products, an iontophoretic system used to deliver dexamethasone sodium phosphate ("Dexamethasone"), a corticosteriod used in the treatment of acute local inflammation, and an iontophoretic system used to deliver Iontocaine, a proprietary drug used for local dermal anesthesia. The iontophoretic drug delivery systems the Company currently markets are comprised of a reusable programmable dose controller which is used to direct the electrical current to control drug dosing and a pair of proprietary disposable electrodes, one containing the drug and one serving as a grounding electrode to complete the electrical circuit through the skin. The drug delivery electrode may be applied to the patient's skin at a local treatment site (such as for joint or tendon soreness or to induce local dermal anesthesia), or at any suitable site on the body for systemic drug delivery. When an electrical current with the same positive or negative electric charge as the drug is applied to the drug electrode, the drug is repelled from the electrode and into the skin.

          Dexamethasone. The Company's local acute inflammation product is a system used principally by physical therapists and professional athletic trainers for the delivery of Dexamethasone. The Company's product has been used in over 10 million patient applications for the treatment of acute inflammatory conditions such as tendinitis (e.g. tennis elbow, golfers elbow and achilles tendinitis), bursitis and carpal tunnel syndrome. The product is currently marketed to the physical therapy market as a device, under a 510(k) pre-market notification by the United States Food and Drug Administration ("FDA"), for use in connection with delivering ions of soluble salts or other drugs. Recently, the FDA determined that all future iontophoretic drug delivery systems will be required to go through the New Drug Application process with the specific drug that is to be delivered. In order to address the new regulatory framework and to broaden the clinical basis for the treatment of acute local inflammation using the Company's iontophoretic delivery system for Dexamethasone, the Company has filed an Investigational New Drug application with the FDA and has initiated clinical studies to establish formally the safety and efficacy of its drug delivery system for Dexamethasone. If the clinical trials are successful and the Company receives regulatory approval, the Company believes it will be able to actively promote the iontophoretic delivery of Dexamethasone to general and family practice physicians, orthopedists, neurologists and sports and industrial medicine clinics. The Company believes the ability to promote iontophoresis with Dexamethasone will enhance its ability to establish its delivery system for Dexamethasone as a primary treatment option for acute local inflammatory conditions.

          Iontocaine. The Company's iontophoretic delivery system has been approved by the FDA for use in inducing local dermal anesthesia. Iontocaine is the first drug with labeling specifically for iontophoretic delivery. In addition, Iontocaine is approved for use only with the Company's drug delivery systems. The Iontocaine product provides needle-free, long lasting local dermal anesthesia up to six times more rapidly and up to three times deeper than can be achieved using topical anesthetic creams. The Company is initially marketing its Iontocaine delivery system under the name Numby Stuff to pediatric hospitals in the United States for use in connection with inducing local dermal anesthesia prior to pediatric intravenous starts, blood draws, lumbar punctures and other similar invasive procedures. Numby Stuff was recently awarded the Seal of Acceptance by the Alliance of Children's Hospitals in recognition of the significant therapeutic benefits it offers in the practice of pediatric medicine. The Company plans to extend its marketing efforts for Iontocaine to include pediatric clinics, non-pediatric hospitals, and office based physician practices for use in connection with numerous therapeutic applications, including blood draws and minor dermatological procedures. The Company is also evaluating the use of Iontocaine in connection with gynecological procedures requiring dermal or mucosal anesthesia. The use of Iontocaine for mucosal applications will require additional FDA approval.

          Many pharmaceutical compounds, including peptides and oligonucleotides, have physical and chemical properties consistent with their delivery by iontophoresis. Therefore, the Company believes its technology may be applicable to a number of other compounds and therapeutic applications. The Company is also independently developing a number of iontophoretic drug delivery systems for other indications, including conscious sedation, tocolysis (the remission of pre-term labor), and postoperative and chronic pain control.

 Collaborative Relationships

          Novartis. In July 1995, the Company entered into a research and development agreement with Ciba Pharmaceuticals Corporation, a predecessor to Novartis Pharmaceuticals Corporation ("Novartis"), the international pharmaceutical company formed as a result of the merger of Ciba-Geigy Corporation and Sandoz Corporation in 1997. The collaboration was formed to evaluate the development of iontophoretic drug delivery systems for a number of Novartis compounds for use in several therapeutic applications. The joint effort is currently directed toward the development of a delivery system for a compound to treat osteoporosis. The Company believes this system could enter Phase I clinical trials during 1998.

          In connection with the collaboration, Novartis purchased a 20% equity interest in Dermion, Inc. ("Dermion"), a subsidiary of the Company that conducts most of its research and development activities. Pursuant to the agreement, Novartis is required to pay for research costs under the program and to make milestone payments if Dermion successfully completes certain objectives. In addition, the Company granted Novartis a royalty-bearing non-exclusive license to certain of the Company's iontophoretic technology covering the delivery of these compounds for osteoporosis, as well as other Novartis drugs for application in other therapeutic fields. The Company is currently negotiating with Novartis for the amendment of their collaborative agreements. Under the proposed amendments, Novartis would exchange its equity interest in Dermion for Common Shares of the Company and a warrant to acquire additional Common Shares.

         Elan. In March 1997, the Company entered into an agreement with Elan Corporation, plc ("Elan"), an international developer and manufacturer of advanced drug delivery technologies, providing the Company with an exclusive, worldwide license to certain of Elan's iontophoretic drug delivery technology, including over 250 issued and 47 pending United States and foreign patents, as well as a significant body of know-how and clinical study results. The Company believes the Elan technology significantly expands its technology platform, enhances its competitive position and better positions the Company to shorten the development horizon of its iontophoretic drug delivery systems, including the miniaturized, integrated, wearable systems currently under development by the Company. The Company acquired the Elan technology by issuing two promissory notes, a $10.0 million note and a $5.0 million note. Under the agreement with Elan, concurrent with the Offering, the Company will exchange the $10.0 million note, including interest thereon, for approximately _____ Common Shares. In addition, Elan has expressed its intent to purchase approximately $5.1 million of Common Shares in the Offering. Part of the proceeds from the Offering will be used to repay the $5.0 million note, including interest thereon.

          The Company was incorporated in Utah in 1974 as Motion Control, Inc. In 1987, the company merged with JMW Acquisition Corporation, and the name of the merged entity was changed to IOMED, Inc. All references to the Company include the Company's predecessor entities, as well as its subsidiary. The Company's principal executive offices are located at 3385 West 1820 South, Salt Lake City, Utah 84104, and its telephone number is (801) 975-1191.


                                                    The Offering

 Common Shares offered....................................                 shares
 Common Shares to be outstanding after the Offering.......                 shares(1)
 Use of Proceeds...........................Use of proceeds     For  research  and   development;   preclinical  and
                                                               clinical  studies;  expansion of sales and marketing
                                                               capabilities,   consolidation   and   equipping   of
                                                               Company  facilities;  and working  capital and other
                                                               general corporate purposes,  including the repayment
                                                               of indebtedness.  See "Use of Proceeds."
 Proposed Nasdaq National Market symbol...................     IOMD
 -------------------

 (1) Based on Common Shares outstanding as of September 1, 1997. Includes the exchange of a $10.0 million note issued to Elan, including interest thereon, for approximately _____ Common Shares concurrently with the closing of the Offering. Excludes (i) _____ Common Shares issuable upon exercise of options granted pursuant to the Company's stock option plan, at a weighted average exercise price of $_____ per share; (ii) _____ Common Shares reserved for future grants of options or awards under the Company's stock option plan; (iii)_____ Common Shares issuable upon exercise of warrants to be issued to the Representative at an initial exercise price of $_____ per share (the "Representative's Warrants"); and (iv) _____
     Common Shares issuable upon exercise of other outstanding warrants, at a weighted average exercise price of $_____ per share. See "Management--Employee Benefit Plans--Stock Option Plan," "Certain Transactions," "Description of Capital Shares," and "Underwriting."



                                        Summary Consolidated Financial Data

                                                                 Fiscal Year Ended June 30,
                                                1995                         1996                         1997
                                             ----------                     ------                       -----
 Statement of Operations Data:
 Total revenues ............................  $6,964,000                $9,238,000                   $9,283,000
 Operating costs and expenses:
      Cost of products sold ................  3,369,000                  3,138,000                    3,338,000
      Research and development .............  1,467,000                  1,099,000                    1,488,000
      Selling, general and administrative ..  3,338,000                  3,283,000                    3,501,000
      Non-recurring charges ................        ---                    430,000(1)                15,059,000(2)
                                              ----------               ------------                ------------
          Total costs and expenses .........  8,174,000                 7,950,000                    23,386,000

 Income (loss) from operations ............. (1,210,000)                1,288,000                   (14,103,000)
 Interest expense ..........................     32,000                     9,000                       242,000
 Interest income and other, net ............    120,000                   167,000                       291,000
 Minority interest .........................        ---                   (17,000)                       23,000
 Income tax expense (benefit) ..............   (173,000)                  (79,000)                        5,000
                                              ------------             ------------                ------------
 Income (loss) from continuing operations...   (949,000)                1,542,000                   (14,082,000)
 Income from discontinued operations, net
      of income taxes ......................    290,000                   201,000                        44,000
                                              ------------             -----------                 ------------
 Net income (loss) .........................  $(659,000)               $1,743,000                  $(14,038,000)
                                              ============             ===========                 ============

 Per Common Share Data(3):
 Income (loss) from continuing operations ..     $(0.10)                    $0.10                         $(.94)
 Income from discontinued operations .......       0.03                      0.01                           ---
                                              ------------             -----------                 ------------
 Net income (loss) .........................     $(0.07)                    $0.11                         $(.94)
                                              ============             ===========                 ============
 Shares used in computing per share amounts   9,780,842                15,216,786                    14,925,234
                                              ============             ===========                 ============

                                                                                June 30, 1997
                                                                                                   Pro forma
 Balance Sheet Data:                                                   Actual                      as adjusted(4)
 Cash and cash equivalents ............................................$  6,346,000                  $
 Total assets .........................................................   8,664,000
 Long-term obligations, including current portion .....................  16,142,000(5)
 Accumulated deficit .................................................. (21,538,000)
 Shareholders' equity (deficit) ........................................ (9,491,000)
 ----------------------

(1) Costs incurred in connection with the settlement of certain litigation.
(2) Reflects the write-off of certain in-process research and development (including related transaction costs) purchased from Elan. See Note 3 of the Notes to Consolidated Financial Statements.
(3) See Note 1 of the Notes to Consolidated Financial Statements for information concerning the computation of per share amounts.
(4) Adjusted to reflect the following: (i) the sale of _____ Common Shares offered hereby, at an assumed initial public offering price of $_____ per share and the receipt and application of the net proceeds therefrom; and (ii) the exchange of the $10.0 million note issued to Elan, including interest thereon, for approximately _____ Common Shares, concurrently with the closing of the Offering. See "Transactions Related to the Offering" and "Use of Proceeds."
(5) Reflects (i) $15,240,000 in notes, including accrued interest, issued to Elan; (ii) redeemable, convertible preferred shares; and (iii) other.


Unless otherwise indicated, all information (excluding historical financial information) in this Prospectus (i) assumes no exercise of the Underwriters over-allotment option; (ii) reflects the proposed one-for _____ reverse split of the Company's Common Shares and the Series C Preferred Shares; and (iii) reflects the mandatory redemption of _____ shares of Series C Preferred Shares in July 1997 for $180,000 and the conversion of the remaining outstanding Series C Preferred Shares into _____ Common Shares concurrently with the closing of the Offering.

                                  RISK FACTORS

         In addition to the other information contained in this Prospectus, prospective investors should carefully consider the following factors before purchasing the Common Shares offered hereby. Prospective investors are cautioned that the statements in this Section that are not descriptions of historical facts may be forward-looking statements that are subject to risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those identified in this Section, "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this Prospectus.

         Continuing Operating Losses; Uncertainty of Future Profitability. The Company earned modest profits in each of the fiscal years 1988 through 1990, and experienced losses from operations in fiscal years 1991 through 1995, due primarily to increased investment in product development, clinical studies, and increased sales and marketing activity. The Company again earned a profit from operations in fiscal year 1996, but experienced a substantial loss from operations in fiscal year 1997 primarily due to the write-off of purchased in-process research and development. The Company had an accumulated deficit of $21.5 million as of June 30, 1997. The Company intends to substantially expand its research and development and marketing efforts in the near future and, therefore, does not anticipate being profitable in the near term. The Company's ability to achieve and sustain profitability will depend on its ability to achieve market acceptance, and successfully expand sales, of its existing products, as well as successfully complete the development of, receive regulatory approvals for, and successfully manufacture and market, its products under development, as to which there can be no assurance. In addition, the Company may be required to give away or substantially discount its current or future products in order to stimulate demand, either of which events could have a material adverse effect on the Company's business, financial condition and results of operations. The success of the Company's products and products under development may also depend on the timing of new product introductions by the Company relative to its competitors and other factors. As a result of the foregoing, no assurance can be given that the Company will become profitable on a sustained basis, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         Uncertainty of Market Acceptance and Limited Market Penetration. The Company has generated only limited revenues, primarily from sales to physical therapists of its drug delivery system for dexamethasone sodium phosphate ("Dexamethasone") for the treatment of acute local inflammation. The Company began marketing Iontocaine, its proprietary local dermal anesthetic product, in January 1997 and has generated only limited revenues from that product to date. For the Company to be successful, its products will need to achieve broad market acceptance by the medical profession. The Company's products use a method of active transdermal drug delivery which, to date, has not gained significant market penetration, and no assurance can be given that the Company's current or future products will ever achieve broad market acceptance. Medical professionals will not use or prescribe the Company's products unless they determine they are a preferable alternative to products currently available on the market. The Company believes recommendations and endorsements by influential medical professionals may be essential for market acceptance of its products, but there can be no assurance the Company will be able to obtain any such recommendations or endorsements. In addition, the adoption of new pharmaceutical products is greatly influenced by health care administrators, inclusion in hospital formularies and reimbursement by third party payors. No assurance can be given that health care administrators, hospitals or third party payors will accept the Company's products on a large scale or on a timely basis, if at all, or that the Company will be able to obtain labeling for its products which facilitate their market acceptance or use. In addition, unanticipated side effects or unfavorable publicity concerning any of the Company's products, or any other product incorporating technology similar to that used in the Company's products, could have an adverse effect on the Company's ability to commercialize its products or achieve market acceptance. The occurrence of any such event could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Products and Products Under Development" and "Business -- Sales and Distribution."

         Uncertainties Related to Product Development; Clinical Trials. Two of the primary components of the Company's business strategy are to develop and commercialize iontophoretic drug delivery systems for new and existing drugs and to develop additional applications for its existing products. The Company will be required to undertake time-consuming and costly development activities and seek regulatory approval for these new products and applications. Product revenues may not be realized from the sale of any such products for several years, if at all. The Company can give no assurance that its product development efforts, either alone or in collaboration with other parties, will ever be successfully completed, that it can obtain required regulatory approvals of its products, that products under development can be manufactured at acceptable cost or with appropriate quality, or that its products can be marketed successfully.

         Before seeking regulatory approval for the commercial sale of its products, the Company must demonstrate through preclinical studies and clinical trials that those products are safe and effective for use in the target indications. The rate of completion of the Company's clinical trials is dependent upon, among other things, the rate of patient enrollment. Patient enrollment is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites and the eligibility criteria for the study. There can be no assurance the Company will be able to obtain the patient enrollment it needs to complete its clinical trials in a timely manner, if at all. The results the Company obtains from preclinical studies and early clinical trials may not be indicative of results it will obtain in large-scale testing, and there can be no assurance the Company's clinical trials will demonstrate sufficient safety and efficacy for it to obtain the requisite regulatory approvals, or that those clinical trials will result in additional marketable products. Clinical trials are also often conducted with patients having advanced stages of disease. During the course of treatment, these patients can die, suffer undesired side effects or suffer other adverse medical effects for reasons that may not be related to the pharmaceutical agent or drug delivery system being tested, any of which can have an adverse effect on clinical trial results. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials, as a result of such adverse effects. The use of any product the Company develops may produce undesirable side effects that could result in the interruption, delay or suspension of clinical trials, or the failure to obtain United States Food and
Drug Administration ("FDA") or other regulatory approval for targeted indications. If the Company's products under development are not shown to be safe and effective in clinical trials, the resulting delays in developing other compounds and conducting related preclinical testing and clinical trials, as well as the need for additional financing to complete such testing and trials, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Products and Products Under Development," "Business -- Manufacturing" and "Business -- Government Regulation."

         Reliance on Collaborative Partners. The Company's strategy is to enter into arrangements with corporate partners, licensors, licensees and other parties for the development, clinical testing, manufacture, marketing or commercialization of certain of its products or products in development. The Company currently has a collaborative arrangement with Novartis Pharmaceuticals Corporation ("Novartis"), an affiliate of Novartis Pharma A.G. The collaboration was formed to evaluate the potential of the delivery by iontophoresis of several Novartis compounds covering a range of therapeutic applications.

         Collaborative partners in the development of medical drugs and devices generally have the right to pursue parallel development of other products which may compete with the products of the other collaborative partner, and to terminate their agreements without significant penalty under certain conditions. Any parallel development by a collaborative partner of the Company of alternate drug delivery systems, development by a partner rather than by the Company of components of the delivery system, preclusion from entering into competitive arrangements, failure to obtain timely regulatory approvals, premature termination of an agreement, or failure by a collaborative partner to devote sufficient resources to the development and commercialization of the Company's products could have a material adverse effect on the Company's business, financial condition or results of operations.

         The Company's success may depend upon, among other things, the skills, experience and efforts of the Company's collaborative partners' employees who are responsible for the collaborative project, such partners' commitment to the arrangement, and the financial condition of such partners, all of which are beyond the control of the Company. If one or more of the Company's collaborative partners defaulted on their obligations under their collaborative agreements, the Company could be forced to engage in litigation to enforce those obligations (which could be time consuming and costly) or seek to enter into agreements with other parties upon similar terms. There can be no assurance the Company will be able to enforce the terms of its collaborative arrangements through litigation, and there can be no assurance that, if forced to terminate its current collaborative arrangements, the Company would be able to enter into other contractual arrangements with other parties on terms which would not be materially different from the terms of its current collaborative arrangements.

         A significant portion of the Company's research and development resources has been devoted to its contractual research and development efforts with Novartis. In recent years, Novartis has funded a substantial portion of the total research and development costs of the Company. The amount and timing of resources to be devoted by Novartis in accomplishing the objectives of its collaborative development effort with the Company are not within the control of the Company, and there can be no assurance that Novartis will continue its collaborative development with the Company beyond the current term of the agreement, which has been extended through December 31, 1998. There also can be no assurance that Novartis will perform its obligations as expected or that it will not pursue other existing or alternative technologies in preference to products it is developing with the Company. In addition, in connection with its collaboration with the Company, Novartis received a license to the Company's technology and know-how for use in developing products in the fields covered by the agreement. There can be no assurance that Novartis will not terminate its agreement with the Company and independently develop products using the licensed technology. If Novartis terminates its agreement with the Company, the Company's business, financial condition and results of operations could be materially and adversely affected.

         In connection with the establishment of the Novartis collaboration, the Company formed Dermion, Inc. ("Dermion") to perform the Company's research and development activities other than in connection with acute local inflammation and acute local anesthesia (the "Excluded Fields"). Novartis acquired a 20% interest in Dermion, and the Company and Dermion entered into a series of agreements which prohibit the Company from conducting certain research and development activities outside Dermion other than in the Excluded Fields. These agreements also contain certain restrictions on the Company's ability to sell or otherwise dispose of the operations or control of Dermion through February 1998, and provide Novartis with a right of first refusal to acquire the Company's interest in Dermion in the event of any proposed change of control of Dermion during the remainder of the term of the Novartis research and development agreement and for one year thereafter. These restrictions could potentially limit changes of control of the Company. The Company and Novartis recently entered into negotiations to restructure their relationship. Under the proposed restructuring, Novartis would exchange its interest in Dermion for Common Shares of the Company and a warrant to acquire additional Common Shares. There can be no assurance that Novartis and the Company will be able to consummate any such restructuring. See "Business -- Collaborative Relationships and Licenses."

         Although the Company anticipates it will enter into additional collaborative arrangements with other parties in the future, there can be no assurance the Company will be able to negotiate any such additional collaborative arrangements on terms which are acceptable to the Company, if at all. To the extent the Company chooses not, or is not able, to establish such collaborations, it could experience significantly increased business risk and capital requirements in the development, clinical testing, manufacturing, marketing and commercialization of its products. In addition, the Company could encounter significant delays in introducing products into markets or find that the development, manufacture or sale of proposed products in such markets is adversely affected by the absence of those collaborative arrangements.

         Intense Competition and Rapid Technological Change. The drug delivery, pharmaceutical and biotechnology industries are highly competitive and rapidly evolving, with significant developments expected to continue at a rapid pace. The first pharmaceutical product to reach the market in a therapeutic area or using a certain drug delivery technology generally obtains and maintains significant market share relative to later entrants to the market. The Company's success will depend on its ability to maintain a competitive position and develop new products and technologies for efficient and cost-effective drug delivery. The Company's products will compete with other formulations of drugs and with other drug delivery systems, including oral dosage forms, infusions, injections, inhalants, and transmucosal, transnasal and transdermal products. There can be no assurance any of the Company's products will have advantages that will be significant enough to cause medical professionals to prefer or even use them. New drugs or further development of alternative drug delivery methods may provide greater therapeutic benefits for a specific drug or indication, or may offer comparable performance at lower cost than those offered by the Company's iontophoretic drug delivery systems, either of which could have a material adverse effect on the Company's business, financial condition or results of operations.

         Many competitors, including public and private corporations, academic institutions, governmental agencies and other public and private research organizations, are involved in the development of drug delivery systems, including in the development of competing iontophoretic, similar electrotransport-related or other drug delivery technologies. Many of these competitors have substantially greater financial, technical, research and other resources, are more experienced in research and development, manufacturing, pre-clinical and clinical testing, and obtaining regulatory approvals, and are larger, more established and have substantially larger marketing and service organizations than the Company. In addition, these competitors may offer broader product lines than the Company, have greater name recognition than the Company, and offer discounts as a competitive tactic. Accordingly, the Company's competitors may succeed in developing competing technologies, and obtaining FDA approval or gaining market share for products, more rapidly than the Company. Many of these competitors currently have drug delivery products that are approved or in development. There can be no assurance the Company's competitors will not succeed in developing or marketing products more effective or commercially attractive than the Company's current or future products, or that would render the Company's products obsolete or non-competitive. There can also be no assurance the Company will have the financial resources, technical or management expertise or manufacturing or support capability to compete in the future. See "Business -Competition."

         The Company has licensed rights to certain drug delivery technologies to other parties that may become or are competitors of the Company. These companies could compete with the Company for contracts with the Company's collaborative partners and could develop iontophoretic drug delivery systems that will compete directly with many of those being developed by the Company. See "Business -- Collaborative Relationships and Licenses."

         Reliance on Third Party Distribution; Limited Sales and Marketing Expertise. The Company presently markets its drug delivery systems for the treatment of acute local inflammation primarily to physical therapists through a nationwide system of dealers. The Company intends to market its local dermal anesthesia products in the United States hospital market through sales personnel who work directly for the Company, and anticipates that it will also use a third party or collaborative partner to market its current and future products. See "Business - Sales and Distribution."

         The majority of the dealers the Company uses in the distribution of its drug delivery systems for acute local inflammation are principally involved in the distribution of electrotherapy equipment and other rehabilitation related products to physical therapists and related physician specialists. The Company's product does not represent a primary source of revenue for many of those dealers. As a result, there can be no assurance those dealers will invest adequate resources toward the sale and promotion of the Company's products, sell other products developed by the Company or even continue to sell the Company's products.

         In cases where the Company intends to market its products using direct sales personnel, such as with its drug delivery system for the treatment of local anesthesia, it will need to hire, train and supervise those personnel. The Company has limited experience in marketing and sales, and only recently began to recruit a marketing staff and sales force. The Company will need to expend additional funds and management resources to assemble, train and oversee a marketing and sales staff. There can be no assurance the Company can successfully recruit, hire or retain personnel, nor can there can be any assurance the Company will be able to maintain its relationships with the marketing, sales and distribution resources it currently employs. There can also be no assurance that the cost of establishing and maintaining a sales and marketing staff will be justifiable in light of product revenues. If the Company's marketing resources fail to perform in accordance with the Company's expectations, the Company may be required to obtain or develop alternate marketing, sales and distribution capabilities or seek other methods of distributing its products. There can be no assurance the Company would be able to do so or that the Company's sales and marketing efforts will be successful. See "Business -- Sales and Distribution."

         Dependence on Patents and Proprietary Technology. The Company's ability to commercialize many of the products it has under development will depend, in part, on its or its licensors' ability, both in the United States and in other countries, to obtain patents, enforce those patents, preserve trade secrets and operate without infringing on the proprietary rights of third parties. As of the date hereof, the Company owns or has rights to 60 issued United States patents, 15 pending United States patents, 245 issued foreign patents and 47 pending foreign patents.

         The patent positions of drug delivery, pharmaceutical and biotechnology companies are highly uncertain and involve complex legal and factual questions. There can be no assurance the patents currently owned and licensed by the Company, or any future patents, will prevent other companies from developing similar or therapeutically equivalent products, or that other companies will not be issued patents that may prevent the sale of Company products or require licensing and the payment of significant fees or royalties by the Company. Furthermore, there can be no assurance any of the Company's products or methods will be patentable, will not infringe upon the patents of third parties, or that the Company's patents or future patents will give the Company an exclusive position in the subject matter claimed by those patents. The Company may be unable to avoid infringement of third party patents and may have to obtain a license, defend an infringement action or challenge the validity of the patents in court. There can be no assurance a license will be available to the Company, if at all, on terms and conditions acceptable to the Company, or that the Company will prevail in any patent litigation. Patent litigation is costly and time consuming, and there can be no assurance the Company will have or will devote sufficient resources to pursue such litigation. If the Company does not obtain a license under such patents, is found liable for infringement or is not able to have such patents declared invalid, the Company may be liable for significant monetary damages, may encounter significant delays in bringing products to market or may be precluded from participating in the manufacture, use, or sale of products or methods of treatment requiring such licenses. There can be no assurance the pending patent applications licensed to or owned by the Company will result in issued patents, patent protection will be secured for any particular technology, any patents that have been or may be issued to the Company or its licensors will be valid or enforceable or that the Company's patents will provide meaningful protection to the Company.

         The Company also relies on trade secrets and other unpatented proprietary information in its product development activities. To the extent the Company relies on confidential information to maintain its competitive position, there can be no assurance other parties may not independently develop the same or similar information. The Company seeks to protect trade secrets and proprietary knowledge in part through confidentiality agreements with its employees, consultants, advisors and collaborators. These agreements may not effectively prevent disclosure of the Company's confidential information and may not provide the Company with an adequate remedy in the event of unauthorized disclosure of such information. If the Company's employees, scientific consultants or collaborators develop inventions or processes independently that may be applicable to the Company's products under development, disputes may arise about ownership of proprietary rights to those inventions and processes. Those inventions and processes will not necessarily become the Company's property, but may remain the property of those persons or their employers. Protracted and costly litigation could be necessary to enforce and determine the scope of the Company's proprietary rights. The Company's failure to obtain or maintain patent and trade secret protection, for any reason, could have a material adverse effect on the Company's business, financial position or results of operations.

         The Company may engage in collaborations, sponsored research agreements, and other arrangements with academic researchers and institutions that have received or may receive funding from United States government agencies. As a result of these arrangements, the United States government or other parties may have rights in certain inventions developed during the course of the performance of such collaborations and agreements as required by law or such agreements. Several legislative bills affecting patent rights have been introduced in the United States Congress. These bills address various aspects of patent law, including publication, patent term, re-examination, subject matter and enforceability. It is not certain whether any of these bills will be enacted into law or what form such new laws may take. Accordingly, the effect of such potential legislative changes on the Company's intellectual property is uncertain. See "Business -- Patents and Proprietary Rights."

         In August 1993, the United States Patent and Trademark Office ("PTO") issued a patent to Alza Corporation ("Alza") covering the iontophoretic delivery of fentanyl. A similar patent application in Europe has thus far been rejected, although the Company believes Alza has appealed that rejection. The United States patent was the subject of a reexamination by the PTO and all of the substantive claims within the patent were also rejected, but Alza has appealed that rejection to the United States Board of Patent Appeals and Interferences. There can be no assurance Alza will not be successful in one or both of its appeals. Therefore, if the Company develops a drug delivery system for fentanyl and if Alza is successful in its appeal, the Company would be required to obtain a license from Alza to market an iontophoretic drug delivery system for fentanyl in the United States. There can be no assurance such a license would be available on terms acceptable to the Company, if at all. If the Company cannot obtain such license, the Company will be required to discontinue its product development programs using fentanyl. See "Business -- Products and Products Under Development."

         Need to Manage Expanding Operations. If the Company is successful in achieving market acceptance of its products, it will be required to expand its operations, particularly in the areas of research and development, sales and marketing and manufacturing. As the Company expands its operations in these areas, those expansions will likely result in new and increased responsibilities for management personnel and place significant strain on the Company's management, operating and financial systems and other resources. To accommodate any such growth and compete effectively, the Company will be required to implement and improve information systems, procedures and controls, and to expand, train, motivate and manage its work force. The Company's future success will depend to a significant extent on the ability of its current and future management personnel to operate effectively both independently and as a group. There can be no assurance the Company's personnel, systems, procedures and controls will be adequate to support the Company's future operations.

         Future Capital Needs; Uncertainty of Additional Funding. The further development and commercialization of the Company's products and technology will require a commitment of substantial funds to conduct research and development activities, including preclinical and clinical studies, to expand distribution and hire additional sales and marketing personnel and to expand and develop manufacturing capabilities. Although the Company believes that the net proceeds of the Offering, together with existing cash balances and cash generated from operations, will be sufficient to fund the operations of the Company for approximately the next two years, the Company may be required or elect to raise additional capital before that time. The Company's actual capital requirements will depend on many factors, including but not limited to, the costs and timing of the Company's research and development activities, the number and type of clinical tests the Company is required to conduct in seeking approval of its products from governmental agencies, the success of the Company's development efforts, the costs and timing of the expansion of the Company's sales and marketing activities, the extent to which the Company's existing and new products gain market acceptance, the Company's ability to maintain existing collaborative relationships and enter into new collaborative relationships, competing technological and market developments, the progress of the Company's commercialization efforts and the commercialization efforts of the Company's distributors, the costs involved in preparing, filing, prosecuting, maintaining, enforcing and defending patent claims and other intellectual property rights, developments related to regulatory and third party reimbursement issues, and other factors.

         To satisfy its capital requirements, the Company may seek to raise funds through public or private financings, collaborative relationships or other arrangements. Any additional equity financing may be dilutive to shareholders, and debt financing, if available, may involve significant restrictive covenants. Collaborative arrangements, if necessary to raise additional funds, may require the Company to relinquish its rights to certain of its technologies, products or marketing territories. Failure to raise capital when needed could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that such financing, if required, will be available on terms satisfactory to the Company, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

         Uncertainty of Government Regulation. The research, development, manufacture and marketing of the Company's products are extensively regulated by the FDA, which requires its approval of drugs and medical devices before they can be marketed in the United States. Similar approvals are also required from other regulatory bodies in virtually every developed foreign country before the Company's products may be marketed in such countries. The regulatory processes established by these government agencies are lengthy, expensive and uncertain. In addition, once approval is obtained, that approval may be withdrawn for a manufacturer's failure to comply with regulatory standards, because of unforeseen problems related to product safety or as a result of the retroactive application of changes in the law.

         The Company has received approval from the FDA on its New Drug Application ("NDA") for Iontocaine, and the FDA has allowed the Company to market its electrical dose controllers and electrode products under the FDA's 510(k) regulations governing medical devices. However, the FDA has publicly stated that it intends to require manufacturers of iontophoretic devices to obtain pre-market approval ("PMA") approval of marketed devices currently used with drugs not specifically labeled for iontophoretic delivery, which would include the Company's Phoresor for use with ions of soluble salts or other drugs, such as Dexamethasone. The FDA's 1994 strategy document states that the enactment of the modified regulatory procedure was a "high priority" and that the agency intended to publish a proposed regulation requiring such PMAs in 1996. The agency to date has not published such a regulation.

         If the FDA calls for PMAs, the Company would be required to have a PMA accepted for filing by the FDA within 90 days after the date of the final regulation. There can be no assurance that the Company would be able to complete necessary clinical studies and otherwise prepare and file a PMA within that period or that any data and information submitted in a PMA would be adequate to support FDA approval. The Company's failure to submit a PMA and have it accepted for filing by the FDA within the required timeframe could result in the Company being required to cease commercial distribution of the Phoresor for use with ions of soluble salts or other drugs, including Dexamethasone. Upon timely filing of a PMA, the Company believes (based on the FDA's announced position as to certain other devices) that the FDA would permit continued commercial distribution of the Phoresor for use with Dexamethasone during the time necessary to review the PMA. There can be no assurance, however, that FDA would do so, nor can any assurance be given that the FDA would approve a PMA filed by the Company. The FDA also could condition PMA approval upon approval of an NDA permitting Dexamethasone to be labeled for use with the Company's dose controller. If the Company were required to cease commercial distribution of its iontophoretic drug delivery products for use with Dexamethasone, the Company's business, financial conditions and results of operations would be adversely affected. See "Business -- Government Regulation." The Company will be required to obtain further FDA approvals before it may promote or otherwise market or label any of its present or future drug delivery products for use with other named drugs. There can be no assurance that such approvals will be granted and the process of obtaining them would be extensive, time-consuming and costly. The time required to obtain FDA approval after filing an NDA is uncertain and frequently takes several years. Further, the Company has not yet filed NDAs on any drug other than Iontocaine. Medical practitioners routinely use the Company's iontophoretic devices for the delivery of Dexamethasone even though the Company has not filed an NDA for that therapeutic indication and even though the Company is not permitted to label or promote its device for use with Dexamethasone. The FDA may require that the Company conduct clinical trials and obtain NDA approval for the iontophoretic delivery of Dexamethasone using the Company's dose controllers and electrodes for the treatment of acute local inflammation in order for the Company to continue to market its products for that therapeutic indication. There can be no assurance that such clinical trials, if conducted, would be successful in establishing safety and efficacy or that NDA approval could be obtained.

         There can be no assurance any future products developed by the Company will prove to be safe and effective or meet all of the applicable regulatory requirements necessary to be marketed. Data obtained from testing activities can be susceptible to varying interpretations which could delay, limit or prevent required regulatory approvals. In addition, the Company may encounter delays or denials of approval based on a number of factors, including future legislation, administrative action or changes in FDA policy made during the period of product development and FDA regulatory review. The Company may encounter similar delays in foreign countries. Furthermore, approval may entail ongoing requirements for, among other things, post-marketing studies. Even if a product developer obtains regulatory approval, a marketed product, its manufacturer and its manufacturing facilities and pertinent operations are subject to extensive regulation and periodic inspections. Discovery of previously unknown problems with a product, manufacturer or facility could result in FDA sanctions, restrictions on a product or manufacturer, or an order to withdraw and/or recall a specific product from the market. There can also be no assurance that changes in the legal or regulatory framework or other subsequent developments will not result in the limitation, suspension or revocation of regulatory approvals granted to the Company. Such events, were they to occur, could have a material adverse effect on the Company's business, financial condition and results of operations.

         The Company is also required to comply with FDA regulations for manufacturing practices, which mandate procedures for extensive control and documentation of product design, control and validation of the manufacturing process and overall product quality. Foreign regulatory agencies have similar manufacturing standards. Ongoing compliance with these standards and with labeling, adverse event reporting and other applicable regulatory requirements is monitored through periodic inspections and market surveillance by federal, state and local government agencies and by comparable agencies in other countries. Any third parties manufacturing the Company's products or supplying materials or components for such products may also be subject to the foregoing requirements. If the Company, its management or its third party manufacturers fail to comply with applicable regulations regarding these manufacturing practices, it could be subject to a number of sanctions, including fines, injunctions, civil penalties, delays, suspensions or withdrawals of market approval, seizures or recalls of products, operating restrictions and, in some cases, criminal prosecutions. See "Business -- Government Regulation."

         Under the FDA's regulations, when a manufacturer changes or modifies a device for which it has received a 510(k) clearance, it is required to obtain an additional 510(k) clearance for the modified device if the modification affects the safety or efficacy of the device, or if the modification results in a major change in intended use or manufacture. In such cases, the manufacturer is expected to make the initial determination as to whether the modification is of a kind that would require a new 510(k) clearance. The FDA's regulations provide only limited guidance in making this determination. The FDA has cleared the Company's electrical dose controller and electrode kits for marketing under a 510(k) clearance. Since obtaining its 510(k) clearances, the Company has made modifications to its products. Based on the checklist developed by the FDA to assist manufacturers in determining whether they are required to obtain a 510(k) submission for a modified device, the Company has determined that a new 510(k) submission was not required in connection with the commercial introduction of such products. However, there can be no assurance that the FDA will not require the Company to obtain additional 510(k) clearances with respect to those products. If the FDA requires the Company to submit a new 510(k) notice for any device modification, the Company may be prohibited from marketing the modified device until the 510(k) notice is cleared by the FDA.

         Dependence on Single Sources of Supply. A key material used in many of the Company's current electrode products is available only from a single supplier. In addition, the Company obtains Iontocaine from Abbott Laboratories under a contract expiring in December 1998. The Company believes that, if necessary, alternative sources can be developed or alternate materials can be substituted for each of these single-sourced materials. Although the Company has not experienced difficulty acquiring these materials on commercially reasonable terms and in sufficient quantities to maintain required production levels, no assurance can be given that price increases or interruptions in the supply of these materials will not occur in the future or that the Company will not have to seek alternate suppliers or obtain substitute materials, which may require additional product validations and regulatory submissions. Any significant price increase, interruption of supply, inability to secure an alternate source or qualify a substitute material could have a material adverse effect on the Company's ability to manufacture its products or to obtain or maintain regulatory approval of its products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

         The Company's current dose controllers are manufactured under contract with a third party electronics manufacturer. The Company has not experienced any difficulty in obtaining adequate supplies of this product from the manufacturer, but there can be no assurance that an interruption in supply will not occur in the future or, if there is an interruption in supply, that the Company would be able to identify, qualify and validate an alternate source of supply within a reasonable period of time or that such an interruption would not have a material adverse effect on the Company's business, financial condition or results of operations. See "Business -- Manufacturing."

         Limited Manufacturing Experience. The Company manufactures its iontophoretic drug delivery electrodes in quantities sufficient to satisfy its current level of product sales. To meet anticipated increases in sales, the Company may need to increase its production significantly beyond its present manufacturing capacity. Accordingly, the Company may be required to increase its manufacturing capacities or to contract with another party to manufacture its products. There can be no assurance the Company can successfully increase its capacity on a profitable basis, or contract with another party on terms acceptable to the Company, if at all.

         The Company's manufacturing process is labor intensive and, therefore, significant increases in production volume would likely require changes in both product and process design in order to facilitate increased automation in the Company's production processes. There can be no assurance such changes in products or processes or efforts to automate all or portions of the Company's manufacturing process will be successful or that manufacturing or quality control problems will not arise as the Company increases production volumes of its existing products or begins production of new products, any of which events would have a material adverse effect on the Company's business, financial condition and results of operations.

         The Company believes its facilities operate in accordance with the Quality System Regulations currently prescribed by the FDA and in substantial compliance with ISO 9001 and CE Mark standards. The Company has Good Manufacturing Practices ("GMP") audits conducted by a qualified, independent, organization on a regular basis and recently obtained its official ISO 9001, and CE Mark certification. There can be no assurance the Company will be able to maintain such compliance if the scale of the Company's manufacturing operations increases. See "Use of Proceeds," "Business -- Manufacturing" and "Business -- Government Regulation."

         Potential Health Care Reform. Political, economic and regulatory influences are subjecting the health care industry in the United States to fundamental changes. The Company anticipates the United States Congress, state legislatures and the private sector will continue to review and assess alternative health care delivery and payment systems. Potential approaches that have been considered include mandated basic health care benefits, controls on health care spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups, price controls and other fundamental changes to the health care delivery system. The Company believes the legislative debate will continue in the future, and that market forces will demand reduced costs. The Company cannot predict what impact the adoption of any federal or state potential health care reform measures, private sector reform or other market forces may have on its business, either currently or in the future. Even the existence of pending health care reform could have a material adverse impact on the Company by making it difficult to raise capital or establish collaborative relationships. See "Business -- Government Regulation."

         Uncertainty of Health Care Reimbursement. The Company's ability to commercialize its products successfully will depend in part on the extent to which reimbursement for the costs of those products and related treatments will be available from government health administration authorities, private health insurers and other organizations in the United States and in foreign markets where the Company's products will be sold. Third party payors can affect the pricing or relative attractiveness of the Company's products by regulating the reimbursement they provide on the Company's or competing products or therapies. There can be no assurance such reimbursement will continue at present levels, if at all. Furthermore, significant uncertainty exists as to the reimbursement status of new health care products. There can be no assurance third party coverage will be available for the Company's future products at levels necessary for commercial success. Domestic and foreign government and third party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products. If adequate coverage and reimbursement levels are not provided by such government and third party payors for uses of the Company's products, the market acceptance of those products could be adversely affected. Given the recent efforts to control and reduce health care costs in the United States and in foreign markets, there can be no assurance the currently available levels of reimbursement will continue to be available in the future for the Company's existing products or products under development.

         Effective October 1, 1991, the Health Care Financing Administration adopted new regulations providing for the treatment of capital related costs for medical products. Under the regulations, providers are reimbursed for those capital costs on a per diagnosis basis at fixed rates unrelated to actual costs. Equipment costs generally are not reimbursed separately, but are included in a single, fixed rate, per patient reimbursement. These regulations are being phased in over a 10 year period and, although the full implications of the regulations cannot yet be known, the Company believes the new regulations may place more pressure on hospital operating margins, causing them to limit capital expenditures. The Company is unable to predict what adverse impact on the Company, if any, additional government regulations, legislation or initiatives or changes by other payors affecting reimbursement or other matters that may influence decisions to obtain medical devices may have.

         Retention and Attraction of Key Employees. The Company is highly dependent on its ability to continue to attract and retain qualified scientific, managerial and manufacturing personnel. There is intense competition for qualified personnel in the Company's area of activity, and there can be no assurance the Company will be able to continue to attract and retain the qualified personnel necessary for the development of its business. Loss of the services of or the failure to recruit qualified scientific, managerial or manufacturing personnel could have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not carry key-man insurance with respect to any of its executives or employees. See "Business -- Employees" and "Management."

         Risk of Product Liability and Availability of Insurance. The testing, marketing and sale of drug delivery and related pharmaceutical products for use in humans involves unavoidable risks. The use of the Company's products in clinical trials and the sale of its products upon approval may expose the Company to potential product liability resulting from the use of such products. In addition, the existence of a product liability claim could have an adverse effect on the Company's sales of that product, could result in a recall of that product or require a change in the indications for which it may be used. Product liability insurance in the Company's industry is expensive and difficult to obtain.

         Although the Company currently has product liability insurance with an annual limit of $1,000,000 per occurrence and $1,000,000 in the aggregate, there can be no assurance the existing coverage is adequate. The Company will seek to maintain and appropriately increase its insurance coverage as its product sales increase and the clinical development of its new product applications progress. There can be no assurance, however, that the Company will be able to maintain its current levels of insurance on acceptable terms, will be able to secure increased coverage as the commercialization of its products proceeds or that any particular level of insurance will provide adequate protection against potential liabilities. The obligation to pay any product liability claim brought against the Company which is in excess of the Company's insurance coverage could have a material adverse effect upon the Company's business, financial condition and results of operations.

         Absence of Prior Trading Market; Potential Volatility of Share Price. Prior to the Offering, there has been no market for the Common Shares, and there can be no assurance an active trading market will develop or, if one does develop, that it will be maintained. The public offering price of the Common Shares offered hereby will be determined by negotiations between the Company and the representative of the Underwriters. For a description of the factors to be considered in determining the public offering price, see "Underwriting." The market price of the Common Shares, like that of the common shares of many other drug delivery, pharmaceutical, biotechnology, medical device and other high technology companies, is likely to be highly volatile. Factors such as fluctuations or volatility in the Company's operating results, announcements of technological innovations, results of clinical trials or new commercial products by the Company or competitors, regulatory developments in the United States or foreign countries, changes in the current structure of health care financing and payment systems, developments in or disputes regarding patent or other proprietary rights, general market conditions, economic and other external factors may have a significant effect on the market price of the Common Shares.

         Shares Eligible for Future Sale; Possible Adverse Effect on Future Market Price. Sales of substantial amounts of Common Shares (including shares issuable upon exercise of outstanding options and warrants) in the public market after the Offering could adversely affect the market price of the Common Shares. Such sales could also make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company deems appropriate. Upon completion of the Offering, the Company will have outstanding an aggregate of _____ Common Shares. In addition, the Company has reserved for issuance shares issuable upon exercise of outstanding options and warrants. The _____ Common Shares offered hereby will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except for shares which may be acquired by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. The remaining Common Shares held by existing shareholders are "restricted securities" as that term is defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for exemption from registration under Rules 144 or 701 under the Securities Act. Pursuant to certain "lock-up" agreements, the Company's directors, officers and certain of its shareholders who collectively hold an aggregate of _____ Common Shares, together with the Company, have agreed, for a period of 180 days following the date of this Prospectus, not to offer, pledge, sell, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any Common Shares without the prior written consent of EVEREN Securities, Inc. Following the 180-day period, approximately _____ Common Shares will be eligible for sale in the public market without restriction under Rule 144(k) and an additional Common Shares will be eligible for sale subject to certain volume, manner of sale and other restrictions of Rule 144. Of the approximately _____ restricted shares held by existing shareholders of the Company not subject to lock-up agreements, _____ Common Shares will be eligible for immediate sale in the public market without restriction under Rule 144(k). The remaining _____ Common Shares not subject to the lock-up agreements will become eligible for sale, subject to certain volume, manner of sale and other limitations under Rule 144 commencing 90 days following the date of this Prospectus. In addition, holders of stock options or warrants exercisable for an aggregate of ____ Common Shares have entered into agreements prohibiting the sales of the underlying Common Shares for 180 days following the date of this Prospectus. See "Principal Shareholders," "Shares Eligible for Future Sale" and "Underwriting."

         Potential Dilution; Absence of Dividends. The initial public offering price will be substantially higher than the tangible book value per Common Share. Investors purchasing Common Shares in the Offering will therefore incur an immediate and substantial dilution in tangible book value. In addition, investors purchasing Common Shares in the Offering will incur additional dilution to the extent outstanding stock options and warrants are exercised. The Company has not paid any cash dividends since inception and does not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy" and "Dilution."

         Management Discretion Over Proceeds of the Offering. The Company's management will retain broad discretion as to the allocation of a significant portion of the net proceeds of the Offering. As a result of that discretion, the Company's management could allocate the proceeds of the Offering to uses which the shareholders may not deem desirable. In addition, there can be no assurance the proceeds can or will be invested to yield an appropriate return. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         Control by Existing Shareholders. Following the Offering, the Company's directors, executives and principal shareholders will beneficially own approximately ____% of the outstanding Common Shares. Accordingly, if such persons act in concert, they will have the power to elect the Company's directors and, subject to certain limitations, effect or preclude fundamental corporate transactions involving the Company. This concentration of ownership may have the effect of delaying or preventing a change of control of the Company. See "Principal Shareholders" and "Description of Capital Shares."

         Anti-Takeover Provisions of the Company's Articles of Incorporation; Utah Law. Certain provisions of the Company's Articles of Incorporation, as amended, and the provisions of the Utah Revised Business Corporations Act may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which shareholders might otherwise receive a premium for their shares over then-current market prices. These provisions may also limit the ability of shareholders to approve transactions they may deem to be in their best interests. Prior to the closing of the Offering, the Corporation intends to amend its Articles of Incorporation to provide, among other things, for a classified Board of Directors, and to provide that members of the Board of Directors may be removed only for cause upon the affirmative vote of the holders of at least two-thirds of the Common Shares. The Company's Board of Directors is also authorized to issue Preferred Shares and, in connection with any such issuance, determine the price, rights, preferences and privileges of those shares without further vote or action by the Company's shareholders. The rights of the holders of the Common Shares will be subject to, and may be adversely affected by, the rights of the holders of any such Preferred Shares that may be issued in the future. Any such Preferred Shares may have other rights, including economic rights, which are senior to the Common Shares and, as a result, the issuance of such Preferred Shares could have a material adverse effect on the market value of the Common Shares. See "Description of Capital Shares."

         Environmental Matters. The Company's research and development activities involve the controlled use of hazardous materials, chemicals and various radioactive compounds. These materials, and their use, disposal and handling, are extensively regulated by federal, state and local government authorities. Although the Company believes its safety procedures for handling and disposing of such materials comply in all material respects with the standards prescribed by state and federal regulations, the risk of accidental environmental contamination or personal injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages and any such liability could exceed the resources of the Company. There can be no assurance the Company will not be required to incur significant costs to comply with such environmental and health and safety laws and regulations in the future, particularly if the Company develops additional manufacturing or research facilities and capacity. See "Business -- Government Regulation."

         Forward-Looking Statements. Certain statements under the headings "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and elsewhere in this Prospectus constitute "forward-looking statements" within the meaning of the rules and regulations promulgated by the Securities and Exchange Commission. Such forward-looking statements may be identified by the use of terminology such as "may," "will," "expect," "anticipate," "intend," "designed," "estimate," "should," or "continue" or the negatives thereof or other variations thereon or comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, among other things, the following: the Company's sporadic history of profitability and the continuing uncertainty of its profitability; the Company's ability to develop and introduce new products; the uncertainty of market acceptance of the Company's new and existing products and their market penetration to date; the uncertainties related to the Company's product development programs; the Company's reliance on collaborative partners and licenses; the Company's limited sales, marketing and distribution experience and current dependence on distributors; the risks associated with obtaining governmental approval of the Company's products; the highly competitive industry in which the Company operates and the rapid pace of technological change within that industry; the uncertainty of patented and proprietary technology protection and the Company's reliance on such patented and proprietary technology (including reliance on technology licensed from third parties); changes in or failure to comply with governmental regulation, the uncertainty of third party reimbursement for the Company's products; the Company's dependence on key employees; general economic and business conditions and other factors referenced in this Prospectus.


                      TRANSACTIONS RELATED TO THE OFFERING

         In March 1997, the Company entered into a series of agreements with Elan Corporation, plc ("Elan") pursuant to which the Company acquired certain in-process research and development programs, including exclusive world-wide rights to certain iontophoretic patents, know-how and clinical data (the "Elan Agreements"). The Company acquired the Elan technology by issuing Elan two promissory notes, a $10.0 million note and a $5.0 million note, issued Elan a warrant to purchase _____ Common Shares at an exercise price of $_____ per share and agreed to pay Elan royalties on any net revenues derived by the Company from its products.

         Concurrently with the closing of the Offering, the amounts due under the $10.0 million note issued to Elan, including interest thereon, will be exchanged by the Company for approximately ____ Common Shares. In addition, under the terms of the Elan Agreements, Elan is obligated to purchase in a private placement that number of Common Shares which have an aggregate purchase price (based on the initial public offering price to the public of the Common Shares hereunder) equal to the total amount, including interest thereon, outstanding under the $5.0 million note as of the closing date of the Offering. Elan has stated its intent to fulfill that purchase obligation by buying Common Shares in the Offering (estimated to have an aggregate value of $5.1 million at the closing of the Offering). The Company has agreed to waive Elan's purchase obligation contingent on its purchase of the equivalent number of Common Shares in the Offering. A portion of the net proceeds from the Offering will be used to pay the outstanding principal and interest under the $5.0 million note. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Collaborative Relationships and Licenses," "Certain Transactions," and "Underwriting."


                                 USE OF PROCEEDS

         The net proceeds of the Offering are estimated to be approximately $_____ million ($_____ million if the Underwriters' exercise the over-allotment option in full) at an assumed initial public offering price of $_____ per Common Share. The Company intends to use approximately $_____ million of the net proceeds from the Offering to conduct research and development activities. The Company is also required to use approximately $5.1 million of the net proceeds to repay the $5.0 million note, including interest thereon, issued to Elan in connection with the Elan Agreements. This note bears interest at the rate of prime plus 1% (adjusted semi-annually), compounded semi-annually beginning October 15, 1997, and is due in five installments of $1.0 million each, together with accrued interest, on the fifth through ninth annual anniversaries of the note, or earlier upon the Company's completion of an initial registered public offering of its Common Shares ("IPO"). The balance of the net proceeds (approximately $_____ million) will be used to expand the Company's sales and marketing capabilities and to consolidate and equip its facilities, as well as for working capital or other general corporate purposes. The Company may also use a portion of the net proceeds from the Offering for the in-licensing or acquisition of technologies, businesses or products that are complementary to those of the Company, although no specific acquisitions are being negotiated as of the date hereof, and no portion of the net proceeds has been allocated for any such acquisition. Pending such uses, the Company intends to invest the proceeds of the Offering in short term, investment grade, interest-bearing securities. See "Transactions Related to the Offering" and "Certain Transactions."

          The actual amount expended and the timing of the use of the net proceeds of the Offering for each purpose set forth in the preceding paragraph may vary significantly depending upon a number of factors, including the costs and timing of the Company's research and development activities, the number and type of clinical tests the Company is required to conduct in seeking approval of its products from governmental agencies, the success of the Company's developmental efforts, the costs and timing of the expansion of the Company's sales and marketing activities, the extent to which the Company's existing and new products gain market acceptance, the Company's ability to maintain existing collaborative relationships and enter into new collaborative relationships, competing technological, market and patent developments, the progress of the Company's commercialization efforts and the commercialization efforts of the
Company's  distributors  and  co-marketers  , the costs  involved in  preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights, developments related to regulatory and third party reimbursement issues, and other factors. The Company's management will retain broad discretion as to the allocation of a significant portion of the net proceeds of the Offering. See "Risk Factors -- Management Discretion Over Proceeds of the Offering."


                                 CAPITALIZATION

         The following table sets forth (a) the actual capitalization of the Company as of June 30, 1997 (giving effect to the proposed one-for- _____ reverse split) and (b) the pro forma capitalization of the Company as adjusted to reflect (i) the redemption of _____ outstanding Series C Preferred Shares for an aggregate redemption payment of $180,000 in July 1997 and the conversion of the remaining outstanding Series C Preferred Shares into _____ Common Shares concurrently with the closing of the Offering; (ii) the exchange of the $10.0 million note isssued to Elan including interest thereon, for approximately ____ Common Shares, concurrently with the closing of the Offering; and (iii) the sale of _____ Common Shares offered hereby at an assumed initial public offering price of $_____ per share, and the receipt and application of the net proceeds therefrom.


                                                                June 30, 1997(1)
                                                            ---------------------------
                                                                           Pro forma as
                                                               Actual         adjusted

Long-term Debt(2)                                            $15,242,000
Redeemable, Convertible Series C Preferred                       900,000
        Shares, $        par value,          shares
        issued
        and outstanding, actual; no shares issued and
        outstanding, pro forma as adjusted
Shareholders' equity:
Common Shares, par value $     per share;                        15,000
               shares issued and outstanding, actual;
               shares issued and outstanding,
        pro forma as adjusted
Additional paid-in capital                                   12,032,000
Accumulated deficit                                         (21,538,000)
                                                            -----------
Total shareholders' equity (deficit)                         (9,491,000)
                                                            -----------
Total capitalization                                         $6,651,000
                                                            ===========

(1) Excludes (i) Common Shares issuable upon exercise of options granted pursuant to the Company's stock option plan, at a weighted average exercise price of $ per share; (ii) Common Shares reserved for future grants of options or awards under the Company's stock option plan; (iii) Common Shares issuable upon exercise of the Representative's Warrants; and (iv) Common Shares issuable upon exercise of other outstanding warrants, at a weighted average exercise price of $ per share. See "Management - Stock Option Plan," "Certain Transactions," "Description of Capital Shares" and "Underwriting."
(2) Reflects (i) $15,240,000 in notes, including accrued interest, issued to Elan and (ii) other.

                                 DIVIDEND POLICY

          The Company has never declared or paid any cash dividends and does not intend to pay any cash dividends on its Common Shares for the foreseeable future.

                                    DILUTION

         The net tangible book value of the Company as of June 30, 1997 (giving effect to the proposed one-for- _____ reverse split), was $_____ , or $_____ per share. Net tangible book value per share is equal to total tangible assets of the Company, less total liabilities, divided by the number of Common Shares outstanding. Without taking into account any other changes in net tangible book value after June 30, 1997, other than to give effect to (i) the mandatory redemption of _____ outstanding Series C Preferred Shares for an aggregate redemption payment of $180,000 in July 1997 and the conversion of the remaining outstanding Series C Preferred Shares concurrently with the closing of the Offering; (ii) the exchange of the $10.0 million note issued to Elan, including interest thereon, for approximately ____ Common Shares, concurrently with the closing of the Offering; and (iii) the sale of _____ Common Shares offered hereby at an assumed initial public offering price of $_____ per share, and the receipt and application of the net proceeds therefrom, the pro forma net tangible book value of the Company as of June 30, 1997 would have been approximately $_____, or $_____ per share. This represents an immediate increase in pro forma net tangible book value of $_____ per share to existing shareholders and an immediate dilution in pro forma net tangible book value of $_____ per share to investors in the Common Shares offered hereby. The following table illustrates the per share dilution in net tangible book value to investors in the Offering assuming the foregoing:


Assumed initial public offering price per share........................                     $
     Pro forma net tangible book value per share
          as of June 30, 1997..........................................    $
     Increase per share attributable to new investors..................
Pro forma net tangible book value per share after Offering.............
Dilution per share to new investors....................................                     $

         The following table sets forth, on a pro forma basis as of June 30, 1997, the differences between the existing shareholders and the new investors with respect to the number of Common Shares (including all Series C Preferred Shares on an as converted basis) purchased from the Company, the total consideration paid and the average price paid per share (before deducting estimated underwriting discounts and commissions and estimated expenses of the Offering):

                                   Shares Purchased           Total Consideration         Average Price
                              Number          Percent      Amount         Percent           Per Share

Existing shareholders.......                        %      $                 %           $
New Investors...............                        %                        %
                              ----------      -------      ---------      -----
         Total..............                  100%         $              100%
                              ==========      =======      =========      =====


         The foregoing tables assume no exercise of any options or warrants subsequent to June 30, 1997. As of June 30, 1997, there were (i) _____ Common Shares issuable upon exercise of options granted pursuant to the Company's stock option plan, at a weighted average exercise price of $ _____ per share; (ii) _____ Common Shares reserved for future grants of options or awards under the Company's stock option plan; (iii) _____ Common Shares issuable upon exercise of the Representative's Warrants at an initial exercise price of _____ per share; and (iv) _____ Common Shares issuable upon exercise of other outstanding warrants, at a weighted average exercise price of $_____ per share. See "Management - Stock Option Plan," "Certain Transactions," "Description of Capital Shares" and "Underwriting."

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The financial information set forth below with respect to the Company's consolidated statements of operations for each of the years in the three year period ended June 30, 1997, and with respect to the Company's consolidated balance sheets at June 30, 1996 and 1997, are derived from the consolidated financial statements of the Company included elsewhere herein that have been audited by Ernst & Young LLP, independent certified public accountants, and is qualified by reference to such consolidated financial statements and notes related thereto. The following selected consolidated financial data should be read in conjunction with the Company's consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this Prospectus.

                                                                Fiscal Year ended June 30,
                                           ----------------------------------------------------------------------
                                                  1993           1994          1995          1996          1997
                                                  ----           ----          ----          ----          ----
Statement of Operations Data:
Revenues:
   Product Sales ........................     $6,980,000    $6,991,000    $6,964,000    $6,829,000    $7,483,000
   Contract research revenues, royalties
   and license fees .....................            --            --            --      2,409,000     1,800,000
                                            ------------   ------------   -----------    ---------    ----------
     Total revenues .....................      6,980,000     6,991,000     6,964,000     9,238,000     9,283,000

Operating costs and expenses:
   Cost of products sold ................      4,124,000     3,499,000     3,369,000     3,138,000     3,338,000
   Research and development .............      1,984,000     1,665,000     1,467,000     1,099,000     1,488,000
   Selling, general and administrative ..      4,338,000     3,307,000     3,338,000     3,283,000     3,501,000
   Non-recurring charges ................        459,000(1)        --            --        430,000(2) 15,059,000(3)
                                            ------------   -----------    -----------    ---------    ----------
     Total costs and expenses ...........    10,905,000      8,471,000     8,174,000     7,950,000    23,386,000

Income (loss) from operations ...........    (3,925,000)   (1,480,000)   (1,210,000)     1,288,000   (14,103,000)

Interest expense ........................        152,000        39,000        32,000         9,000       242,000
Interest income and other, net ..........         45,000       102,000       120,000       167,000       291,000
                                            ------------   -----------    ----------     ---------    ----------
Income (loss) from continuing operations
   before income taxes and minority          (4,032,000)   (1,417,000)   (1,122,000)     1,446,000   (14,054,000)
interest ................................

Minority interest .......................            ---           ---           ---       (17,000)       23,000
Income tax expense (benefit) ............      (143,000)     (264,000)     (173,000)       (79,000)        5.000
                                            ------------   -----------    ----------     ---------    ----------
Income (loss) from continuing operations     (3,889,000)   (1,153,000)     (949,000)     1,542,000   (14,082,000)
Income from discontinued operations(4) ..       241,000       444,000        290,000       201,000        44,000
                                            -----------    ----------     ----------     ---------    ----------

Net income (loss) .......................   $(3,648,000)    $(709,000)    $(659,000)    $1,743,000  $(14,038,000)
                                            ============   ===========    ==========     =========    ==========

Per Common Share Amounts:
Income (loss) from continuing operations          $(.60)        $(.13)        $(.10)          $.10        $(.94)
Income from discontinued operations .....           .04           .05           .03            .01           --
                                                                                                             --
Net income (loss) .......................         $(.56)        $(.08)        $(.07)          $.11        $(.94)
                                            ============   ===========    ==========     =========    ==========

Shares used in computing per share             6,489,764     8,749,738     9,780,842    15,216,786    14,925,234
                                            ============   ===========    ==========     =========    ==========
amounts(5) ..............................

Balance Sheet Data:
Cash and cash equivalents ...............     $1,350,000    $2,541,000    $1,861,000    $4,507,000    $6,346,000
Total assets ............................      4,593,000     5,501,000     4,770,000     7,251,000     8,664,000
Long-term obligations, including current         332,000     3,263,000     3,099,000        44,000    15,242,000(6)
portion .................................
Redeemable, convertible preferred shares        2,380,00     2,308,000     2,235,000     1,270,000       900,000
Accumulated deficit .....................     (7,875,000)   (8,584,000)   (9,243,000)   (7,500,000)  (21,538,000)
Shareholders' equity (deficit) ..........       (250,000)     (945,000)   (1,592,000)    3,992,000    (9,491,000)


-------------------------

(1) Costs incurred in connection with the issuance of debt and equity securities in private financing transactions.
(2)  Costs incurred in connection with the settlement of certain litigation. See
     Note 3 of the Notes to Consolidated Financial Statements included elsewhere in this Prospectus.
(3) Reflects the write-off of certain in-process research and development (including related transaction costs) purchased from Elan. See Note 3 of the Notes to Consolidated Financial Statements included elsewhere in this Prospectus.
(4) Discontinued operations include the operating results (exclusive of any corporate allocations and net of applicable income taxes) of the Company's prosthetics sales and services division, which was sold in December 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(5) See Note 1 of the Notes to Consolidated Financial Statements for information concerning the computation of per share amounts.
(6) Reflects $15,240,000 in notes, including accrued interest, issued to Elan and other.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following should be read in conjunction with "Selected Consolidated Financial Data" and the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. This Management's Discussion and Analysis of Financial Condition and Results of Operations and other parts of this Prospectus contain forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

Overview

         The Company develops, manufactures and commercializes controllable drug delivery systems using iontophoretic technology. The majority of the Company's revenues has been generated through the sale of its iontophoretic drug delivery products in the physical therapy market for use in the delivery of Dexamethasone and contract research revenues from the Company's collaboration with Novartis. The Company recently introduced its local dermal anesthesia products into the market place and, to date, has not realized significant revenue from the sales of such products. Since its inception, the Company has generally incurred operating losses and it expects to incur additional operating losses over the next several years as a result of anticipated costs associated with a significant increase in internally funded research, development and clinical trial activities relating to new applications for its iontophoretic drug delivery technologies, development of a dedicated sales force and the consolidation and equipping of its facilities. As of June 30, 1997, the Company's accumulated deficit was approximately $21.5 million. The Company's ability to achieve and sustain profitability will depend on its ability to achieve market acceptance and successfully expand sales of its existing products, as well as successfully complete the development of, receive regulatory approvals for, and successfully manufacture and market, its products under development, as to which there can be no assurance.

Results of Operations

Fiscal Years Ended June 30, 1996 and 1997

         Revenues. Product sales increased 10% from $6.8 million in fiscal 1996 to $7.5 million in fiscal 1997. This increase can be attributed to increased sales of the Company's iontophoretic drug delivery products for the delivery of Dexamethasone resulting from the first full year of sales of the Company's newly introduced electrode kits for the treatment of local inflammation.

         Contract research revenues, royalties and license fees decreased 25% from $2.4 million in fiscal 1996 to $1.8 million in fiscal 1997. During fiscal 1996, the Company entered into a research and development agreement with Novartis to develop proprietary iontophoretic drug delivery systems for Novartis drugs. Pursuant to the agreement, the Company received contract research revenues and other payments of $1.4 million and $1.8 million, respectively, in fiscal 1996 and 1997. In addition, in fiscal 1996, the Company received a one-time license fee of $1.0 million. Contract research revenues received during fiscal 1997 and 1996 pursuant to the Novartis agreement covered a substantial portion of the Company's research and development expenses.

         Costs of Products Sold. Costs of products sold increased 6% from $3.1 million in fiscal 1996 to $3.3 million in fiscal 1997, reflecting increased costs attributable to higher material and labor costs resulting from higher unit sales volume. Costs of products sold decreased slightly as a percent of product sales due to productivity gains which were offset, in part, by increased costs associated with new product introductions.

         Research and Development Expense. Research and development expenditures increased 36%, from $1.1 million in fiscal 1996 to $1.5 million in fiscal 1997. The increase reflects increased costs of personnel and other expenditures associated with the development programs conducted under the Novartis agreement, as well as research and development expenditures on the Company's internally financed product development projects.

         Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 6%, from $3.3 million in fiscal 1996 to $3.5 million in fiscal 1997. The increase in fiscal 1997 can be attributed to the recruiting, personnel and other sales and marketing costs associated with the Company's market introduction of Numby Stuff. The increase was offset, in part, by decreases in general and administrative expenses.

         Non-Recurring Charges. In March 1997, the Company entered into the Elan Agreements, pursuant to which the Company acquired certain rights to Elan's in-process research and development relating to iontophoretic drug delivery, including issued and pending United States and foreign patents, know-how and clinical data. As a result of this transaction, the Company recorded a non-recurring charge of approximately $15.1 million.

         During fiscal 1996, the Company recorded a non-recurring charge of $430,000 for costs incurred in connection with the settlement of certain litigation (the "Litigation").

         Other Costs and Expenses. Interest expense increased from $9,000 in fiscal 1996 to $242,000 in fiscal 1997. This increase can be attributed to the recognition of non-cash interest expense on $15.0 million in notes issued to Elan in connection with the Elan Agreements. Interest income and other miscellaneous income was $167,000 in fiscal 1996, compared to $291,000 in fiscal 1997, reflecting interest earnings on higher average cash balances during fiscal 1997.

         The Company has substantial net operating loss carryforwards. Income taxes in both periods reflect estimated alternative minimum tax liabilities, offset by the recognition of future tax benefits resulting from the allocation of income tax expense, at statutory rates, to the pre-tax income of the Company's discontinued operations.

         Income (loss) from Continuing Operations. Income from continuing operations of $1.5 million in fiscal 1996 compares to a loss from continuing operations of $14.1 million in fiscal 1997. Excluding the non-recurring charges in both fiscal years, income from continuing operations decreased from $2.0 million in fiscal 1996 to $1.0 million in fiscal 1997. The decrease in fiscal 1997 can be attributed primarily to the one time $1.0 million license fee the Company received from Novartis in fiscal 1996.

Fiscal Years Ended June 30, 1995 and 1996

         Revenues. Product sales decreased 3%, from $7.0 million in fiscal 1995 to $6.8 million in fiscal 1996. Sales increases during fiscal 1996 were offset by the full year effect of the loss of sales resulting from the acquisition, during fiscal 1995, of several of the Company's key product distributors by a major competitor in the physical therapy market. Sales in fiscal 1996 were also negatively impacted by the Litigation, which delayed the launch of the newly developed series of electrode kits for the treatment of acute local inflammation. During fiscal 1996, the Company realized $1.4 million in revenues from contract research and development services and a one-time $1.0 million license fee in connection with its research and development agreement with Novartis, offsetting the decrease in product sales in fiscal 1996.

         Cost of Products Sold. Costs of products sold decreased 9% from $3.4 million in fiscal 1995 to $3.1 million in fiscal 1996. This improvement was attributed to increased manufacturing efficiencies and lower materials costs resulting from the use of new materials and sources of supply and reductions in manufacturing overhead.

         Research and Development Expense. Research and development expense decreased 27% from $1.5 million in fiscal 1995 to $1.1 million in fiscal 1996. Research and development expense during fiscal 1996 consisted primarily of expenditures relating to the Company's research programs with Novartis, which, in the aggregate, were lower than the research and development expenditures in fiscal 1995. The Company's research and development expenditures in fiscal 1995 included costs relating to the Company's NDA filing for the approval of Iontocaine, as well as expenditures relating to the Company's collaborative development projects with Laboratoires Fournier S.C.A. ("Laboratoires Fournier").

         Non-Recurring  Charges.  The Company recorded a non-recurring charge of
$430,000   during  fiscal  1996  for  costs  incurred  in  connection  with  the
Litigation.

         Other Costs and Expenses. Interest expense decreased from $32,000 in fiscal 1995 to $9,000 in fiscal 1996 due to the lower average principal balance due under the Company's term loan. Interest income and other miscellaneous income was $120,000 in fiscal 1995, compared to $167,000 in fiscal 1996, primarily due to interest earnings on higher average cash balances from operating cash flows, and the Company's sale to Novartis of a 20% interest in Dermion in fiscal 1996.

         The Company has substantial net operating loss carryforwards. The credit provision for income taxes in fiscal 1996 reflects the recognition of future tax benefits resulting from the allocation of income tax expense, at statutory rates, to the pre-tax income of the Company's discontinued operations, offset, in part, by estimated alternative minimum tax liabilities. The credit provision for income taxes in fiscal 1995 reflects the recognition of future tax benefits resulting from the allocation of income tax expense, at statutory rates, to the pre-tax income of the Company's discontinued operations.

         Income (loss) from Continuing Operations. The loss from continuing operations of $949,000 in fiscal 1995 compares to income from continuing operations of $1.5 million in fiscal 1996. Excluding the non-recurring charge in fiscal 1996, the difference is attributable primarily to the Company's receipt, in fiscal 1996, of contract research and development revenues and a $1.0 million one-time license fee in connection with the Company's research and development agreement with Novartis.

Liquidity and Capital Resources

         Prior to fiscal 1996, the Company funded its operating losses primarily through private equity financing, convertible debt arrangements, capital lease financing, and collateralized bank loans. Beginning in fiscal 1996, the Company's operating and research activities have been internally funded, primarily as a result of the research and development revenues and license fees the Company has received from Novartis.

         As of June 30, 1997, the Company had cash and cash equivalents totaling approximately $6.3 million. Cash in excess of immediate requirements is invested in a manner which is intended to maximize liquidity and return while minimizing investment risk, and, whenever possible, the Company seeks to minimize the potential effects of concentration of credit risk.

         The Company generated approximately $1.0 million of cash from operating activities during fiscal 1997, compared to $2.2 million in fiscal 1996. The decrease can be attributed primarily to the one-time license fee received from Novartis in fiscal 1996 and an increased net investment in working capital in fiscal 1997. In fiscal 1996, the Company generated cash of $2.2 million from operating activities, compared to a use of cash of $298,000 in fiscal 1995. The transition to generating cash in fiscal 1996 can be attributed to the research and development funding and the one-time license fee the Company received from Novartis in fiscal 1996. During fiscal 1995, the Company's investment in finished goods inventory increased in preparation for the launch of a new electrode kit for local inflammation and accrued liabilities increased due to the reserve established for the estimated costs of the Company's planned facilities consolidation.

         Historically, the Company's operations have not been capital intensive and, therefore, its investment in property, plant and equipment during the periods presented has not been significant. The Company anticipates however, that its investment in facilities and equipment will increase in the future, due to the Company's desire to consolidate its manufacturing, administrative and research and development facilities and the need to increase the automation of its electrode manufacturing processes to meet higher expected sales volumes. The Company's expenditures for equipment and furniture were $156,000, $316,000 and $231,000 in each of the fiscal years ended June 30, 1995, 1996 and 1997, respectively.

         During fiscal 1997, the Company generated $255,000 in cash from the private placement of its Common Shares. During fiscal 1996, the Company generated $1.0 million ($892,000, net of related expenses) in cash from the sale of a 20% equity interest in Dermion to Novartis.

         The Company expects to continue to incur substantial costs associated with the expansion of its research and development activities, including clinical trials, development of a dedicated sales force and consolidating and equipping its facilities. The Company anticipates that the net proceeds of the Offering, together with existing cash balances and cash generated from operations (including funding from Novartis) will be sufficient to fund the operations of the Company for approximately the next two years. However, the Company may be required or elect to raise additional capital before that time. The Company's actual capital requirements will depend on many factors, some of which are outside the Company's control. See "Risk Factors -- Future Capital Needs; Uncertainty of Additional Funding."

         Concurrently with the closing of the Offering, the amounts due under the $10.0 million note issued to Elan, including interest thereon, will be exchanged for approximately ____ Common Shares. In addition, under the terms of the Elan Agreements, Elan is obligated to purchase in a private placement that number of Common Shares which have an aggregate purchase price (based on the initial public offering price to the public of the Common Shares hereunder) equal to the total amount, including interest thereon, outstanding under the $5.0 million note as of the closing date of the Offering. Elan has stated its intent to fulfill that purchase obligation by buying Common Shares in the Offering (estimated to have an aggregate value of approximately $5.1 million at the closing of the Offering). The Company has agreed to waive Elan's purchase obligation contingent on its purchase of the equivalent number of Common Shares in the Offering. A portion of the net proceeds from the Offering will be used to pay the outstanding principal and interest under the $5.0 million note. See "Use of Proceeds," "Transactions Related to the Offering," "Certain Transactions" and
Note 7 of the Notes to Consolidated Financial Statements.

Discontinued Operations

         Prior to January 1997, the Company provided state-of-the-art prosthetics products to amputees throughout the United States, Canada and Western Europe through its Motion Control division. Motion Control's principal products were the Utah Artificial Arm and the ProControl II, advanced myolectric prostheses for above and below the elbow amputees.

      In December 1996, the Company sold the assets of the Motion Control division for $1.0 million and granted the purchaser an exclusive, worldwide license and sublicense to the patents, trademarks, know-how and other intellectual property of the Company relating to the Motion Control products. Under the terms of that sublicense agreement, the Company will receive license fees and royalties on future sales of the Motion Control products. There was no significant gain or loss recognized on the sale. The results of operations of the Motion Control division, exclusive of any corporate allocations, are reported as discontinued operations in the consolidated financial statements for all periods presented. See Note 4 of Notes to the Consolidated Financial Statements.


                                    BUSINESS

Introduction

         The Company develops, manufactures and commercializes controllable drug delivery systems using iontophoretic technology. Iontophoresis is a non-invasive method of enhancing and controlling the transport of water-soluble ionic drugs through the skin using a low level electrical current. The Company's proprietary iontophoretic drug delivery systems allow rapid onset and cessation of therapeutic action, as well as programmable dose control. The systems enable caregivers and patients to monitor and control the onset of drug effectiveness and maintain, reduce or cease drug administration once a desired therapeutic effect is observed. The programming feature also enables caregivers to customize dosing patterns to meet each patient's specific needs. The flexibility of the Company's proprietary systems provides therapeutic control not possible with many alternative drug delivery methods, including oral tablets and capsules, injections, inhalants and passive transdermal patches. The Company's systems may also increase bioavailability, safety and patient comfort.

         The Company markets two products, an iontophoretic system used to deliver Dexamethasone and an iontophoretic system used to deliver Iontocaine. The Company's system for the delivery of Dexamethasone has been used primarily by physical therapists and athletic trainers in over 10 million patient applications for the treatment of acute local inflammatory conditions such as tendonitis, tennis elbow and carpal tunnel syndrome. The Company's system to deliver Iontocaine provides needle-free, long-lasting local dermal anesthesia up to six times more rapidly and up to three times deeper than can be achieved using topical anesthetic creams. The Company is initially marketing its Iontocaine product under the brand name Numby Stuff in pediatric hospitals in the United States. The Company is also developing a number of iontophoretic drug delivery systems for other indications, including conscious sedation, tocolysis, post operative and chronic pain control, and osteoporosis.

Background on Drug Delivery Systems

         A wide variety of drug delivery methods is currently available in the market, although not all drugs can be delivered by all routes of administration. For certain applications, there are clinical benefits in providing rapid onset of therapeutic action and the minimum drug dosage necessary to achieve the desired effect. In all applications, drug delivery should be convenient, cost-effective and as non-invasive as possible.

         Conventional Oral Methods. Conventional oral drug dosage forms, such as pills and capsules, are the most common types of drug delivery. These methods offer ease of administration and low cost-per-use, but their application is often limited by inconvenient dosage intervals and less than optimal bioavailability (due to degradation of the drug in the gastro intestinal tract ("GI tract") and the liver) and efficacy. In addition, conventional oral dosage forms often produce higher initial drug levels than are required to achieve the desired therapeutic effects, thereby increasing risk of side effects, and lower than therapeutically optimal levels of the drug as it is metabolized and cleared from the body. More frequent administration of lower doses can sometimes mitigate this problem, but can also increase cost, inconvenience and patient noncompliance.

         Injection Methods. Injectable drug dosage forms generally provide rapid onset of action and offer many of the same advantages as conventional oral drug dosage methods, but, like conventional oral dosage forms, they often produce higher initial drug levels than are required to achieve the desired therapeutic effect, thereby increasing risk of side effects. Injectable drug delivery methods require caregiver administration and have the added disadvantage of using needles as a delivery path into the body, raising the possibility of needle stick injuries, as well as risk of infection to the caregiver and the patient. The use of needles also increases patient anxiety due to the pain of injection.

         Controlled Release Methods. Controlled release drug delivery systems attempt to overcome many of the limitations inherent in conventional drug delivery methods by maintaining a more consistent and appropriate drug level in the bloodstream. Sustained release oral dosage forms are designed to release the active ingredients of the drug into the body at either a predetermined point in time or at a predetermined rate over an extended period of time, but they generally do not provide rapid onset of action and may not achieve optimal bioavailability. Passive transdermal patches allow absorption of drugs through the skin and generally provide a convenient method of administering drugs at a steady rate over an extended period of time, but onset of action may take hours after application and absorption of the drug may continue for hours after the patch is removed, which can increase side effects. Additionally, because human skin is an effective barrier, most drug formulations will not passively permeate the skin in therapeutic quantities. Continuous infusion pumps introduce drugs directly into the body, thereby providing rapid onset of action, and may offer variable controlled dosing. Infusion therapy requires insertion of a needle, however, and, therefore, can be painful and threatening to the patient. The use of infusion pumps also increases the risk of infection and generally requires medical professionals for safe administration, which may significantly increase costs.

         Pulmonary and Nasal Methods. Both pulmonary (inhalation) delivery and nasal sprays are designed to provide rapid onset of action or to deliver drugs that are not orally bioavailable. Pulmonary delivery has the disadvantage of variable drug amounts reaching the alveoli of the lungs, therefore making it difficult to control the bioavailability of the dose. Nasal sprays can cause irritation in some patients and can be difficult to administer in variable intranasal conditions. In addition, the dose of the product cannot be controlled by the patient over a period of time, and patients and caregivers may have difficulty maintaining the desired therapeutic effect.

         Other. Many existing and emerging pharmaceutical compounds, such as biotechnology-derived oligonucleotides, peptides and other macromolecular drugs, cannot be effectively administered by traditional non-invasive methods and are, therefore, administered only by injection or infusion. Oral delivery of such molecules is generally inefficient due to the rapid breakdown of these molecules during digestion and the natural impermeability of the GI tract to larger molecules. The skin is even less permeable to macromolecules than the GI tract, which the Company believes is the primary reason passive transdermal delivery of those molecules using patch technology has not been successful to date.

Iontophoretic Drug Delivery and its Advantages

         Iontophoretic drug delivery systems are designed to overcome many of the limitations associated with other drug delivery methods. Iontophoresis is an active method of transdermal drug delivery in which water-soluble, ionized (electrically charged) drugs are transported through the skin for local or systemic therapeutic applications by applying a low level, external electrical current. The amount of drug delivered through the skin is proportional to the total electrical charge applied (which is a function of time and current). Therefore, it is possible to program the system's electrical current levels to control more precisely the desired drug dose, delivery rate (including base line and bolus dosing) and the pattern of delivery.

         Iontophoretic drug delivery systems are generally comprised of a power supply which is used to control drug dose (the "dose controller") and a pair of electrodes, one containing the drug and one serving as a grounding electrode to complete the electrical circuit through the skin. The drug electrode consists of a matrix which contains the drug solution, a conductive element which distributes the electric current through the drug matrix, an electrical connector that links the electrode to the dose controller, and an adhesive layer that attaches the electrode to the body. The grounding electrode consists of similar components, but without the drug solution. The drug delivery electrode is applied to the patient's skin at a local treatment site (such as for joint or tendon soreness or to induce local dermal anesthesia), or at any suitable site on the body for systemic drug delivery. The grounding electrode is applied to the skin a short distance away from the drug electrode. As is shown in the illustration below, when an electric current with the same positive or negative electric charge as the drug is applied to the drug electrode, the drug is repelled from the electrode and into the skin in the same way as like poles of two magnets repel each other. Although currently marketed products consist of discrete components, advanced systems integrating all components in a single miniaturize patch are under development.




        [GRAPHIC DEPICTING AN IONTOPHORETIC DRUG DELIVERY DEVICE IN USE.]




         The Company believes that, for certain applications, iontophoretic drug delivery systems may offer several advantages over other drug delivery methods, including:

         Broad Applicability. A substantial number of the drugs on the market and in development today are, the Company believes, ionic and water-soluble and, therefore, may be amenable to delivery by iontophoresis. In addition, iontophoretic drug delivery systems may be applicable to a significantly broader range of pharmaceutical compounds, including larger drug molecules such as peptides and oligonucleotides, than passive transdermal drug delivery methods.

         Increased Convenience and Compliance. Iontophoretic drug delivery systems are easy to use and offer simple, needle-free administration that eliminates the inconvenience of frequent dosing, and may permit patient self-administration.

         Programmable Control of Drug Delivery. The rate, timing and pattern of drug delivery using an iontophoretic drug delivery system can be controlled by varying the electrical current applied to the system's electrodes. The benefits of this ability to control the drug's delivery include the following:

         o Rapid Onset of Action -- The speed with which a drug delivery system can provide efficacious blood levels of the target drug determines the onset of therapeutic action. Iontophoretic drug delivery systems allow many drugs to pass directly through the skin into underlying tissue and the bloodstream at a rate that is significantly more rapid than oral or passive transdermal delivery methods. Research has shown that certain drugs can be delivered by iontophoresis more than 10 to 1,000 times faster than drug delivery by passive transdermal patches.

         o Rapid Cessation of Administration -- In certain applications, it is desirable that drug delivery cease once the desired effect has been obtained. Iontophoretic drug delivery systems allow rapid cessation of drug delivery since absorption of water-soluble drugs from the skin into bloodstream ceases rapidly after the current is turned off or the drug electrode is removed from the skin.

         o Variable Dose Control -- Iontophoretic drug delivery systems can offer precision controlled dosing that can be customized for desired therapeutic profiles or for individual patient needs, including baseline and/or bolus dosing.

         o Patient Controlled Dosing -- Iontophoretic drug delivery systems can be designed to offer active patient control or intervention in the dosing regimen, while at the same time incorporating programmed lock-outs for added safety and dose monitoring capability.

         o Dose-to-Effect -- Iontophoretic drug delivery systems allow caregivers or patients to monitor the onset of drug effectiveness and maintain, progressively reduce or cease drug administration once a desired therapeutic effect is observed.

The Company's Iontophoretic Systems

         While the fundamentals of iontophoresis have been understood for decades, the technology has become commercially practicable as a method for delivering drugs only recently as a result of advances in electronics, materials science and electrochemistry. These advances have led to the development of more efficient and adaptable drug containment electrodes and more reliable, compact and programmable dose controllers. The Company has developed iontophoretic drug delivery systems which incorporate dose controllers and electrodes which have enhanced performance characteristics, which the Company believes are adaptable to a number of clinical settings and therapeutic applications, and which the Company believes are cost-effective in a number of therapeutic applications.

         In March 1997, the Company entered into an agreement with Elan to obtain an exclusive, worldwide license to the commercial exploitation of certain technology developed by Elan in the field of iontophoretic drug delivery and certain other electro-transport fields. The acquisition of the Elan technology is intended to speed the development and commercialization of products using the combined technologies, including the miniaturized integrated, wearable systems currently under development by the Company. The Company also believes its competitive position in relation to other companies engaged in the development of iontophoretic drug delivery systems has been significantly enhanced by Elan's broad base of United States and foreign patents, in-depth body of in vitro drug transport data and in vivo animal and human clinical data, in addition to other proprietary know-how.

         Dose Controllers. The Company's dose controllers generate the low-level electrical current needed for iontophoretic drug delivery. The Company presently markets a compact, fully portable dose controller, the Phoresor, that offers durable microprocessor control, enhanced user interface, versatile programmable dosing capability, auto-calculating treatment time (based on electrical current settings and selected dose) and constant current output (by automatically adjusting voltage to compensate for variations in the electrical resistance of the skin). The Phoresor incorporates a microprocessor, other electronic circuitry, on-board software that monitors and controls the rate of current flow, and an easy-to-use control panel. The Company has also developed, and anticipates marketing in the near future, a new dose controller for specific use with its pediatric local dermal anesthetic product. See "Business -- Products and Products Under Development -- Local Dermal Anesthesia." The Company's next generation of dose controllers, both stand-alone and wearable miniaturized versions, are being designed to include many of the same features as the Company's current dose controllers. Depending on the therapeutic application, the new generation dose controllers may be designed to allow bolus dosing capability and programming (using a physician's or pharmacist's key) to adjust dosing to match desired delivery profiles or patterns.

         In a clinical setting for short treatment durations, the battery and dose controller are housed in a discrete, reusable, table-top unit connected to a pair of disposable, single-use electrodes to which drug solution is added immediately prior to application to the patient. This technology is used in the Company's current products. For longer term or chronic applications or patient-administered therapy outside the clinical setting, the Company is developing iontophoretic drug delivery systems in which the battery, dose controller and electrodes will be combined in a small patch applied to the skin as a single, integrated unit. The electronic components may be reusable, with replaceable or rechargeable batteries and single-use, disposable drug and grounding electrodes, or the entire unit may be disposable after a single use. The drug may be added to the electrode drug pad during manufacturing, or may be stored separately in the system and introduced into the drug containment pad immediately before use by means of proprietary, integrated hydration devices developed by the Company.

         Electrodes. Electrode design is critical to successful delivery of a drug by iontophoresis. The Company's electrodes incorporate patented and proprietary design innovations which the Company believes offer significant advantages to both patients and health care providers. The Company's proprietary electrode technology includes patented polymer hydrogels which absorb drug solutions in seconds, becoming soft and pliable so as to conform better to the body and to be comfortable to the patient. The Company's electrode technology also employs special silver and silver chloride inks to distribute electric current evenly from the dose controller to the electrodes and control possible changes in acidity and alkalinity (pH changes) which can occur during iontophoresis, thereby preventing possible drug instability or unacceptable skin irritation.

Business Strategy

         The Company's primary business goal is to establish its proprietary iontophoretic drug delivery systems as a preferred, cost effective means of delivering a wide range of drugs. To achieve this goal, the Company uses its multi-disciplinary expertise in pharmacology and drug formulation, regulatory and product testing, microelectronics, electrochemistry, polymer chemistry and adhesives. The Company's strategy for achieving this goal includes the following principal elements:

         Develop Systems for Off-Patent Drugs. The Company intends to continue the independent development of proprietary iontophoretic drug delivery systems for off-patent drugs with known safety and efficacy and for which the Company believes its drug delivery technology may be cost competitive with and offer advantages over other drug delivery methods. The Company believes that, by developing proprietary products based on currently approved off-patent drugs, rather than new chemical entities ("NCE's"), it can reduce regulatory and development risks and shorten the product development cycle.

         Enter into Collaborative Relationships. In order to gain access to NCEs and other proprietary drugs, and to reduce the costs and risks associated with the development of iontophoretic drug delivery systems for such compounds, the Company intends to enter into collaborative relationships with pharmaceutical and other biotechnology companies whose drugs could benefit from the Company's iontophoretic drug delivery technology. The Company has entered into a collaborative development agreement with Novartis for the purpose of evaluating the potential for the development of iontophoretic drug delivery systems for a number of Novartis compounds for several therapeutic applications. In collaboration with Novartis, the Company is currently developing an iontophoretic drug delivery system to deliver a drug for the treatment of osteoporosis.

         Increase Market Penetration of Existing Products. In order to leverage the capabilities of its direct and dealer sales forces, the Company intends to enter into collaborative sales and marketing relationships with other parties that have specific expertise in markets targeted by the Company. In general, the Company intends to use collaborative sales and marketing relationships in the sale and distribution of its products to the general physician, international and specialty markets, including the podiatric, orthopedic and chiropractic markets.

         In addition, the Company is actively seeking to expand the commercial potential of its local anesthesia and acute inflammation products by pursuing new applications. The Company will continue to conduct (i) marketing studies aimed at expanding the use of its delivery system for Iontocaine to a broader range of procedures and (ii) clinical trials to further establish the safety and efficacy of iontophoresis for the treatment of local inflammation using Dexamathasone or for use in other specific procedures.

         Broaden  Technology  Platform.  The  Company  intends  to  enhance  its proprietary iontophoretic technology base through internal research and development. The Company will also pursue additional iontophoretic and other complementary products and technologies owned or developed by third parties, on a case-by-case basis, through in-licensing or acquisition.

         Control Product Manufacturing Processes. The Company intends to maintain control over the manufacture of its electrode kits in order to retain control over the quality of its products and capture a larger portion of the product revenue stream when third parties are involved in the marketing of the product.

Products and Products Under Development

         The Company currently has product development programs at various stages of development for acute local inflammation, local dermal anesthesia, remission of pre-term labor, conscious sedation, pain control and osteoporosis.

         Acute Local Inflammation

         Acute local inflammatory conditions resulting from exercise, sports injuries, trauma or repetitive motion disorders are among the leading types of injuries occurring in the workplace and among physically active adults. The most common of these injuries include tendonitis, bursitis, carpal tunnel syndrome and epicondylitis (tennis elbow). Generally, patients suffering from these conditions are initially treated with oral nonsteroidal anti-inflammatory drugs ("NSAIDS") for a period of up to fourteen days. Although steroid injections are generally more effective than NSAIDS, medical professionals usually avoid steroid injections in all but severe cases because of the negative side effects that can accompany bolus needle injections of corticosteroids into an inflamed joint or tendon, including risk of infection, tissue distortion, tendon weakening and tendon rupture. If patients do not respond to treatment with NSAIDS, the physician generally has two options - refer the patient to a physical therapist, or proceed with injection of anti-inflammatory steroids such as Dexamethasone. The Company estimates that the total potential retail market in the United States for the sale of iontophoretic drug delivery systems to clinicians to treat acute local inflammatory conditions is in excess of $400 million. In addition, the Company estimates that current total sales into this market by the Company and its competitors are under $30 million at retail, representing less than eight percent penetration of the potential market.

         The Company believes iontophoretic delivery of Dexamethasone provides significant advantages over other current treatment regimes for acute local inflammation. The Company believes iontophoresis eliminates the risks and inconvenience associated with bolus steroid injections, avoids the systemic side effects of oral steroids and eliminates the significant incidence of GI tract side effects of orally administered NSAIDS. Iontophoresis also increases therapeutic efficacy by bypassing metabolism by the liver, by reducing the possibility of overdosing, and by providing localized delivery at the target site without trauma. As a result, the Company believes that it may be advantageous to introduce the iontophoretic delivery of Dexamethasone into the initial treatment regimen for acute local inflammation. The Company believes that earlier treatment with Dexamethasone has the potential to significantly increase the rate of patient recovery and, in doing so, reduce the overall cost of patient treatment.

         Commercial Products. The Company pioneered the commercial introduction of an iontophoretic drug delivery system for the treatment of local acute inflammation. The Company's delivery system for the delivery of Dexamethasone was first introduced into the market in substantially its present form in 1990. These products, as well as the Company's earlier versions of these products, are used principally by physical therapists (under a doctor's prescription) and have been administered in over 10 million patient treatments for the iontophoretic delivery of Dexamethasone. The Company's Phoresor for the delivery of Dexamethasone is also used by athletic trainers and physical therapists serving a number of professional athletes, including professional golfers and tennis players, men's and women's olympic ski teams and professional football, basketball and hockey teams. The Company believes that iontophoretic drug delivery systems are accepted in the rehabilitation marketplace due to their ease of use, non-invasiveness, recognized efficacy and lack of side effects.

         Products Under Development. The Company currently markets four different electrode kits in three different configurations and continues to develop additional electrode kits and configurations for application in different segments of the acute local inflammation market. The Company's existing electrode kits, as well as those it has under development, are designed to be user friendly and to offer clinicians a broad range of electrode sizes, formats, configurations and price ranges.

         Currently,  due to  limited  labeling  of  Dexamethasone,  neither  the
Company  nor  its  competitors  have  the  requisite   regulatory   approval  to
specifically promote the use of their iontophoretic drug delivery systems for the delivery of Dexamethasone. The Company believes that its inability to do so limits its ability to market its system, particularly to the physician market. The Company further believes that to market iontophoretic drug delivery systems for a specific drug and therapeutic indication, the FDA must approve each new drug/device combination. Therefore, in order to expand the Company's sales of its delivery systems into the physician market as a first line treatment for acute local inflammation, the Company has filed an investigational new drug ("IND") application with the FDA under which it intends to establish the safety and efficacy of its current drug delivery system for Dexamethasone. Upon completion of the protocol design, the Company intends to select appropriate clinical sites and initiate clinical studies in support of filing an NDA (or an appropriate drug/device combination marketing application seeking FDA approval) to label a formulation of Dexamethasone for use with the Company's Phoresor for treatment of acute local inflammatory conditions. The Company believes that, because of the known safety and efficacy profile of Dexamethasone and the acute nature of the conditions to be treated in these studies, the duration of the studies and the required follow-up periods may not be as extensive as would be required for a NCE.

         The Company believes the resulting outcomes data and specific drug labeling contained in the NDA will allow the Company to actively promote the iontophoretic delivery of Dexamethasone to general and family practice physicians, orthopedists, neurologists and sports and industrial medicine clinics. The Company believes this could significantly enhance the Company's ability to establish its delivery system for Dexamethasone as a primary treatment option for acute local inflammatory conditions. The Company also believes that, with an approved NDA to complement its device, many physicians who refer their patients for physical therapy will do so with a specific prescription for iontophoresis using the Company's proprietary drug formulation and delivery system.

         Local Dermal Anesthesia

         Medical care providers have long recognized the importance of the management of pain, including pain associated with certain minimally invasive medical procedures such as needle injections; venous access (including phlebotomies and intravenous catherizations); lumbar punctures; and local dermatological, gynecological and urological procedures such as wart and mole removal, LOOP/LETZ procedures, biopsies (including fine needle, punch, excisional, shave and cervical biopsies), Mohs procedures and vasectomies. To address this concern, local dermal anesthetics are widely used in medical practice.

         The primary means of administering local dermal anesthetics is by needle injection, which has the benefit of being fast, effective and long lasting. However, the fear and pain associated with the needle stick, especially on the extremities or on other sensitive areas such as the face, vulva and cervix is compounded by the sting associated with virtually all injectable local anesthetics. These factors increase patient discomfort and anxiety. In addition, the local tissue distortion which typically accompanies injections may cause procedural difficulty for the physician. New topical analgesic formulations have recently been introduced into the market and are gaining widespread acceptance, especially in pediatric hospitals and clinics and in pediatric dermatology. These topical formulations avoid many of the pitfalls of anesthetic injections, but they generally require significant advance preparation since they require one to two hours to obtain anesthesia. Even when topical formulations are given adequate time to achieve anesthesia, they anesthetize only to a maximum depth of 3 to 5 mm. The time required to achieve therapeutic anesthesia and the depth of anesthesia make these formulations less suitable or impractical for many potential applications. The Company believes that the growing interest in these products, in spite of their clinical limitations, is a positive indication of the market's desire for an effective, needle-free local dermal anesthetic.

         The Company's Iontocaine brand of lidocaine HCl 2% and epinephrine 1:100,000 is FDA approved under an NDA and is specifically labeled for use with the Company's Phoresor and its proprietary, single use, disposable electrode kits. The Iontocaine delivery system was shown to be safe and effective in double blinded, placebo controlled, randomized studies in over 400 adult and pediatric patients. Based on these studies, the Company filed an NDA with the FDA and received labeling to use the system for all procedures requiring local dermal anesthesia.

         Using the Company's product, clinicians can administer needle-free, long lasting (up to two hours) local dermal anesthesia up to a depth of 10 mm in approximately ten minutes. The Company believes the ability to provide painless local dermal anesthesia up to three times deeper than topical formulations, in 85% less time, could make the Company's products a preferred drug delivery method for many existing applications where topical anesthetic creams are currently employed, and that the product will provide a means of painlessly inducing local dermal anesthesia for a broader range of medical procedures where the use of such creams is not practical.

         Commercial Products. A leading concern among patients, parents and health care professionals is the control of pain in the practice of children's medicine, including the pain associated with needle insertions. With the growing acceptance of topical anesthetic creams in the pediatric hospital setting, the Company believes there is a large potential market for an iontophoretic drug delivery system targeted toward pediatrics. Accordingly, the Company has focused its initial local dermal anesthesia product launch into the pediatric market under the brand name Numby Stuff. Numby Stuff, which the Company launched in January of 1997, currently consists of the Phoresor, the Company's line of proprietary, single use, disposable electrode kits and Iontocaine, all in a brightly colored, child friendly product package. Numby Stuff is currently being used to induce local dermal anesthesia prior to pediatric intravenous starts, blood draws and other invasive procedures, and the Company believes it provides a cost effective alternative to the leading topical product. The Company estimates that pediatric intravenous starts, blood draws and other invasive procedures are performed more than 20 million times in the United States each year.

         Numby Stuff was recently reviewed by the new product review committee of the Alliance of Children's Hospitals ("ACH"), a subsidiary of the Child Health Corporation of America ("CHCA"), a consortium of 35 of the leading free standing children's hospitals in the United States. The committee awarded Numby Stuff ACH's "Seal of Acceptance," a recognition that is reserved only for products which ACH believes offer significant potential therapeutic benefits in the practice of pediatric medicine. Numby Stuff is one of only 24 products used in pediatric hospitals that bear the ACH seal. Under ACH policy, the Company is required to pay ACH a royalty in order to use the seal. The Company issued ACH a warrant to acquire _____ Common Shares at $_____ per share in lieu of that royalty. In connection with that transaction, the Company also sold CHCA _____ Common Shares for $250,000. The Company also entered into an agreement with CHCA pursuant to which CHCA will provide continued support and endorsement for Numby Stuff and will assist the Company in introducing the product to pharmacy directors and other clinical specialties within its member hospitals.

         Products Under Development. The Company has developed a working prototype of a preprogrammed, fixed dose, dose controller with push-button operation for use as part of the Numby Stuff product. The Company is currently working with its third party supplier to develop manufacturing specifications for the new dose controller, and expects to initiate manufacturing and marketing of the dose controller in fiscal 1998. The Company believes that the new dose controller's anticipated pricing and simplified operation will further enhance the marketability and use of Numby Stuff.

         In order to achieve greater market acceptance of its Iontocaine product in pediatric markets, the Company supports evaluations conducted by doctors and other medical personnel for the use of its anesthetic product prior to a wide variety of painful medical procedures. The Company is currently conducting or planning two studies evaluating the use of Numby Stuff prior to lumbar punctures and circumcisions in pediatric patients. Depending on the results of these studies, the Company may develop new electrode kits which specifically address these opportunities. The Company also believes, in addition to the pediatric market, the adult hospital market represents additional opportunities for growth. The Company believes that it could service the adult hospital market by making minor modifications in its product image and by using its existing sales force. There are over 250 million venous catheters inserted each year, of which a substantial portion are inserted in adult patients.

         The Company also believes that Iontocaine, together with the Phoresor and adaptations of its existing electrode designs, can be successfully used to induce effective local dermal or mucosal anesthesia prior to certain gynecological procedures. The Company believes the effective, rapid, painless, needle-free anesthesia provided by the Company's drug delivery technology would increase patient comfort. In general, promotion of the Company's systems for use in connection with gynecological procedures involving mucosal membranes would require additional FDA approval, most likely in the form of a supplement to the Company's existing Iontocaine NDA. Gynecological procedures involving the vulva would not require additional FDA approvals. The Company has performed preliminary studies which indicate that its anesthetic system may significantly reduce or eliminate the pain of vulvar biopsies. The Company has already tested prototype electrodes which are specifically designed for this application. There are approximately 50 million pap smears performed each year in the United States, of which approximately 2.5 million require follow-up procedures that could benefit from non-invasive local dermal anesthesia. The majority of these procedures are performed by a relatively low number of gynecologists who are mainly in high density population areas that are also the major centers for the Company's pediatric marketing efforts.

         Remission of Pre-Term Labor

         Pre-term birth is a leading cause of neonatal morbidity and mortality. Each year in the United States alone, 10% of all births are premature resulting in more than 400,000 babies being born before completing 37 weeks of gestation. The cost of neonatal intensive care required for pre-term babies exceeds $5.0 billion a year in the United States. The Company believes that prolonging pregnancies threatened by pre-term delivery by even a few days may result in improved clinical outcomes, which could represent an important opportunity for significant medical, economic and social benefits.

         The Company estimates that each year a significant number of patients in the United States who are at risk or experience pre-term labor and pre-term birth are placed on one or more forms of tocolytic drug therapy. Tocolysis is the clinical term for the remission of labor. Although many of these therapies are not specifically FDA approved, the medical literature indicates that they have been successful in a large number of patients. The Company believes the number of patients placed on various tocolytic drug therapies will rise with the increased use of ambulatory external tocodynamometers and the advance of other new diagnostic techniques and products used to identify patients at risk. These advances in diagnostics should aid in identifying asymptomatic pregnant women.

         A typical therapeutic program for a pregnant woman who is experiencing acute episodes of pre-term labor consists of intra-venous ("IV") infusions of magnesium sulfate in the hospital. After a period of 12 to 24 hours of successful tocolysis, the patient is then switched to oral terbutaline sulfate tablets and released. Usually, after two to three weeks, the therapeutic effects of oral terbutaline are lost and the patient must be readmitted to the hospital to begin the treatment cycle again. If symptoms persist, the patient is often placed on an injectable form of terbutaline sulfate by means of an subcutaneous infusion pump. Although not approved by the FDA for this indication, subcutaneous infusion terbutaline therapy has been found to be effective in controlling pre-term labor and avoiding the loss of therapeutic efficacy experienced with oral dosing. Subcutaneous infusion terbutaline therapy can last for over a month, with a mean treatment period of approxiamtely three weeks, and costs approximately $1,500 to $2,000 per week. These costs include pump rental, drugs, disposable infusion kits and central monitoring and home visits by a skilled medical professional.

         Products Under Development. The Company is evaluating a system for delivering terbutaline using iontophoresis. Based on in vitro feasibility testing it has conducted, the Company believes terbutaline may be delivered by iontophoresis in therapeutic quantities. The Company intends to seek FDA approval for the delivery of terbutaline using its iontophoretic drug delivery system, has prepared a protocol for a Phase I blood level study, has received Institutional Review Board Approval and expects to initiate that study by the end of 1997. The Company believes that an iontophoretic drug delivery system for terbutaline could offer an alternative treatment regimen to oral terbutaline therapies with all of the benefits of home infusion therapy. The Company also believes an iontophoretic system may have substantial advantages over subcutaneous infusion therapy, including being less expensive to produce and service than standard infusion therapy devices, potentially providing greater patient comfort (since the electrodes could be placed at various sites on the body) and being non-invasive, thereby eliminating the risk of infection and reducing the need for frequent intervention by a skilled medical professional.

         Since the general pharmacology and toxicology of terbutaline are well known, and because the Company believes this is an area of significant interest within both the FDA and the medical community, the Company believes that, if its Phase I blood level studies are successful, it may be able to progress more rapidly into Phase III studies in at-risk, pregnant women than would be possible for an NCE. Due to the nature of the condition being treated, the Company believes the clinical trials should be of relatively short duration and will have a clearly defined endpoint.

         Conscious Sedation

         Many patients, especially children, experience extreme anxiety before the start of invasive or painful medical procedures, during stressful diagnostic tests such as endoscopies, magnetic resonance imaging, and CT scans, and before and during certain dental and emergency room procedures. Invasive methods of premedication and sedation, such as intra-muscular ("IM") injections or IV administration of analgesics or sedatives, can cause anxiety. Clinicians have long sought alternative, non-invasive methods of premedication. Despite the absence of approved labeling for safety and efficacy for oral administration, clinicians widely use injectable drugs and drug combinations mixed with flavored syrups for off-label oral administration in children. Since 1994, clinicians have also been able to use fentanyl for conscious sedation using an oral transmucosal delivery system. Oral administration may require up to five times the amount of drug recommended for injection because of decreased bioavailability, but is used because the alternative of IV or IM injections are counterproductive to the goal of relieving anxiety. The Company estimates that each year worldwide sales of the top two products used for conscious sedation are approximately 950 million.

         Products Under Development. The safety and efficacy of fentanyl as a drug to induce conscious sedation are well known. Data from two human blood level studies with fentanyl conducted by the Company and a former collaborative partner show that it may be possible for therapeutic quantities of fentanyl to be delivered by iontophoresis. Therefore, the Company believes it could represent a viable drug for inducing conscious sedation using the Company's iontophoretic drug delivery systems. As a result of an existing contractual obligation with its former collaborative partner, the Company has agreed not to pursue development of a fentanyl conscious sedation product until the second quarter of 1998. Further, the Company's ability to market a product in the United States using fentanyl may also be limited by certain litigation now before the PTO. See "Risk Factors -Dependence on Patents and Proprietary Technology" and "Business -- Collaborative Relationships and Licenses."

         Pain Management

         The Company estimates that of the 24 million surgeries performed each year in the United States, 75%, or 18 million result in moderate to severe postoperative pain. There are currently 9.1 million cancer patients in the United States. Each year roughly 6.6 million patients with cancer are treated for pain and of these 65% to 80% experience moderate to very severe pain. In recent years, there has been a growing awareness that many patients, especially the terminally ill, do not receive adequate analgesic therapy for their pain. Sales of prescription narcotics in the United States to treat pain were approximately $1.0 billion in 1996 and the market is estimated to grow at a rate of approximately 10.5% per year. Factors contributing to this growth rate include more relaxed policies for narcotic administration and the introduction of drug delivery systems that make administration safer, more controllable and convenient.

         Morphine is the most commonly prescribed drug for the management of severe pain in critically ill patients in the United States. To provide effective pain relief, a morphine injection is generally administered every four hours. Repeated injection or continuous infusion of morphine is expensive because the methods of administration consume substantial hospital staff time or require daily visits by a health care provider to a patient receiving home infusion therapy. Morphine and hydromorphone are the most widely used parenteral pain medications for home use because they are relatively safe, effective and have relatively short half lives. Hydromorphone is a more potent, highly soluble analog of morphine, which is the standard against which other analgesics are generally measured.

         The Company believes that iontophoretic delivery systems for narcotic analgesics for the treatment of post operative and chronic pain control could offer significant benefits over existing methods of delivery, including infusion pumps, transdermal patches and transmucosal products. An iontophoretic system has the potential to offer all of the benefits of an infusion pump, including the ability to closely match the delivery profile with rapid onset and cessation of action characteristics and to provide control of baseline delivery with bolus dose capability for acute episodes of pain, but without the need to use needles. The Company believes an iontophoretic delivery system for pain management may also be more convenient and less expensive, since the rental of costly infusion pumps and intervention by a skilled medical professional may not be required. Passive transdermal patches offer convenience and reduced costs, but they take four to eight hours before effective analgesia is achieved and take hours or even days for the drug depot to clear from the skin after the patch is removed. In addition, passive transdermal patches do not offer precise baseline dosing from patient to patient and do not address the need for bolus dosing required to address acute episodes of pain.

         Products Under Development. The Company believes an iontophoretic delivery system for hydromorphone may be a favorable alternative to the administration of morphine by infusion for acute post operative pain and for chronic pain in the hospice or home care setting. Hydromorphone is approximately ten times more potent than morphine and has added therapeutic advantages, including lower incidence of nausea and vomiting, which frequently accompanies the administration of morphine, and more effective analgesia with no stupefying and minimal hypnotic effects. Through the Elan Agreements, the Company obtained rights to prototype wearable iontophoretic drug delivery systems for the delivery of hydromorphone and to the preclinical, Phase I and limited Phase II clinical data generated by Elan in testing the device. The Company believes the additional clinical trials necessary to market this product may be of relatively short duration in comparison to a newly developed drug, since hydromorphone's safety and efficacy profile is well known and the clinical endpoints are both well established and easy to measure.

         In addition to a system for the delivery of hydromorphone, the Company believes a market exists for an iontophoretic drug delivery system for fentanyl, a narcotic analgesic more potent than hydromorphone, which has been used primarily during surgery. The Company conducted a preliminary blood level study using fentanyl and, using data from that study, designed advanced electrodes which a former collaborative partner used in a subsequent fentanyl human blood level test. These studies demonstrated that fentanyl can be delivered by iontophoresis to achieve the delivery rates and blood levels necessary for pain control.

         Due to its short half-life in the body, injectable fentanyl is not generally used for the treatment of moderate to severe post-operative or chronic pain. However, the increased use of home infusion therapy and the development of a passive transdermal patch allow for continuous administration of fentanyl at therapeutic levels, making the drug suitable for new indications not previously possible with injections. The Duragesic transdermal fentanyl patch, which was developed by Alza and is marketed by Janssen Pharmaceuticals, was introduced in 1992 and had annual worldwide sales of $205 million in 1996.

         As a result of an existing contractual obligation, the Company has agreed not to pursue development of a fentanyl pain product until the second quarter of 1998.

         The Company's ability to market a product using fentanyl in the United States may also be limited by certain litigation before the PTO. See "Business -- Collaborative Relationships and Licenses" and "Risk Factors -- Dependence on Patents and Proprietary Technology."

         Osteoporosis

         Osteoporosis is a progressive disease that affects more than 25 million people in the United States, most commonly post-menopausal women. The financial costs associated with osteoporosis exceed $10 billion each year. Novartis and the Company believe the overall therapeutic profile of the osteoporosis drug currently under development may be optimized or enhanced through the use of an iontophoretic drug delivery system. As a result, they have entered into an agreement for the development by the Company of an iontophoretic drug delivery system using the drug for the treatment of osteoporosis. The drug is currently scheduled to enter Phase I clinical trials in 1998. See "Business -- Collaborative Relationships and Licenses."

         Other Potential Product Applications

         The Company has an active program of identifying and developing iontophoretic drug delivery products for various therapeutic indications where the Company believes there is a potential market need, where a suitable water-soluble ionic drug is available and where that drug can be delivered through iontophoresis in therapeutic quantities on a cost competitive basis. The Company has identified certain drugs and therapeutic indications as potential product opportunities, and has undertaken preliminary steps toward verifying the market need and the technical feasibility of iontophoretic delivery of those drugs. In addition, through the Elan Agreements, the Company acquired certain in-process research and development, including exclusive world-wide rights for the commercial exploitation of certain iontophoretic patents, know-how and clinical data. The Elan technology includes in vitro feasibility studies conducted on 64 drugs (including several peptide drugs), in vivo blood level animal studies on 18 of these drugs and human blood level studies on nine of these drugs. See "Business -Products and Products Under Development -- Osteoporosis."

         As part of its continuing product development program, the Company will evaluate the feasibility of iontophoretic delivery of biotechnology derived peptides, small proteins and oligonucleotides for applications where existing drug delivery systems are limited. The Company also intends to examine the use of its iontophoretic system to deliver anti-emetics to treat postsurgical nausea and vomiting induced by or secondary to chemotherapy, surgery, migraine headache or AIDS. The Company believes that an iontophoretic system could provide rapid onset of action, as well as baseline and bolus dosing capability similar to infusion or injection, but would avoid the pain associated with the needle insertion.

Collaborative Relationships and Licenses

         A principal component of the Company's commercial strategy is to develop products, where appropriate, in collaboration with established pharmaceutical companies or other strategic partners. These collaborative partners may provide proprietary drugs, technology, financial resources, research and pharmaceutical manufacturing capabilities or marketing infrastructure to aid in the commercialization of the Company's products and potential future products. Depending on the availability of financial, marketing and scientific resources and other factors, the Company may also license or cross license its technology or products to others and retain profit sharing, royalty, manufacturing, co-marketing, co-promotion or similar rights. Any such arrangements could limit the Company's flexibility in pursuing alternatives for the development or commercialization of its products.

         The Company has entered into the following collaborative relationships and license arrangements:

         Novartis Agreement. In July 1995, the Company entered into an interim research and development agreement with the pharmaceutical division of
Ciba-Geigy Corporation ("Ciba") to evaluate the feasibility of delivering a number of Ciba compounds for several therapeutic applications utilizing the Company's iontophoretic drug delivery technologies, including certain of its existing iontophoretic devices. During the early development period, the parties established the feasibility of a number of potential products, and in March 1996, the Company entered into a new research and development agreement with Ciba (the "R&D Agreement"). In connection with the R&D Agreement, the Company formed Dermion to conduct all of the Company's collaborative iontophoretic drug delivery research and development activities other than those relating to the Excluded Fields, and Ciba then acquired 20% of Dermion. In 1997, Ciba was merged with Sandoz Corporation to form Novartis. Novartis will provide Dermion with research funding through December 31, 1998 for the continued development of proprietary iontophoretic drug delivery systems to deliver Novartis compounds and has the option to renew the research and funding for successive one year periods. During the term of the R&D Agreement, the Company granted Dermion a non-exclusive license to a significant portion of the Company's technologies, and Dermion has granted an exclusive world-wide license to Novartis for products and systems for certain specific therapeutic indications using Novartis proprietary drugs or specified generic compounds. Presently, Dermion is devoting the majority of its research and development efforts to the development of these systems and products for Novartis compounds. One of the compounds covered by the R&D Agreement is scheduled to enter Phase I clinical trials during 1998. The R&D Agreement may be terminated by Novartis at any time on at least six months' notice. In the event of any such termination, Novartis would receive a non-exclusive, royalty bearing license to any technology licensed by Dermion to the Company pursuant to the R&D Agreement.

         The R&D Agreement requires Novartis to pay the Company milestone payments in connection with products developed for Novartis by Dermion, based on the achievement of various development objectives. Additionally, Novartis is required to pay Dermion royalties on sales by Novartis of products and systems developed by Dermion.
No such sales have yet occurred and no royalties have been received by Dermion.

         Under the R&D Agreement, if IOMED determines to pursue research or development activities other than for the development of products in the Excluded Fields, it would be required to contract with Dermion for that research and development. The Company's agreements with Novartis contain contractual restrictions on IOMED's ability to effect a change of control of Dermion (either through the sale of IOMED's stock in Dermion or through the sale of Dermion's assets or business). Through February 1998, IOMED is precluded from effecting any such change of control and, during the remaining term of the R&D Agreement and for one year thereafter, Novartis has a right of first offer to purchase Iomed's interest in Dermion in connection with any proposed change of control.

         In mid-1997, Novartis and the Company entered into negotiations for the amendment of the March, 1996 agreements originally executed by Ciba, including the R&D Agreement. Under the terms of the proposed amendment, Novartis would exchange its 20% interest in Dermion for Common Shares of the Company. The proposed amendment would also provide for the issuance to Novartis of a warrant to acquire additional Common Shares. There can be no assurance that the Company will be successful in its negotiations with Novartis regarding an amendment of the companies' existing agreements. See "Risk Factors -- Reliance on Collaborative Partners."

         Elan Agreements. Effective March 1997, the Company entered into the Elan Agreements. Under the Elan Agreements, the Company acquired exclusive, worldwide licenses to certain of Elan's iontophoretic drug delivery technologies, including know-how and over 250 issued and 47 pending United States and foreign patents. In exchange for those rights, the Company paid Elan $15.0 million (through the issuance to Elan of a $5.0 million note and a $10.0 million note), issued Elan warrants to purchase _____ Common Shares of the Company at a price of $_____ per share, and agreed to pay Elan a royalty on net revenues derived by the Company from the licensing or sale of its products. See "Transactions Related to the Offering" and "Certain Transactions."

         Alza Agreement. Alza has developed competitive iontophoretic drug delivery technology and is, by its published reports, undertaking to develop products that may be competitive with the Company's products. As a result of the uncertainty of the Company's and Alza's respective patent rights for certain iontophoretic delivery technologies, in 1993, the Company entered into a cross-license agreement with Alza. Under the agreement, the companies, among other things, exchanged non-exclusive, royalty free rights to certain patented technologies which each party believed to be of significant strategic importance to the potential technological success of many iontophoretic drug delivery applications. One patent sublicensed by Alza to the Company under the agreement bears a nominal royalty rate if used. Restrictions imposed on the sublicense, sale, assignment and transfer of rights under this agreement may limit the Company's ability to capitalize on the commercial and other economic potential of these technologies. However, the Company does not believe these restrictions inhibit its existing business development strategy.

         University of Utah Agreement. In 1974, the Company entered into a licensing agreement with the University of Utah Research Foundation (the "University"). Under the agreement, which was amended in 1993, the Company obtained an exclusive license to certain iontophoretic drug delivery and prosthetic technologies developed at the University. Under the terms of the amended license, the Company is obligated to pay the University a royalty on all sales of its iontophoretic drug delivery products through the year 2007. In December 1996, the Company sublicensed its rights in the prosthetic technologies covered by the license to Fillauer, Inc.

         Laboratoires Fournier Agreement. In July 1993, the Company entered into an agreement with Laboratoires Fournier, a private French pharmaceutical company, for the joint research and development of mini-integrated iontophoretic systems, with primary effort devoted to the development of systems for the treatment of acute post operative pain and patient controlled analgesia. The companies subsequently concluded that certain United States patents issued after the agreement posed a potential barrier to the commercial viability of the proposed system in the United States, and the Company elected to suspend development efforts in the area. As a consequence, in February 1996, the parties terminated their collaborative research and development activities and amended their initial agreement. Under the amended agreement, both companies have rights to all jointly developed iontophoretic technologies and know-how, and Laboratoires Fournier has a limited non-exclusive license to the Company's previously existing proprietary iontophoretic technologies. The Company also agreed not to pursue development of delivery systems for systemic pain control, including conscious sedation and pain management, for a two year period ending February 1998.

Manufacturing

         The Company manufactures, tests, inspects, packages and ships its products from an approximately 18,000 square foot leased manufacturing facility located in Salt Lake City, Utah. The Company's manufacturing activities primarily relate to its manufacture of electrode kits. The Company does not manufacture or repackage any drugs or compounds used in its delivery systems and outsources the manufacture and assembly of its Phoresor dose controllers.

         The Company and certain of its suppliers are required to comply with FDA regulations governing manufacturing practices, including the Quality System Regulation, which mandate controls for product design, control and quality. The Company believes it is in compliance with the Quality System Regulation. The Company recently received its ISO 9001 and CE Mark certifications, which are standards imposed by certain European countries on drug and medical devices manufacturers. The Company has good manufacturing procedures audits conducted on a regular basis.

         Manufacture of Electrodes. The Company's iontophoretic drug delivery electrode kits are manufactured and assembled using several proprietary materials, processes and production technologies developed by the Company in conjunction with its equipment and material suppliers. The Company assembles its electrodes from internally manufactured components and outsourced components that are manufactured by third parties to the Company's specifications. Each of the Company's existing electrode kits is assembled on a separate production line. The key components of the Company's electrodes are the rehydratable drug containment pads (which use either the Company's multi-laminate hydrogel or its Gel Sponge technologies), and silver and silver/silver chloride conductive elements, each of which are covered by one or more patents owned or licensed by the Company.

         The Company manufactures the rehydratable drug containment pads used in its electrodes. These pads are manufactured, using the Company's proprietary processes, from multiple layers of a polymer material or from a sponge material impregnated with a hydrogel. The silver and silver/silver chloride conductive elements used in the Company's electrodes are manufactured for the Company to its specifications by a third party. The Company has manufactured internally all of the electrodes it has sold, and believes its electrode manufacturing capacity can be expanded to meet anticipated needs for the foreseeable future.

         The Company has adopted a "team" approach on its electrode assembly lines and, by changing the production flow process and automating certain production steps, was able to reduce manufacturing personnel from 70 in 1992 to 26 persons in 1997, thereby reducing per unit production costs while increasing product lines and production levels. The Company intends to use a portion of the proceeds of the Offering for capital equipment to further automate the assembly and packaging of the Company's electrodes, to increase capacity and to reduce costs. See "Use of Proceeds."

         Manufacture of Dose Controllers. The Company's patented Phoresor iontophoretic dose controllers employ a variety of sub-assemblies and components that are designed or specified by the Company, including certain microprocessors, circuit boards, on-board software, electrical lead wires and control panels. These components and subassemblies are typically manufactured for the Company by third parties, which then ship them to a contract manufacturer for final assembly, testing and inspection in accordance with the Company's specifications. The Company's manufacturing activities for the
Phoresor dose controllers are limited to design, labeling, inspection and packaging.

         The Company's second and third generation dose controllers are in various stages of design, research, and development and may require additional 510(k) clearance from the FDA prior to marketing. The Company, alone or in conjunction with its development partners, will design the products and, in combination with its suppliers, will manufacture and assemble prototypes and clinical quantities. Upon completion of the design, specifications and testing, the Company intends to subcontract the manufacture and assembly of all commercial quantities of its dose controllers to electronics companies that specialize in such work.

         The Company purchases certain components and materials used in its products from single source suppliers pursuant to existing purchase orders and agreements. See "Risk Factors -- Dependence on Single Sources of Supply."

Sales and Distribution

         The Company's marketing strategy is to position its proprietary iontophoretic drug delivery products in the marketplace as the preferred means of drug delivery for a wide range of drugs. The strategy employs the use of multiple sales and distribution channels, including (i) a network of medical supply dealers; (ii) a direct sales force; and (iii) collaborative marketing partners. The Company intends to use these distribution channels, both singly and, for certain products, in combination, to maximize the Company's marketing resources.

         Local Inflammation Products. The Company has historically targeted its sales efforts for its drug delivery system for acute local inflammatory
conditions  to  the  rehabilitative  medicine,   physical  therapy  and  related
specialty markets. The Company employs a nationwide distribution network consisting of approximately 50 durable medical equipment and physician supply dealers to sell and distribute its products in those markets. This dealer network is supported by the Company's six regional sales managers and four internal customer service representatives. In addition to the Company's sales and distribution efforts for its local inflammation products in the United States, it maintains marketing and sales activities in international markets, including Europe, Scandinavia, Australia, South Korea, Singapore and Hong Kong. These sales are made primarily through independent distributors operating in those countries.

         The Company intends to expand its marketing efforts by expanding and improving its existing product lines and expanding its sales and distribution capabilities into new segments of the inflammation market (including the podiatry, chiropractic and primary care physician markets) through the use of additional specialty dealers. In order to enhance its marketing efforts, the Company is pursuing an NDA for its acute local inflammation drug delivery system for Dexamethasone. The Company believes an approved NDA will allow it to actively promote this product and will enhance the Company's ability to establish the Dexamethasone product as a primary treatment option for acute local inflammation conditions.

         Local Dermal Anesthetic Products. In 1997, the Company launched an iontophoretic drug delivery system for Iontocaine. The Company has initially targeted its sales efforts for the product in the pediatric hospital market under the name Numby Stuff. In order to access this market, the Company intends to hire a direct sales staff of approximately 40 persons over the next four years to market Numby Stuff. To date, the Company has hired and trained seven sales agents, and anticipates that it will be able to hire and train the remaining 33 sales representatives by the end of 1999. There can be no assurance the Company will be able to recruit, hire or retain such personnel successfully. The Company also intends to expand its marketing efforts for its Iontocaine products for other applications and to the general physician office and international markets through the use of collaborative marketing partners.

         Products Under Development. The Company is developing a number of iontophoretic drug delivery systems for other therapeutic indications, including remission of pre-term labor, conscious sedation, post operative and chronic pain control and osteoporosis. If any of these products is successfully developed and approved by the FDA, the Company would market those products in the hospital market through its direct sales force and to the physician office, international and other specialty markets through one or more collaborative marketing partnerships.

Patents and Proprietary Rights

         The Company's iontophoretic drug delivery technologies include patents, trademarks, trade secrets and other proprietary know-how. These technologies are used in various combinations in the testing, evaluation and formulation of optimal ionic drug solutions and in the research, development, design and manufacture of microprocessor controlled power supplies and iontophoretic electrodes which are specifically designed and constructed for particular therapeutic applications.

         The Company has implemented a policy of actively patenting and maintaining as trade secrets and proprietary information all inventions and technologies which it believes are important to its business operations. The Company generally seeks patent protection for its key proprietary technologies and technological products in the United States, Canada, Europe and Japan. The Company also relies on a number of trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain its competitive position. The Company's patent committee meets regularly to review and make recommendations to the Company's management regarding patent and invention issues.

         The Company currently holds or has rights to utilize 60 United States patents and 245 foreign patents relating to its iontophoretic drug delivery technology, and has (or has the rights to utilize) 15 pending patent applications in the United States and 47 pending patent applications in foreign countries for that technology. The Company also owns or has licensed rights to three issued and one pending United States patent governing the design and manufacture of certain myoelectric prosthetic devices, including the Utah Artificial Arm, which it has sublicensed to a third party in connection with the sale of the Company's Motion Control division in December 1996. See
"Management's Discussion and Analysis of Financial Condition and Results of Operations."

         The medical products industry has recently seen extensive litigation regarding patents and other intellectual property rights. Intellectual property litigation is expensive and time consuming and, if decided adversely to a party, can result in substantial loss or diversion of revenues for, and could have a material adverse effect on the business operations of, the losing litigant. There can be no assurance the pending patent applications filed by the Company will be approved by appropriate governmental agencies, or that the Company's issued or pending patents will not be challenged or circumvented by its competitors. There can also be no assurance the Company will not become a party to intellectual property right litigation and its concomitant adverse effects. Further, there can be no assurance infringement claims will not be asserted by other parties in the future against the Company, or that, in such event, the Company would prevail or be able to obtain licenses on reasonable terms if it did not prevail in those infringement claims. Adverse determinations in any litigation could subject the Company to significant liabilities and/or require the Company to obtain licenses from third parties. If the Company is unable to obtain necessary licenses or is unable to develop or implement alternative technology, it could be unable to manufacture and sell the affected products. Any of these outcomes could have a material adverse effect on the Company's business financial condition and results of operations.

         In August of 1993, the PTO issued a patent to Alza relating to the iontophoretic delivery of fentanyl. Alza's subsequent patent request in Europe has been denied, and its United States patent was reexamined by the PTO. In the reexamination, all of the substantive claims that Alza made in the original patent relating to fentanyl and its analogs were denied. Alza has appealed the PTO's decision and, as a result, there can be no assurance Alza will not regain its patent position. If Alza is successful in its appeal of the PTO's decision, and if the Company proceeds in the development of an iontophoretic fentanyl product, the Company may be required to obtain a license from Alza Corporation to market an iontophoretic drug delivery system for fentanyl in the United States. There can be no assurance the Company would be able to obtain a license on terms which are acceptable to the Company, if at all. See "Risk Factors -- Dependence on Patents and Proprietary Technology."

         In addition to its patented technology, the Company relies on trade secrets, technical know-how and continuing invention to maintain its competitive position and products. The Company works actively to foster continuing technological innovation by its employees and consultants in order to maintain its competitive position, and has taken security measures to protect its trade secrets and periodically explores ways to further enhance its trade secret security. The Company requires each of its employees and consultants to execute an intellectual property and invention agreement. The agreement generally provides that all inventions, designs, formulas, works of authorship, compositions of matter and discoveries made, conceived of or developed by the individual and all confidential information disclosed or made know to the individual during the term of his or her relationship with the Company will be assigned to and remain the exclusive property of the Company and that it will be maintained as confidential and not disclosed to third parties at any time except under specified circumstances. The agreements also prohibit the employee or consultant from directly or indirectly competing with the Company during the term of their relationship with the Company and from recruiting the Company's employees on behalf of competitors after the termination of that relationship. There can be no assurance these measures will provide adequate protection for the Company's trade secrets or other proprietary information. There can also be no assurance the Company's competitors will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets.

         The Company engages in a number of collaborative relationships with third parties. Under the terms of these relationships, the Company has agreed to act as the licensor or licensee of certain technology and to engage in a number of research and development activities relating to that technology or to the development of iontophoretic drug delivery systems. Under these arrangements, Alza and Laboratoires Fournier have obtained licenses to certain of the Company's proprietary iontophoretic technologies. These companies will compete with the Company for contracts with collaborative partners and are independently developing iontophoretic drug delivery systems that will compete directly with many of the products currently being developed by the Company. See "Risk Factors -- Reliance on Collaborative Partners," "Business -- Collaborative Relationships and Licenses" and "Business -- Competition."

Government Regulation

         The research, development, manufacture, and marketing of both drugs and medical devices, including the Company's iontophoretic drug delivery systems, are subject to extensive regulation by the FDA in the United States and by comparable authorities in other foreign countries. These national agencies and other federal, state and local entities regulate, among other things, research and development activities and the testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising, promotion and reporting requirements related to product injury of the Company's products. The regulations applicable to the Company's products may change as the presently limited number of approved iontophoretic drug delivery products increases and regulators acquire additional experience in this area. The FDA has broad authority to enforce the medical devices and drug regulations and laws, and noncompliance can result in a variety of regulatory responses ranging from warning letters and mandatory product recalls to civil or criminal actions and penalties. See "Risk Factors -- Uncertainty of Government Regulations."

         The Company's iontophoretic drug delivery products involve a medical device component, thereby subjecting such products to compliance with the FDA's regulations governing medical devices. Where such medical devices are labeled for use with a specific pharmaceutical product for a specific therapeutic indication, they are subject to the FDA's regulations governing both medical devices and pharmaceutical products. The Company believes that most, if not all, of its future iontophoretic drug delivery systems will involve a pharmaceutical component or specific labeling for use with a pharmaceutical product.

         Products regulated as medical devices may not be commercially distributed in the United States unless they have been cleared or approved by the FDA, or unless they are otherwise exempted from the FDA's regulations. Currently, there are two methods for obtaining FDA clearance or approval of medical devices. Devices deemed to pose less risk are placed in class I (general controls) or class II (general and special controls) and qualify for 510(k) notification, a procedure under ss. 510(k) of the Federal Food, Drug, and Cosmetic Act (the "Drug Act"). In order for a device to qualify under the ss. 510(k) notification procedure, the manufacturer must, among other things, establish that the product to be marketed is substantially equivalent in intended use and safety and effectiveness to another legally marketed class I or class II device or to a "preamendment" class III device for which FDA has not called for PMAs. In such cases, marketing of the product may commence when the FDA issues a letter finding there is a substantial equivalence to the legally marketed device. The FDA may require, in connection with a 510(k) notification, the manufacturer to provide the FDA with test results from animal and/or human clinical trials. The Company believes that it typically takes between four and 12 months to obtain a 510(k) clearance, but it can take longer.

         A 510(k) clearance is also required when the manufacturer makes changes or modifications to a cleared device that could significantly affect safety or effectiveness, or where there is a major change or modification in the intended use of a cleared device. In such cases, the manufacturer is the party which initially determines if the change or modification is of a kind or nature that would necessitate a new 510(k) notification. The FDA's regulations provide only limited guidance in making such determinations. The FDA has cleared the Company's electrical dose controller and electrode kits for marketing under a 510(k) clearance. Since obtaining its 510(k) clearances, the Company has made modifications changes to its products. Based on the checklist developed by the FDA to assist manufacturers in determining whether they are required to obtain a 510(k) clearance for a modified device, the Company has determined that a new 510(k) submission was not required in connection with the commercial introduction of such products. However, there can be no assurance that the FDA will not require the Company to obtain additional 510(k) clearances with respect to those products. If the FDA requires the Company to submit a new 510(k) notice for any device modification, the Comapny may be prohibited from marketing the modified device until the 510(k) notice is cleared by the FDA.

         A medical device that does not qualify for the 510(k) clearance is placed in class III, which is reserved for devices deemed by the FDA to pose the greatest risk (e.g., life-sustaining, life supporting or implantable devices, or devices that are not substantially equivalent to a legally marketed class I or II device). The manufacturer of such a device must file a PMA application under ss. 515 of the Drug Act. A PMA application generally requires a much more complex submission than a 510(k) notification and typically requires a showing that the device is safe and effective based on extensive and costly preclinical and clinical testing, as well as information about the device and its components regarding, among other things, manufacturing, labeling and promotion. Upon submission, the FDA determines if the PMA application is sufficiently complete to permit substantive review and, if so, the application is accepted for filing. The FDA then commences an in-depth review of the PMA application, which the Company believes can last from one to three years, or even longer. Even after approval of a PMA, a new PMA or PMA supplement is required in the event of a modification to the device, its labeling or its manufacturing process.

         A preamendment class III device is one that was on the market before May 28, 1976. A device that is substantially equivalent to a preamendment class III device can be brought to market through the 510(k) process until the FDA either calls for the submission of PMA applications or downclassifies the device to class I or II. Manufacturers of preamendment class III devices that the FDA retains in class III must submit PMA applications 90 days after the publication of a final regulation calling for PMAs. In such event, a PMA must be submitted even if the device has already received 510(k) premarket clearance. On the other hand, if the FDA downclassifies a preamendment class III device to class I or II, a PMA application is not required and such devices may continue to be marketed through the 510(k) process.

         An even more lengthy and complex regulatory framework applies to the labeling and marketing of specific drugs for use with an iontophoresis device. The activities required before a pharmaceutical product may be marketed in the United States primarily begin with preclinical testing. Preclinical tests include extensive laboratory evaluation of product chemistry and other end points and animal studies to assess the potential safety and efficacy of the product as formulated. Almost all preclinical studies pertinent to drug approval are regulated by the FDA under a series of regulations called the Good Laboratory Practice (GLP) regulations. Violations of these regulations can, in some cases, lead to invalidation of the studies, requiring such studies to be replicated.

         If the drug is an NCE or has not previously been approved for iontophoretic delivery to treat a specific indication, the FDA approval process entails (i) conducting preclinical laboratory and animal testing to enable FDA approval of an IND application, (ii) initial IND clinical studies to define safety and dose parameters, (iii) well-controlled IND clinical trials to demonstrate product safety and efficacy, and (iv) submission to the FDA of an NDA. Preclinical studies involve laboratory evaluation of product characteristics and animal studies to assess the efficacy and safety of the drug. Human clinical trials are typically conducted in three sequential phases. Phase I trials normally consist of testing the product in a small number of healthy volunteers for safety and pharmacokinetic parameters using single and multiple dosing regimens. In Phase II trials, the manufacturer evaluates safety, initial efficacy, and dose ranging of the product for specific indications in a somewhat larger patient population. Phase III trials typically involve expanded testing for safety and clinical efficacy in a broad patient population at multiple clinical testing centers. The manufacturer must also submit a clinical plan, or "protocol," accompanied by the approval of the institution participating in the trials, to the FDA prior to commencing each clinical trial. The FDA may order the temporary or permanent discontinuation of clinical trials at any time. All the results of the preclinical and clinical studies on a product are then submitted to the FDA in the form of an NDA for review. In responding to an NDA, the FDA may grant marketing approval, require additional testing and/or information, or deny the application altogether. The process of obtaining FDA approval for a new product through the IND/NDA process may take several years and typically involves the expenditure of substantial resources.

         The regulatory status of iontophoresis devices is complex. The FDA has classified them as class II devices eligible for marketing through 510(k) premarket clearance when intended for use with a drug whose labeling bears adequate directions for the device's use with that drug. For a drug to obtain FDA approval of labeling bearing such directions for use generally requires approval of an NDA or an NDA supplement. However, if an iontophoresis device is intended for use with a drug that is not labeled for use with the device, the FDA considers the iontophoresis device to be a preamendment class III device. This status means that the device at present can be marketed through a 510(k) clearance, but it remains subject to a call for PMAs.

         In an April 1994 document setting forth the FDA's strategy for addressing preamendment class III devices, the FDA indicated that preamendment class III iontophoresis devices were among fifteen "high priority" devices that presented an unreasonably high risk to public health because significant issues of safety and/or probability of being resolved. The FDA indicated that these devices were not considered candidates for downclassification and were very likely to be required to be subject to PMAs. This process would involve two steps. First, the FDA would publish a proposed regulation to require PMAs for iontophoresis devices having preamendment class III status. After a comment period, FDA would then publish a final regulation imposing the requirement. The FDA's strategy document stated the agency's intent to publish a proposed regulation requiring PMAs for preamendment class III iontophoresis devices in 1996. The agency, to date, has not published such a regulation.

         The Company's Phoresor received 510(k) clearance in 1990 as a preamendment class III device labeled for use with ions of soluble salts or other drugs. In 1995, the FDA approved an NDA for Iontocaine to be used as a local anesthetic and delivered iontophoretically by the Phoresor, which effectively moved the Phoresor into class II for this intended use. Unlike
Iontocaine, Dexamethasone does not have an NDA approval allowing it to be labeled for iontophoretic delivery. Thus, the Company's Phoresor is a preamendment class III device when used with Dexamethasone (or any drug other than Iontocaine). No assurance can be given that the Company will ever obtain an approved NDA for the iontophoretic delivery of Dexamethasone. The Company's failure to obtain FDA approval of an NDA for Dexamethasone could have a material adverse effect on the Company's business financial condition and results of operations.

         If the FDA calls for PMAs for preamendment class III iontophoresis devices, the Company would be required to have a PMA accepted for filing by the FDA within 90 days after the date of the final regulation calling for PMAs. There can be no assurance that the Company would be able to complete necessary clinical studies and otherwise prepare and file a PMA within the prescribed time period, or that any data and information submitted in a PMA would be adequate to support approval. The Company's failure to submit a PMA and have it accepted for filing by the FDA within the required timeframe could result in the Company being required to cease commercial distribution of the Phoresor for use with Dexamethasone. Upon timely filing of a PMA, the Company believes (based on FDA's announced position as to certain other preamendment class III medical devices) that the FDA would permit continued commercial distribution of the Phoresor for use with Dexamethasone during the time necessary to review the PMA. There can be no assurance, however, that the FDA would permit such continued commercial distribution pending review of a PMA for the device, nor can any assurance be given that the FDA would approve a PMA filed by the Company. The FDA also could condition PMA approval upon approval of an NDA permitting Dexamethasone to be labeled for use with the Phoresor. If the Company were required for any length of time to cease commercial distribution of the Phoresis System for use with Dexamethasone, the Company's business, financial condition and results of operations could be materially and adversely affected.

         The FDA also regulates the Company's quality control and manufacturing procedures by requiring the Company and its contract manufacturers to demonstrate current good manufacturing practice ("GMP") compliance, including compliance with the Quality System Regulation for devices and the current GMPs (for drugs). The FDA's GMPs require, among other things, that (i) the manufacturing process be regulated and controlled by the use of written procedures, and (ii) the ability to produce products which meet the manufacturer's specifications be validated by extensive and detailed testing at various steps of the manufacturing process. These regulations also require investigation of any deficiencies in the manufacturing process, the products produced, or record keeping. The FDA monitors compliance with these requirements by requiring manufacturers to register their manufacturing facilities with the FDA and by conducting periodic FDA inspections of those facilities. If an FDA inspector observes conditions that might be in violation of GMP requirements, the manufacturer is generally required to correct those conditions or explain them satisfactorily. If a manufacturer fails to adhere to GMP requirements, the devices manufactured by the manufacturer could be considered to be manufactured in violation of the Drug Act and the manufacturer could be subject to FDA enforcement action that could include fines, plant closure, or a recall of the Company's product.

         Agencies similar to the FDA regulate medical devices and pharmaceutical products in most developed foreign countries, whereas some other countries allow unregulated marketing of such devices and products. The Company will be required to meet the regulations of any foreign country where it markets its products. There can be no assurance any of the Company's future products will receive FDA clearance or similar clearance in foreign countries. It is also possible that regulations governing the manufacture and sale of the Company's products could change in the future. The Company cannot predict the impact of any such changes on its business. See "Risk Factors -- Government Regulation."

         Various aspects of the Company's business and operations are also regulated by a number of other governmental agencies including the Drug Enforcement Agency, U.S. Department of Agriculture, the Environmental Protection Agency, the Occupational Safety and Health Administration as well as by other federal, state and local authorities. In addition, international sales are regulated by numerous foreign authorities. Unanticipated changes in existing regulatory requirements, failure of the Company to comply with such requirements or adoption of new requirements could have a material adverse effect on the Company. There can be no assurance the Company will not be required to incur significant costs to comply with such laws and regulations in the future or that such laws or regulations will not have a material adverse effect upon the Company's business, financial condition and results of operations.

Competition

         The drug delivery, pharmaceutical and biotechnology industries are highly competitive and rapidly evolving, with significant developments expected to continue at a rapid pace. The Company's success will depend upon maintaining a competitive position and developing products and technologies for efficient and cost-effective drug delivery. The Company's products will compete with other formulations of drugs and with other drug delivery systems, including other iontophoretic delivery systems. The Company believes its products will compete on the basis of quality, efficacy, cost, convenience, safety and patient compliance, but there can be no assurance any of the Company's products will have advantages significant enough to cause medical professionals to adopt their use. New drugs or further developments in alternative drug delivery methods may provide greater therapeutic benefits for a specific drug or indication, or may offer comparable performance at lower cost than those offered by the Company's iontophoretic systems.

         The Company is aware of many other competitors in the general field of drug delivery, including competitors developing injectable or implantable drug delivery systems, oral drug delivery technologies, passive transdermal systems, oral transmucosal systems and intranasal and inhalation systems. The Company is also aware of other companies that have developed or are currently developing iontophoretic and other electrotransport drug delivery systems. There can be no assurance that developments by these parties or others will not render the Company's products or technologies uncompetitive or obsolete. Many of the Company's existing or potential competitors have substantially greater research and development capabilities, experience, manufacturing, marketing, financial, and managerial resources than the Company. Accordingly, the Company's competitors may succeed in developing competing technologies, obtaining FDA approval or gaining market share for products more rapidly than the Company.

         Both Alza and Empi, Inc. ("Empi") are engaged in the development and/or marketing of iontophoretic devices. Alza is undertaking the development of iontophoretic drug delivery systems, but does not currently market any iontophoretic products. Empi is the Company's primary competitor in the treatment of acute local inflammation in the physical therapy market and, the Company estimates, controls a majority of the retail iontophoresis market for that indication.

         Currently, no other company markets an iontophoretic system for the inducement of local anesthesia. The Company's iontophoretic system for delivering Iontocaine for the inducement of local dermal anesthesia will therefore primarily compete with traditional methods of delivering local dermal anesthetics by needle injection or will be used in circumstances where either no anesthesia is used, due to the pain associated with the needle injection (including needle injections themselves), or where topical anesthetic creams are used. The most effective and widely used topical anesthetic cream, EMLA, is manufactured and sold by Astra Corporation, a large Swedish pharmaceutical company. There can be no assurance that the Company can effectively compete with these products or any other drug delivery systems. See "Risk Factors -- Uncertainty of Market Acceptance and Limited Market Penetration" and "Risk Factors -- Intense Competition and Rapid Technological Change."

Facilities

         The Company maintains leased administrative, manufacturing and research office space at two facilities. The Company's principal executive offices and manufacturing facility, which consists of approximately 18,000 square feet of useable space, are located at 3385 West 1820 South in Salt Lake City, Utah. Its research facility, which consists of approximately 8,000 square feet of useable space, is located at 1290 West 2320 South in Salt Lake City, Utah. These facilities are leased to the Company until December 31, 1999 and December 31, 1997, respectively. The Company is currently negotiating an extension of the lease on its research and development facilities. The Company believes its existing facilities are adequate and suitable for its present needs and that additional space will be available as needed.

Employees

         The Company has assembled a team of medical-products managers and scientists with considerable experience in iontophoresis, encompassing all of the key disciplines which the Company believes are necessary to further the development and implementation of the Company's business.

         As of September 1, 1997, the Company had 73 full-time employees, 6 of whom hold doctorate degrees. Six others hold advanced business or technical degrees. Of the Company's 73 full-time employees on September 1, 1997, 14 were engaged in research and development, 35 in manufacturing and quality control, and 24 in marketing and general administration. The Company's future success depends in significant part upon the continued service of its key technical and senior management personnel and its continuing ability to attract and retain highly qualified technical and managerial personnel. None of the Company's employees is represented by a labor union. The Company has not experienced any work stoppages and considers its relations with its employees to be good.
See "Risk Factors -- Retention and Attraction of Key Employees."

Legal Proceedings

         The Company is not involved in, nor is it aware of, any litigation or impending litigation.

                                   MANAGEMENT

Executive Officers, Directors and Key Employees

         The current  executive  officers,  directors,  and key employees of the
Company are:
   Name                                Age   Position
   -------------------------------     ----  --------------------------------------------------

   Ned M. Weinshenker, Ph.D.......     54    President, Chief Executive Officer and Director;
                                             President and Chief Executive Officer, Dermion
   W. Tim Miller..................     46    Executive Vice President, Sales and Marketing
                                             and General Manager, Clinical Systems
   Thomas M. Parkinson, Ph.D......     60    Vice President, Research and Development;
                                             General Manager, Dermion
   Robert J. Lollini..............     43    Vice President, Finance, Chief Financial Officer
                                             and Secretary; Vice President, Secretary and
                                             Treasurer, Dermion
   James R. Weersing..............     58    Chairman of the Board of Directors
   John W. Fara, Ph.D.............     54    Director
   Michael T. Sember..............     47    Director
   Steven P. Sidwell..............     57    Director
   Peter J. Wardle................     62    Director
   Warren Wood....................     66    Director
   Timothy B. Lucas...............     34    Director of National Sales
   Craig S. Lewis.................     37    Director of Anesthesia Project
   Jamal S. Yanaki................     37    Director of Engineering and Quality
   Mary Crowther..................     46    Director of Administration and Finance



Ned M. Weinshenker, Ph.D., has served as a director of the Company since 1990 and served as Chairman of the Board of Directors between November 1990 and January 1992. Dr. Weinshenker was appointed to serve as the Company's Chief Executive Officer in 1992. In 1993, he was also appointed to serve as the Company's President. Dr. Weinshenker also serves as President and Chief
Executive Officer of Dermion. Dr. Weinshenker's previous work experience encompasses twenty years in the pharmaceutical and biotechnology fields, including senior positions at three drug delivery companies. Between 1986 and 1990, Dr. Weinshenker was a principal in MBW Management, a venture capital firm. Dr. Weinshenker was President of Churchill Oaks Consulting, a consultant to pharmaceutical and biotechnology companies, from 1983 to 1986. He served as Vice President of Research & Development at Sequus, Inc., a drug delivery company, between 1982 and 1983. He served as Vice President of Research at Dynapol, Inc., a chemical technology company, from 1972 to 1982. He was Director of Physical Sciences at Alza, a large drug delivery company, between 1970 and 1972. Dr. Weinshenker currently serves as a director of CyDex, Inc., a drug delivery company. Dr. Weinshenker received a Bachelor of Science in Chemistry from the Polytechnic Institute of Brooklyn and a Ph.D. in Organic Chemistry from the Massachusetts Institute of Technology. Dr. Weinshenker also spent a year at Harvard University as a National Institutes of Health Postdoctoral Fellow.

W. Tim Miller joined the Company in 1994 and serves as Executive Vice President, Sales and Marketing and General Manager, Clinical Systems. Between 1991 and 1994, Mr. Miller was the President and Chief Executive Officer of Sharpe Endosurgical Corporation, a company that designs, manufactures, and markets specialty endosurgical instruments. From 1990 to 1991, Mr. Miller was a partner with Kansas Creative Devices, a medical device design firm. Between 1986 and 1990, Mr. Miller was a Vice President and General Manager of the Diagnostics Division of Marion Laboratories, where he led the sales efforts for a variety of diagnostic products including the 10 Minute Strep Throat ID System. Prior to
1986, Mr. Miller held senior sales positions with American Home Products Corporation and American Hospital Supply Corporation. Mr. Miller previously served as a director of the American Social Health Association and the Biomedical Marketing Association. Mr. Miller received a Bachelor of Science degree in Life Science from Southern Indiana University.

Thomas M. Parkinson, Ph.D. is the Company's Vice President, Research and Development and General Manager, Dermion. Prior to joining the Company in 1991, he was Vice President of Research and Development for Sequus, Inc., where he was responsible for biopharmaceutics, clinical testing, and developing regulatory strategy for new liposome drug delivery systems. Prior to that, Dr. Parkinson was Director of Medical Affairs for Collagen Corporation, a chemical technology company, and Vice President, Dynapol, Inc., a chemical technology company. From 1968 to 1974 he also was head of the Atherosclerosis Research Section of Upjohn Company, a pharmaceutical manufacturer company, where he developed Colestid, Upjohn's first cholesterol-lowering drug. Dr. Parkinson received a Bachelor of Science degree in Chemistry from Providence College and a Ph.D. in Biochemistry and Medical Sciences from the University of Florida College of Medicine.

Robert J. Lollini joined the Company in 1993 and serves as Vice President, Finance, Chief Financial Officer and Secretary. Mr. Lollini also serves as Vice President, Secretary and Treasurer, Dermion. Between 1989 and 1992, Mr. Lollini worked for R.P. Scherer Corporation, an international drug delivery company, as Vice President, Finance, Chief Financial Officer and Secretary, and between 1981 and 1989, as its Corporate Controller and Chief Accounting Officer. Between 1978 and 1981, Mr. Lollini was with the accounting firm of Arthur Andersen & Co. Mr. Lollini is a Certified Public Accountant and received a Bachelor of Arts degree in Accounting from Michigan State University and an MBA in Finance/Economics from the University of Detroit.

James R. Weersing has served as Chairman of the Company's Board of Directors since 1992, and has been a director of the Company since 1987. Mr. Weersing has been Managing General Partner of MBW Management, Inc., a venture capital firm, since 1983. Mr. Weersing also serves as a director of Ventana Medical Systems, Inc., a medical diagnostics company. Mr. Weersing received a Bachelor of Science degree in Mechanical Engineering and an MBA degree from Stanford University.

John W. Fara, Ph.D. has served as a director of the Company since 1992. Dr. Fara is the President and Chief Executive Officer of DepoMed, Inc., a pharmaceutical company. Dr. Fara also serves as a director of three other medical device companies, PediaPharm, Inc., Cooks Pharma, and The Asthma Company. From 1990 to 1996, Dr. Fara was President and Chief Executive Officer of Anergen, Inc., a biotechnology company. Dr. Fara received a Bachelor of Science degree from the University of Wisconsin and a Ph.D in Physiology from the University of California, Los Angeles.

Michael T. Sember has served as a director of the Company since May of 1997. Mr. Sember is Vice President of Planning, Investments and Development for Elan. Prior to joining Elan, Mr. Sember was with Marion Merrell Dow, Inc. from 1973 to 1991 and, prior to that, Marion Laboratories. Mr. Sember also serves as a director of both Acorda Therapeutics, Inc., a pharmaceutical company, and the Georgia Biomedical Partnership, an industry trade organization, and as Chairman and Chief Executive Officer of Targon Corporation, a joint venture company of Elan and CYTOGEN Corp. Mr. Sember received a Bachelor of Science from the University of Pittsburgh and an MBA from Rockhurst College.

Steven P. Sidwell has served as a director of the Company since 1993. Mr. Sidwell is the Executive Vice President of SensorMedics, Inc., a cardiopulmonary diagnostic device manufacturer and a subsidiary of ThermoElectron, Inc. Mr. Sidwell was the Vice President of Manufacturing for SensorMedics between 1991 and 1995. Mr. Sidwell received a Bachelor of Science degree in Chemical Engineering from Purdue University and an MBA from the Wharton School at the University of Pennsylvania.

Peter J. Wardle has served as a director of the Company since 1987. Mr. Wardle has been a General Partner of Newtek Ventures, a venture capital company, since 1983. Mr. Wardle also serves as a director of Laser Diagnostic Technologies, a biotechnology company, Microbar, Inc., a software company, IES Technologies
Corporation, a software company and Sensys Instruments Corporation, a semiconductor company. Mr. Wardle received a Bachelor of Arts degree in History and Economics from Dartmouth College.

Warren Wood has served as a director of the Company since 1996. Mr. Wood recently retired as Chairman of the Board of Directors, President and Chief Executive Officer of Cabot Medical Corporation, a medical device company. Mr. Wood received a Bachelor of Science in Electrical Engineering from the University of Washington.

Timothy B. Lucas joined the Company in 1992 and presently serves as the Director of National Sales for the Company's local inflammation products. From 1989 to 1991, Mr. Lucas served in various national and regional sales capacities with the Nortech Division of Medtronic, Inc., a manufacturer of external neuromuscular stimulators. Prior to joining Medtronic, Mr. Lucas was a Field Sales Manager with SePro Healthcare, Inc., a manufacturer of orthopedic products. Mr. Lucas received a Bachelor of Science degree in Marketing from York College of Pennsylvania.

Craig S. Lewis joined the Company in 1997 as Director of Anesthesia Project to direct the market introduction of the Company's local dermal anesthesia product line. Between 1994 and 1997, Mr. Lewis was Director of Marketing for Seabrook Medical Systems, Inc., a manufacturer of temperature management therapy products, and as Global Marketing Director, Patient Care Division for its parent company, Zimmer, Inc., a manufacturer of orthopedic products. From 1980 to 1994, Mr. Lewis held various pharmaceutical sales, product management and marketing positions with Marion Merrell Dow, Inc. Mr. Lewis received a Bachelor of Science degree in Business and Finance from the University of Cincinnati and an MBA degree from Xavier University.

Jamal S. Yanaki joined the Company in 1992 and serves as Director of Engineering and Quality. Between 1990 and 1992, Mr. Yanaki was a Senior Process Development Engineer for Coherent, Inc., a manufacturer of medical lasers. Prior to 1990, Mr. Yanaki worked as a process development engineer for the Lifescan Division of Johnson and Johnson Corp., a manufacturer of blood glucose monitoring systems. Mr. Yanaki received a Bachelor of Science degree in Chemistry from Loyola University of Chicago and a Masters degree in Chemical Engineering from the Colorado School of Mines.

Mary A. Crowther joined the Company in 1979 and presently serves as, Director of Finance and Administration. During her 18 years with the Company, Ms. Crowther has served in various management capacities in the areas of administration, accounting, information systems, risk management, treasury and human resources. Ms. Crowther received a Bachelor of Science degree in Business Administration from Westminster College.

Board of Directors and Other Information

         In accordance with the Company's Bylaws, each member of the Company's Board of Directors is elected to a term of one year. Voting for directors is based on cumulative voting, under which shareholders have the right to cast, in any election of directors, all of the votes to which the shareholder's shares are entitled for as many persons as there are directors to be elected. At each annual meeting of the shareholders, successors are elected to serve from the time of election and until their successors have been duly elected and will have qualified. The officers of the Company are appointed by, and serve at the discretion of, the Board of Directors. Each of the Company's officers and directors, other than non-employee directors, devote substantially full time to the affairs of the Company.

         The Company's Articles of Incorporation will be amended in connection with the Offering to eliminate cumulative voting for directors and to provide for a classified Board of Directors consisting of three classes, as nearly equal in number as possible. The directors in each class will serve staggered three year terms. The class one directors (consisting of _____, _____ and _____) will initially serve until 1998, the class two directors (consisting of _____ and _____) will initially serve until 1999, and the class three directors (consisting of _____ and _____) will initially serve until 2000. At each annual meeting of the shareholders of the Company, the successors to the class of directors whose term expires at such meeting will be elected to hold office for a term expiring at the annual meeting of shareholders held in the third year following the year of their election. In connection with the Offering, the Company will also amend and restate its Articles of Incorporation to provide that directors may be removed only for cause and only by the affirmative vote of the holders of two-thirds of the Common Shares entitled to vote.

Board of Directors' Committees

         The Board of Directors has established four committees, the Executive Committee, Audit Committee, Compensation Committee and Special Committee. Each of these committees is responsible to the full Board of Directors, and its activities are subject to approval of the Board of Directors. The Executive Committee is charged with overseeing the operations of the Company, and generally has all of the authority of the full Board of Directors, between regularly scheduled meetings of the full Board of Directors. The Executive Committee is comprised of Mr. Weersing, Dr. Weinshenker and Mr. Wardle. The Audit Committee reviews the scope and results of the annual audit of the Company's consolidated financial statements conducted by the Company's independent accountants, the scope of other services provided by the Company's independent accountants, proposed changes in the Company's financial and accounting standards and principles, and the Company's policies and procedures with respect to its internal accounting, auditing and financial controls. The Audit Committee also examines and considers other matters relating to the financial affairs and accounting methods of the Company, including the selection and retention of the Company's independent accountants. The Audit Committee is comprised of Mr. Weersing, Dr. Fara and Mr. Sidwell. The Compensation Committee administers the Company's compensation programs, reviews and recommends to the Board of Directors compensation arrangements for senior Company management and directors, and performs such other duties as may from time to time be determined by the Board of Directors. In addition, the Compensation Committee is responsible for administering the Company's stock option plan. The Compensation Committee is comprised of Mr. Weersing, Dr. Fara and Mr. Wardle. There are no interlocking relationships, as described by the Securities and Exchange Commission, between the Compensation Committee members. The Special Committee is charged with overseeing the actions to be taken by the Company with respect to the Offering, and generally has all of the authority of the full Board of Directors on issues relating to the Offering. The Special Committee is comprised of Dr. Weinshenker, Mr. Weersing and Mr. Wood. See "Employee Benefit Plans."

Director Compensation

         Directors are not paid any cash compensation for attendance at directors' meetings or for attending or participating on any committee. Directors are reimbursed, however, for any reasonable out-of-pocket expenses they incur in connection with attendance at meetings. In addition, all non-employee directors are eligible to participate in the Company's stock option plan. Upon the approval of the Board of Directors, certain non-employee directors have been granted non-qualified options to purchase _____ Common Shares. Dr. Fara and Messrs. Sidwell and Wood have each received options to purchase _____ Common Shares. The option grants vest over a four-year period. In addition, Dr. Fara and Mr. Sidwell have received options to acquire an additional _____ Common Shares each for serving on the board after their initial term. All such options are exercisable at an exercise price equal to the fair market value of the Common Shares on the date of grant (as adjusted for stock splits and similar transactions), and are subject to certain vesting schedules. The number of shares subject to any such grants, and the exercise price(s) of the stock underlying those grants, are determined by the Compensation Committee and approved by the Board of Directors.

Executive Compensation

         The following table summarizes the compensation paid to or earned by the Company's Chief Executive Officer and the four other most highly compensated executive officers whose total salary and bonus exceeded $100,000 (collectively, the "Named Executive Officers") during the fiscal year ended June 30, 1997:

                                            Summary Compensation Table
                                                Annual Compensation
                                         -----------------------------       Other annual
Name and Principal Position                  Salary            Bonus         Compensation(1)
-----------------------------------      -------------      ----------      ----------------
Ned M. Weinshenker, Ph.D.
   President, Chief Executive
   Officer and Director;
   President and Chief Executive
   Officer, Dermion...............         $189,000          $25,000            $5,000

W. Tim Miller
   Executive Vice President,
   Sales and Marketing; General
   Manager, Clinical Systems......          152,000          $25,000           $11,000(2)

Thomas M. Parkinson, Ph.D.
   Vice President, Research and
   Development; General Manager,
   Dermion........................         $115,000          $25,000            $5,000

Robert J. Lollini
   Vice President, Finance, Chief
   Financial Officer and
   Secretary; Vice President,
   Secretary and Treasurer,
   Dermion........................         $145,000          $25,000            $5,000

Timothy B. Lucas
   Director of National Sales.....         $119,000          $16,000          $12,000(3)

------------------
(1) Represents premiums on group term life insurance and medical and dental insurance.
(2) Includes principal and interest payment of $6,000 due on a $25,000 bridge loan made by the Company to Mr. Miller in connection with his relocation, and which was forgiven by the Company.
(3)  Includes automobile reimbursement of $7,000.



                               Stock Option Grants

         There were no options granted to the Named Executive Officers during the fiscal year ended June 30, 1997.

                          Fiscal Year-End Option Values

         The following table provides information regarding the number and value of options held by the Named Executive Officers on June 30, 1997:

                             Number of Securities
                            Underlying Unexercised       ----------------------------------
                          Options at Fiscal Year-End(#)  Value of Unexercised In-The-Money
                                                         Options at Fiscal Year-End ($) (1)
                          ----------------------------   ----------------------------------
Name                      Exercisable    Unexercisable   Exercisable        Unexercisable
-----------------------   -----------    -------------   -------------      ---------------
Ned  M.   Weinshenker,                                     $                  $
Ph.D..................
-----------------------
W. Tim Miller.........                                     $                  $
-----------------------
Thomas M. Parkinson,                                       $                  $
Ph.D..................
-----------------------
Robert J. Lollini.....                                     $                  $
-----------------------
Timothy B. Lucas......                                     $                  $
-----------------------

(1) For purposes of determining the values of the options held by the Named Executive Officers, the Company has assumed that the Common Shares underlying the options had a value of $_____ per share on _____, which is the estimated fair market value the Board of Directors attributed to the Common Shares on _____, in connection with certain grants of options under the Company's stock option plan. The option value is based on the difference between the fair market value of the shares on _____, and the option exercise price per share, multiplied by the number of Common Shares subject to the option.

Limitations of Liability and Indemnification

         The Company's Articles of Incorporation limit the personal liability of directors and officers for monetary damages to the maximum extent permitted by Utah law. Under Utah law, such limitations include monetary damages for any action taken or failed to be taken as an officer or director except for (i) amounts representing a financial benefit to which the person is not entitled,
(ii) liability for intentional infliction of harm on the corporation, or its shareholders, (iii) unlawful distributions, or (iv) an intentional violation of criminal law. The Articles of Incorporation also provide that the Company will indemnify its directors and officers against any damages arising from their actions as agents of the Company, and that the Company may similarly indemnify its other employees and agents. The Company is also empowered under its Articles of Incorporation to enter into indemnification agreements with its directors and officers. These provisions will not be modified in the proposed amendment of the Company's Articles of Incorporation in connection with the Offering.

         The Company's Bylaws provide that, to the full extent permitted by the Company's Articles of Incorporation and the Utah Revised Business Corporation Act, the Company will indemnify (and advance expenses to) the Company's officers, directors and employees in connection with any action, suit or proceeding (civil or criminal) to which those persons are made party by reason of their being a director, officer or employee. Any such indemnification shall be in addition to the advancement of expenses.

         At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification by the Company would be required or permitted. The Company is not aware of any threatened litigation or proceeding which would result in a claim for such indemnification.

Employee Benefit Plans

         Stock Option Plan. The Company's 1988 Stock Option Plan (the "Stock Option Plan") was approved and adopted by the Company's Board of Directors in April 1988 and was approved by its shareholders in November 1988. The Stock Option Plan provides for grants to employees, officers, directors and consultants of both non-qualified stock options and "incentive stock options" (within the meaning of Section 422 of the Internal Revenue Code). The Stock Option Plan will be amended to conform to certain recent changes in the federal securities laws in connection with the Offering. The purpose of the Stock Option Plan is to attract and retain the best available personnel to the Company and to encourage stock ownership by the Company's employees, officers, directors and consultants in order to give them a greater personal stake in the success of the Company.

         A total of _____ Common Shares were reserved for issuance under the Stock Option Plan. As of September 1, 1997, options to purchase a total of _____ Common Shares had been exercised, options to purchase a total of _____ Common Shares at a weighted average exercise price of $_____ per share were outstanding, and Common Shares remained available for future option grants or awards.

         The Stock Option Plan is administered by the Compensation Committee, which determines and designates the recipients of the options, the dates the options are granted, the number of Common Shares subject to the options, option prices, vesting terms, fair market value of the Common Shares, duration of the options and whether the options granted to employees are to be incentive stock options or non-qualified options. The exercise price of all options granted under the Stock Option Plan must be at least 100% of the fair market value of the Common Shares on the grant date. The term of an option may not exceed ten years from the date of grant. With respect to any participant who owns shares possessing more than 10% of the voting power of all classes of shares of the Company, the exercise price of any option granted must be at least 110% of the fair market value of the Common Shares on the grant date and the term of such option may not exceed five years. No incentive options may be granted to a participant which, when aggregated with all other incentive options granted to that participant, would have an aggregate fair market value in excess of $100,000 becoming exerciseable in any calendar year.

         No option may be transferred by the optionee other than by will or the laws of descent and distribution. During the lifetime of an optionee, only the optionee may exercise an option. An option is exercisable on or after each vesting date in accordance with the terms set forth in the option agreement. Incentive options are exercisable only during the optionee's employment by the Company, and for a period of up to 90 days after the termination of the optionee's employment.

         401(k) Plan. In 1990, the Company adopted a deferred compensation plan under ss. 401(k) of the Internal Revenue Code of 1986, as amended (the "401(k) Plan"). Each full-time employee who has completed at least one year of service with the Company and has reached age 21 is eligible to make pre-tax elective deferral contributions of up to 20% of their total compensation per plan year, subject to a specified maximum contribution as determined by the Internal Revenue Service. The Company matches the employee's contribution on a formula of $0.25 to the dollar, not to exceed three percent of the employee's gross annual compensation. The vesting schedule of the employer match is 33 1/3% per year, over three years. Any potential forfeitures of the Company's portion of the contribution that do not become vested are reallocated to the remaining employees in the 401(k) Plan based on their account balance as a percentage of the whole.


                              CERTAIN TRANSACTIONS

         In July 1995, the Company entered into a research and development agreement with the predecessor to Novartis. The collaboration was formed to evaluate the potential for development of iontophoretic drug delivery systems for over a dozen Novartis compounds for several therapeutic applications. In connection with the collaboration, Novartis purchased a 20% equity interest in Dermion. Pursuant to the agreement, Novartis is required to pay research costs under the program and to make milestone payments if Dermion successfully completes certain objectives. In addition, the Company granted Novartis a royalty-bearing, non-exclusive license to certain of the Company's iontophoretic technology covering the delivery of these compounds for osteoporosis, as well as other Novartis drugs for application in other therapeutic fields covered by the agreement. The agreement may be terminated by either party for any reason upon six months notice. See "Business -- Collaborative Relationships and Licenses."

         The Company and Novartis have entered into negotiations for the amendment of their agreement. Under the proposed terms of that amendment, Novartis would exchange its 20% interest in Dermion for Common Shares and a warrant to acquire an additional Common Shares. The Company anticipates that the amendment to the Novartis agreements will be completed prior to the Offering, but there can be no assurance that it will be completed before that date, or at all. See "Business -- Collaborative Relationships and Licenses."

         In March 1997, the Company entered into the Elan Agreements, an exclusive, worldwide license to certain of Elan's iontophoretic drug delivery technology, including over 250 issued and 47 pending United States and foreign patents, as well as a significant body of know-how and preclinical and clinical study results. The Company acquired the Elan technology by issuing Elan two promissory notes, a $10.0 million note and a $5.0 million note. The Company also issued a warrant to Elan to acquire _____ Common Shares at $_____ per share and agreed to pay Elan a royalty on the net revenues dervied from drug sales of the Company's product. The promissory notes each bear interest at the rate of prime plus 1% (9 1/2% as of June 30, 1997), and the $5.0 million note is secured by the technology rights the Company acquired in the transaction. Concurrently with the closing of the Offering, the amounts due under the $10.0 million note issued to Elan, including interest thereon, will be exchanged by the Company for approximately ____ Common Shares. In addition, under the terms of the Elan Agreements, Elan is obligated to purchase in a private placement that number of Common Shares which have an aggregate purchase price (based on the initial public offering price to the public of the Common Shares hereunder) equal to the total amount, including interest, outstanding under the $5.0 million note as of the closing date of the Offering. Elan has stated its intent to fulfill that purchase obligation by buying _____ Common Shares in the Offering (estimated to have an aggregate value of approximately $5.1 million at the closing of the Offering). The Company has agreed to waive Elan's purchase obligation contingent on its purchase of the equivalent number of Common Shares in the Offering. A portion of the net proceeds from the Offering will be used to pay the outstanding principal and interest under the $5.0 million note. See "Use of Proceeds."


                             PRINCIPAL SHAREHOLDERS

         The following table sets forth certain information regarding the beneficial ownership of the Company's outstanding Common Shares as of September 1, 1997, and as adjusted to reflect the sale of the Common Shares offered hereby and the exchange of the $10.0 million note issued to Elan (including interest thereon) for an aggregate of _____ Common Shares concurrently with the closing of the Offering, by (i) all those persons or entities known by the Company to be beneficial owners of 5% or more of its outstanding Common Shares ("5% Shareholders"), (ii) each director and each of the Named Executive Officers and
(iii) all directors and Named Executive Officers as a group. The data presented are based on information provided to the Company by the Named Executive Officers, the Company's directors and its 5% Shareholders.

                                                                           Percentage Beneficially
                                                    Number of                       Owned
                                                                   ----------------------------------------
Name and Address of Beneficial Owner               Shares(1)         Prior to Offering     After Offering
------------------------------------               ----------        -----------------     --------------

5% Shareholders

Newtek Ventures                                                           %                    %
   500 Washington Street, Suite 720
   San Francisco, CA  94111
MBW Venture Partners, LP (2)                                              %                    %
   350 Second Street, Suite 8
   Los Altos, CA  94022
Laboratoires Fournier, S.C.A.                                             %                    %
   42, rue de Longvic
   21300 Chenove  France
Utah Ventures                                                             %                    %
   423 Wakara Way, Suite 206
   Salt Lake City, UT  84108
CIT Group/Venture Capital, Inc.                                           %                    %
   650 CIT Drive
   Livingston, NJ  07039-5795
Vadex-Panama, S.A.                                                        %                    %
   PO Box 60040
   Palo Alto, CA  94306-0040
Elan International Services, Ltd. (3)                                     %                    %
   102 St. James Court
   Flatts Smiths FL04 Bermuda
Stephen C. Jacobsen                                                       %                    %
   274 South 1200 East
   Salt Lake City, Utah  84102

Directors

James R. Weersing(4)                                                      *                   *
Ned M. Weinshenker, Ph.D. (5)                                             %                   %
John W. Fara, Ph.D. (6)                                                   *                   *
Steven P. Sidwell (7)                                                     *                   *
Peter J. Wardle (8)                                                       *                   *
Warren Wood (9)                                                           *                   *
Michael T. Sember (10)                                                    *                   *

Named Executive Officers

W. Tim Miller (11)                                                        *                   *
Thomas M. Parkinson, Ph.D (12)                                            *                   *
Robert J. Lollini (13)                                                    *                   *
Tim Lucas(14)
Executive Officers and directors                                          %                   %
   as a group (11 persons) (15)


*        Less than 1%.

(1) Assumes _____ Common Shares issued and outstanding. The inclusion herein of any Common Shares as beneficially owned does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, each person listed has sole investment and voting power with respect to the shares listed. In accordance with the rules of the Securities and Exchange Commission, each person is deemed to beneficially own any shares issuable upon exercise of share options or warrants held by such person that are currently exercisable or that become exercisable within 60 days after September 1, 1997, and any reference in these footnotes to shares subject to share options or warrants held by the person in question refers only to such shares.
(2) Includes ____ Common Shares held of record by Michigan Investment Fund, LP, MBW Venture Partners, LP and Michigan Investment Fund, LP which are managed, and assumed to be controlled, by MBW Management, Inc.
(3) Elan International Services, Ltd. is a division of Elan. Includes _____ Common Shares subject to _____ outstanding warrants. The "Percentage Beneficially Owned After Offering" assumes the purchase by Elan of $_____ of the Company's Common Shares (at an assumed offering price of $_____ per share) in the Offering. See "Transactions Related to the Offering" "Business -- Collaborative Relationships and Licenses" and "Certain Transactions."
(4) Includes Common Shares held in the name of a revocable trust for which Mr. Weersing serves as co-trustee along with his spouse. Mr. Weersing is a general partner of MBW Management, Inc. Mr. Weersing disclaims beneficial ownership of the shares beneficially owned by MBW Management, Inc. and its affiliates.
(5) Includes _____ Common Shares held in the name of a pension plan over which Dr. Weinshenker holds investment control. Includes _____ Common Shares subject to options held by Dr. Weinshenker.
(6)      Includes _____ Common Shares subject to options held by Dr. Fara.
(7)      Includes _____ Common Shares subject to options held by Mr. Sidwell.
(8) Mr. Wardle is a general partner of Newtek Ventures, but disclaims beneficial ownership of the Common Shares held by Newtek Ventures.
(9)      Includes _____ Common Shares subject to options held by Mr. Wood.
(10) Mr. Sember is an executive officer of Elan. Mr. Sember disclaims any beneficial ownership of shares owned beneficially by Elan.
(11)     Includes _____ Common Shares subject to options held by Mr. Miller.
(12)     Includes _____ Common Shares subject to options held by Dr. Parkinson.
(13)     Includes _____ Common Shares subject to options held by Mr. Lollini.
(14)     Includes _____ Common Shares subject to options held by Mr. Lucas.
(15)     Includes _____ Common Shares subject to options.


                          DESCRIPTION OF CAPITAL SHARES

         The authorized capital of the Company consists of _____ Common Shares, par value $_____ per share and _____ Preferred Shares, par value $_____ per share. As of September 1, 1997, _____ Common Shares and _____ Series C Redeemable Preferred Shares were outstanding. The Series C Preferred Shares will be converted into _____ Common Shares in connection with the Offering. An additional _____ Common Shares may be issued upon the exercise of outstanding share options, and an additional _____ shares may be issued upon the exercise of outstanding warrants. As of September 1, 1997, there were approximately 126 holders of record of the Common Shares.

Common Shares

         Subject to preferences that may be applicable to any then outstanding Preferred Shares, holders of Common Shares are entitled to receive, ratably, such dividends as may be declared by the Board of Directors out of funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Shares are entitled to share ratably in all assets remaining after the payment of liabilities and the liquidation preference of any then outstanding Preferred Shares. Holders of Common Shares have no preemptive rights and no right to convert their Common Shares into any other securities. There are no redemption or sinking fund provisions applicable to the Common Shares. All outstanding Common Shares are, and all Common Shares to be outstanding upon completion of the Offering will be, fully paid and nonassessable. The holders of Common Shares are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. The Company has not paid, and does not intend to pay, cash dividends on the Common Shares for the foreseeable future.

Preferred Shares

         Currently, there are _____ Series C Preferred Shares issued and outstanding. The Series C Preferred Shares are subject to mandatory conversion, on a share-for-share basis, into Common Shares upon the closing of an IPO and will be converted in connection with the closing of the Offering.

         The Board of Directors will have the authority to issue Preferred Shares in one or more series and to affix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences and the number of shares constituting any series, without any further vote or action by the shareholders. The issuance of Preferred Shares in certain circumstances may have the effect of delaying or preventing a change in control of the Company. The issuance of Preferred Shares with voting and conversion rights may adversely affect the voting power and rights of the holders of Common Shares.

Warrants

         The Company has issued three warrants which, in the aggregate, entitle the holders thereof to acquire _____ Common Shares. Under the Elan Agreements, Elan was issued a warrant to acquire _____ Common Shares at an exercise price of $_____ per share. On December 1, 1996, the Company issued ACH a warrant to acquire _____ Common Shares at an exercise price of $_____ per share. On June 25, 1992, the Company issued a warrant to Silicon Valley Bank to acquire _____ Common Shares at an exercise price of $_____ per share. The warrants expire on April 19, 2002, December 1, 2003 and June 24, 2002, respectively.

         In connection with the closing of the Offering, the Company has agreed to issue to the Representative, warrants to purchase, after the first anniversary of the date hereof, an aggregate of _____ Common Shares at a price per share equal to (i) 125% of the initial public offering price set forth on the cover page of this Prospectus after the first anniversary of the date hereof or (ii) 150% of the initial public offering price set forth on the cover page of this Prospectus after the third anniversary of the date hereof. The Representative's Warrants expire on the fifth anniversary of the date hereof.

Anti-Takeover Effect of Utah Law and Certain Provisions of the Articles of Incorporation

         The Company's Articles of Incorporation require that any action required or permitted to be taken by shareholders of the Company must be effected at a duly called annual or special meeting of shareholders. Utah law provides that any action which may be taken at any annual or special meeting of shareholders may be taken without a meeting and without prior notice, if one or more consents in writing, setting forth the action to be taken, are signed by the holders of outstanding shares having at least the minimum number of votes that would be necessary to take the action at a meeting at which all shares entitle to vote on the matter were present and voted. This provision generally applies to all Utah corporations formed after 1992 and all Utah corporations formed before 1992 that have amended their articles of incorporation to provide for actions by consent. The Company is not entitled to take advantage of that consent provision because it was formed prior to 1992 and its shareholders have not amended its Articles of Incorporation to allow consent actions. Special meetings of the shareholders of the Company may be called only by the Board of Directors, the Chief Executive Officer of the Company or by any person or persons holding shares representing at least 10% of the outstanding capital stock.

See "Management -- Executive Officers, Directors and Key Employees."

         Utah has adopted legislation which is designed to delay the ultimate success of a hostile tender offer for shares of a public company until that tender offer has been approved by a majority of the shareholders. The legislation applies to all corporations which have not opted out of its provisions and which have more than 100 shareholders, maintain their principal place of business or principal office in the State of Utah and where either 10% or more of the corporation's shareholders reside in Utah or more than 10% of its outstanding shares are owned by Utah residents. The Company, by amendment to its Articles of Incorporation, opted out of this statutory provision in 1989.

         The Company intends to amend its Articles of Incorporation in connection with the Offering to provide for a division of the Board of Directors into three classes as nearly equal in size as possible with staggered three year terms. See "Management." In addition, the Articles of Incorporation will be amended to provide that directors may be removed only for cause and only by an affirmative vote of the holders of two-thirds of the Common Shares entitled to vote. Further, any vacancy on the Board of Directors, however occurring, including by reason of an increase in the number of persons comprising the Board of Directors, may only be filled by vote of a majority of the directors then in office. These provisions could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company.

Registration Rights

         Pursuant to the Elan Agreements, at any time following the Offering, Elan has the right, on not more than two occasions and subject to certain limitations, to require the Company to use its best efforts to register under the Securities Act the _____ Common Shares it will acquire in exchange for the $10.0 million note and the _____ Common Shares it may acquire upon exercising its warrant. The Elan Agreements also provide that, if the Company proposes to file a registration statement under the Securities Act of 1933, as amended, with respect to an offering by the Company after having registered pursuant to Sections 12(b) or 12(g) of the Exchange Act, Elan will be entitled to include all or part of its shares in that registration, subject to the right of the managing underwriter to exclude shares from registration to the extent their inclusion would adversely affect the marketing of the shares to be sold. In connection with the Offering, Elan has agreed not to sell or otherwise dispose of its shares for a period of 180 days following the Offering. See "Shares Eligible for Future Sale."

         Under the terms of an agreement between the Company and Child Health Investment Corporation ("CHIC"), an affiliate of CHCA, if the Company proposes to register any of its securities under the Securities Act other than on Forms S-1 or S-8 relating to an employee benefit plan, and other than on Form S-4, any holder of at least _____ Common Shares issuable upon conversion of the warrant issued to CHIC and any holder of _____ Common Shares acquired by CHIC pursuant to the CHIC agreement, will be entitled to include such shares in that registration, subject to the right of the managing underwriter to exclude any of such shares from such registration to the extent that their inclusion would adversely affect the marketing of the shares to be sold. In connection with the Offering, CHIC has agreed not to sell or otherwise dispose of its shares for a period of 180 days following the Offering. See "Shares Eligible for Future Sale."

         Under the terms of the stock purchase agreement (the "CIT Agreement") between the Company and the CIT Group/Venture Capital, Inc., subject to certain exceptions and limitations, after 180 days following the effective date of the Offering, the holders of at least _____ Common Shares purchased pursuant to the CIT Agreement (the "CIT Shares") may require, on not more than one occasion within a 12-month period, that the Company use its best efforts to file a registration statement under the Securities Act covering the resale of any such CIT Shares. If the Company registers any Common Shares under the Securities Act, either for its own account or for the account of any other shareholders prior to March 8, 2000, the Company is required to notify the holders of the CIT Shares and, subject to certain limitations, is required to include in such registration the CIT Shares requested by such holders to be included therein. In connection with the Offering, the holders of the CIT Shares have agreed not to sell or otherwise dispose of their shares for a period of 180 days following the Offering.

         Under a preferred stock purchase agreement (the "Preferred Investors Agreement"), between the Company and Newtek Ventures, MBW Venture Partners, Michigan Investment Fund, Utah Ventures, Cordis Corporation, and certain other investors (collectively, the "Preferred Investors"), subject to certain exceptions and limitations, after 180 days following the effective date of the Offering, the holders of at least _____ Common Shares purchased pursuant to the Preferred Investors Agreement may require, on not more than two occasions, that the Company use its best efforts to file a registration statement under the Securities Act covering the resale of any such Preferred Investor's Shares. If the Company registers any Common Shares under the Securities Act, either for its own account or for the account of any other shareholders prior to March 8, 2000, the Company is required to notify the holders of the Preferred Investors Shares, and subject to certain limitations, is required to include in such registration the Preferred Investors Shares requested by such holders to be included therein. In connection with the Offering, certain of the Preferred Investors have agreed not to sell or otherwise dispose of their shares for a period of 180 days following the Offering. In addition, pursuant to the Preferred Investors Agreement, all of the Preferred Investors are prohibited from selling or otherwise disposing of their shares for a period of 90 days following the Offering.

         Under the terms of the stock purchase agreement (the "Common Investors Agreement") between the Company and each of Newtek Ventures, MBW Venture Partners, Michigan Investment Fund, and Vadex-Panama, S.A. (collectively, the "Common Investors"), subject to certain exceptions and limitations, after 180 days following the effective date of the Offering, the holders of at least _____ Common Shares purchased pursuant to the Common Investors Agreement (the "Common Investors Shares") may require, on not more than one occasion within a 12-month period, that the Company use its best efforts to file a registration statement under the Securities Act covering the resale of any such Common Investor's Shares. If the Company registers any Common Shares under the Securities Act, either for its own account or for the account of any other shareholders prior to February 19, 2001, the Company is required to notify and, subject to certain limitations, at the request of the holder of Common Investors Shares is required to include in such registration the Common Investors Shares requested to be included therein. In connection with the offering, the Common Investors have agreed not to sell or otherwise dispose of their shares for a period of 180 days following the Offering. See "Shares Eligible for Future Sale."

         The Company has also granted certain demand and piggy-back registration rights to the Representative with respect to the _____ Common Shares issuable upon exercise of the Representative's Warrants. See "Underwriting."

Transfer Agent and Registrar

         _____ is the transfer agent and registrar for the Common Shares.

                         SHARES ELIGIBLE FOR FUTURE SALE

         Upon completion of the Offering, the Company will have outstanding an aggregate of _____ Common Shares. In addition, the Company has reserved for issuance ____ shares issuable upon exercise of outstanding options and warrants, including the Representative's Warrants. The _____ Common Shares offered hereby will be freely transferable without restriction or further registration under the Securities Act, except for shares which may be acquired by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. The remaining Common Shares held by existing shareholders are "restricted securities" as that term is defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for exemption from registration under Rules 144 or 701 under the Securities Act. Pursuant to certain "lock-up" agreements, the Company's directors, officers and certain of its shareholders who collectively hold an aggregate of _____ Common Shares, together with the Company, have agreed, for a period of 180 days following the date of this Prospectus, not to offer, pledge, sell, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any Common Shares without the prior written consent of EVEREN Securities, Inc. Following the 180 day period, approximately _____ Common Shares will be eligible for sale in the public market without restriction under Rule 144(k) and an additional _____ Common Shares will be eligible for sale subject to certain volume, manner of sale and other limitations under Rule 144. Of the approximately _____ restricted shares held by existing shareholders of the Company not subject to lock-up agreements, _____ Common Shares will be eligible for immediate sale in the public market without restriction under Rule 144(k). The remaining _____ Common Shares not subject to lock-up agreements will become eligible for sale, subject to certain volume, manner of sale and other limitations under Rule 144 commencing 90 days following the date of this Prospectus. In addition, holders of stock options or warrants exercisable for an aggregate of _____ Common Shares have entered into agreements prohibiting sale of the underlying Common Shares for 180 days following the date of this Prospectus.

         In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of (i) 1% of the then outstanding Common Shares (_____ shares immediately after the Offering) or (ii) the average weekly trading volume in the Common Shares during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale and certain other limitations and restrictions. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the volume, manner of sale and other limitations described above.

         Any employee or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permit non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding-period, volume-limitation or notice provisions of Rule 144 and permit affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this Prospectus.

         The holders of _____ Common Shares and warrants to purchase _____ Common Shares have certain registration rights. See "Description of Capital Shares -- Registration Rights."

                                  UNDERWRITING

         Subject to the terms and conditions of the Underwriting Agreement, the underwriters (the "Underwriters") named below, for whom EVEREN Securities, Inc. is acting as representative (the "Representative"), have severally agreed to purchase and the Company has agreed to sell to the Underwriters, the following respective number of Common Shares.

              Underwriters                          Number of Shares
-----------------------------------------        ---------------------
EVEREN Securities, Inc.................
      Total............................


         The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and its counsel and independent auditors. The nature of the Underwriters' obligation is such that they are committed to purchase all Common Shares offered hereby if any such shares are purchased.

         The Underwriters propose to offer the Common Shares to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of _____ per share. The Underwriters may allow to selected dealers and such dealers may reallow a concession not in excess of $_____ per share to certain other dealers. After the public offering of the Common Shares, the offering price and other selling terms may be changed by the Representative.

         The Company has granted to the Underwriters an option, exerciseable at any time during the 30-day period after the date of this Prospectus, to purchase up to an additional _____ Common Shares at the initial public offering price set forth on the cover page of this Prospectus, less underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the Offering. To the extent the option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of Common Shares set forth next to such Underwriter's name in the preceding table bears to the total number of shares listed in the table.

         The Company has agreed to issue to the Representative warrants to purchase, after the first anniversary of the date hereof, up to an aggregate of _____ Common Shares, at a price equal to (i) 125% of the initial public offering price set forth on the cover page of this Prospectus after the first anniversary of the date hereof or (ii) 150% of the initial public offering price set forth on the cover page of this Prospectus after the third anniversary of the date hereof. Holders of the Representative's Warrants have been granted certain demand and piggy-back registration rights under the Securities Act with respect to the securities issuable upon exercise of the Representative's Warrants. See "Description of Shares - Registration Rights" and "Share Eligible For Future Sale."

         The offering of the Common Shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the Offering without notice. The Underwriters reserve the right to reject an order for the purchase of Common Shares in whole or in part.

         In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Shares. Specifically, the Underwriters may over-allot the Offering, creating a syndicate short position. In addition, the Underwriters may bid for and purchase Common Shares in the open market to cover syndicate short positions or to stabilize the price of the Common Shares. Finally, the underwriting syndicate may reclaim selling concessions from syndicate members in the Offering, if the syndicate repurchases previously distributed Common Shares in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Shares above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

         The Representative has informed the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

         The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

         The executive officers, directors and certain employees of the Company and certain other shareholders have agreed that they will not, without the prior written consent of EVEREN Securities, Inc., offer, sell or otherwise dispose of any Common Shares, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares for a period of 180 days after the day of this Prospectus. The Company has agreed that it will not, without the prior written consent of EVEREN Securities, Inc., offer, sell, contract, grant any option to purchase or otherwise dispose of any Common Shares, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares for a period of 180 days after the date of this Prospectus, except for securities issued under its Stock Option Plan, the Elan Agreements or upon exercise of currently outstanding stock options or warrants. See "Shares Eligible for Future Sale."

         Prior to the Offering, there has been no public market for the Common Shares. Consequently, the initial public offering price for the Common Shares included in the Offering will be determined by negotiations between the Company and the Representative. Among the factors considered in determining such price will be the history of and prospects for the Company's business and the industry in which it competes, an assessment of the Company's management and the present state the Company's development, its past and present operations and financial performance, the prospects for future earnings of the Company, the present state of the Company's research and development programs, the current state of the economy in the United States and the current level of economic activity in the industry in which the Company competes and in related or comparable industries, and the current prevailing condition in the securities markets, including current market valuations of publicly traded companies that are comparable to the Company.

                                  LEGAL MATTERS

         The validity of the Common Shares offered hereby will be passed upon for the Company by Parsons Behle & Latimer, Salt Lake City, Utah. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom (Illinois), Chicago, Illinois, which will rely on the opinion of Parsons Behle & Latimer with respect to certain matters regarding Utah law.


                                     EXPERTS

         The financial statements at June 30, 1996 and 1997, and for each of the three years in the period ended June 30, 1997, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance on such report given upon the authority of such firm as experts in accounting and auditing.

         The statements in this Prospectus under the captions "Risk Factors -- Dependence on Patents and Proprietary Technology" and "Business - Patents and Proprietary Rights" have been reviewed and approved by Workman, Nydegger & Seeley, patent counsel for the Company, as experts on such matters, and are included herein in reliance upon that review and approval.


                             ADDITIONAL INFORMATION

         As a result of the Offering, the Company will become subject to the information and reporting requirements of the Securities and Exchange Act of 1934, as amended, and in accordance therewith will file periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Company intends to furnish to its shareholders annual reports containing financial statements audited by an independent public accounting firm and will make available copies of quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

         The Company has filed with the Commission, Washington, D.C., 20549, a Registration Statement (which term shall include all amendments, exhibits and schedules thereto) on Form S-1 under the Securities Act with respect to the Common Shares offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, to which Registration Statement reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and the exhibits thereto may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at N.W., Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                                   IOMED, Inc.



                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                            Page

Audited Consolidated Financial Statements:

Report of Independent Auditors...............................................F-2

Consolidated Balance Sheets..................................................F-3

Consolidated Statements of Operations........................................F-4

Consolidated Statements of Shareholders' Equity (Deficit)....................F-5

Consolidated Statements of Cash Flows........................................F-6

Notes to Consolidated Financial Statements...................................F-7


                                       F-1






                         Report of Independent Auditors

The Board of Directors and Shareholders
IOMED, Inc.

We have audited the accompanying consolidated balance sheets of IOMED, Inc. as of June 30, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IOMED, Inc. at June 30, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.

                                            Ernst & Young LLP

Salt Lake City, Utah
August 4, 1997

                                                             IOMED, Inc.

                                                     Consolidated Balance Sheets
                                                                                                                   June 30,
                                                                                                              1996         1997
                                                                                                            ----------  -----------
Assets
Current assets:
   Cash and cash equivalents .......................................................................        $4,507,000  $ 6,346,000
   Accounts receivable, less allowance for doubtful
     accounts of $76,000 in 1996 and $28,000 in 1997 ...............................................         1,054,000    1,189,000

   Inventories .....................................................................................         1,162,000      714,000
   Prepaid expenses ................................................................................             5,000       12,000
                                                                                                            ----------  -----------
Total current assets ...............................................................................         6,728,000    8,261,000

Equipment and furniture, net .......................................................................           477,000      385,000
Other assets .......................................................................................            46,000       18,000
                                                                                                            ----------  -----------
Total Assets .......................................................................................        $7,251,000  $ 8,664,000
                                                                                                            ==========  ===========

Liabilities and shareholders' equity (deficit)
Current liabilities:
   Trade accounts payable ..........................................................................        $  118,000  $   171,000
   Accrued liabilities .............................................................................           952,000      944,000
   Current portion of long-term obligations ........................................................            44,000        2,000
                                                                                                            ----------  -----------
Total current liabilities ..........................................................................         1,114,000    1,117,000

Commitments

 Minority interest .................................................................................           875,000      898,000
Redeemable, convertible preferred shares, $.001 per value; .........................................         1,270,000      900,000
   4,215,618 authorized; issued and outstanding shares of all series
   186,240 in 1996 and 172,800 in 1997
Subordinated, convertible debt .....................................................................                 -   15,240,000

Shareholders' equity (deficit):
   Common shares, $0.001 par value; 40,000,000 shares
      authorized; issued and outstanding 14,040,272 shares
     in 1996 and 15,045,083 shares in 1997 .........................................................            14,000       15,000
   Additional paid-in capital ......................................................................        11,478,000   12,032,000
   Accumulated deficit .............................................................................        (7,500,000) (21,538,000)
                                                                                                            ----------  -----------
Total shareholders' equity (deficit) ...............................................................         3,992,000   (9,491,000)
                                                                                                            ----------  -----------

Total liabilities and shareholders'equity (deficit) ...............................................        $7,251,000    $8,664,000
                                                                                                            ==========  ===========
See accompanying notes.

                                                                F-3

                                                              IOMED, Inc.

                                                 Consolidated Statements of Operations
                                                                                                     Year ended June 30,
                                                                                            1995            1996           1997
                                                                                         ----------     -----------     -----------
Revenues:
   Product sales .....................................................................   $6,964,000      $6,829,000     $7,483,000
   Contract research revenue, royalties
      and license fees ...............................................................            -       2,409,000      1,800,000
                                                                                         ----------     -----------     ----------
   Total revenues ....................................................................    6,964,000       9,238,000      9,283,000

Operating costs and expenses:
   Cost of products sold .............................................................    3,369,000       3,138,000      3,338,000
   Research and development ..........................................................    1,467,000       1,099,000      1,488,000
   Selling, general and administrative ...............................................    3,338,000       3,283,000      3,501,000
   Non-recurring charges .............................................................            -         430,000     15,059,000
                                                                                         ----------     -----------     ----------
   Total costs and expenses ..........................................................    8,174,000       7,950,000     23,386,000
                                                                                         ----------     -----------     ----------

Income (loss) from operations ........................................................   (1,210,000)      1,288,000    (14,103,000)

Interest expense .....................................................................       32,000           9,000        242,000
Interest income and other, net .......................................................      120,000         167,000        291,000
                                                                                         ----------     -----------    -----------

Income  (loss)  from continuing operations
before income taxes and minority interest ............................................   (1,122,000)      1,446,000    (14,054,000)

Minority interest ....................................................................            -         (17,000)        23,000

Income tax expense (benefit) .........................................................     (173,000)        (79,000)         5,000
                                                                                         ----------     ------------   -----------

Income (loss) from continuing operations .............................................     (949,000)      1,542,000    (14,082,000)

 Income from discontinued operations,
    net of income taxes ..............................................................      290,000         201,000         44,000
                                                                                         ----------      -----------   -----------

Net income (loss) ....................................................................   $ (659,000)     $1,743,000   $(14,038,000)
                                                                                         ==========      ===========   ===========

Income (loss) per common share amounts:
Income (loss) from continuing operations .............................................   $     (.10)     $      .10     $     (.94)
Income from discontinued operations ..................................................          .03             .01             --
                                                                                         ----------     -----------    -----------
Net income (loss) ....................................................................   $     (.07)     $      .11     $     (.94)
                                                                                         ==========     ===========    ===========

Shares used in computing per share amounts ...........................................    9,780,842      15,216,786     14,925,234
                                                                                         ==========     ===========    ===========
See accompanying notes.

                                                                F-4

                                                             IOMED, Inc.

                                      Consolidated Statements of Shareholders' Equity (Deficit)

                                                                                  Additional
                                                         Common Stock               Paid-in         Accumulated
                                                --------------------------------
                                                    Shares          Amount          Capital           Deficit              Total
                                                -----------------------------------------------------------------------------------

Balance at June 30, 1994                             9,757,160       $10,000         $7,629,000      $(8,584,000)         $(945,000)

   Stock options exercised                              71,668             -              9,000            -                  9,000
   Conversion of redeemable, convertible                 6,625             -              3,000            -                  3,000
     preferred shares
   Net loss                                                -               -               -            (659,000)          (659,000)
                                                -----------------------------------------------------------------------------------
Balance at June 30, 1995                             9,835,453        10,000          7,641,000       (9,243,000)        (1,592,000)

   Stock options exercised                             211,073             -             23,000            -                 23,000
   Conversion of redeemable, convertible             2,372,124         2,000            893,000            -                895,000
     preferred shares
   Conversion of subordinated debt                   1,621,622         2,000          2,921,000            -              2,923,000
   Net income                                              -               -               -           1,743,000          1,743,000
                                                -----------------------------------------------------------------------------------
Balance at June 30, 1996                            14,040,272        14,000         11,478,000       (7,500,000)         3,992,000

   Stock options exercised                              31,117             -              5,000            -                  5,000
   Conversion of redeemable, convertible               795,123         1,000            299,000            -                300,000
     preferred shares
   Sale of common shares for cash                      178,571             -            250,000            -                250,000
   Net loss                                                -               -               -         (14,038,000)       (14,038,000)
                                                -----------------------------------------------------------------------------------
Balance at June 30, 1997                            15,045,083       $15,000        $12,032,000     $(21,538,000)       $(9,491,000)
                                                ===================================================================================

See accompanying notes.

                                                                F-5

                                                             IOMED, Inc.

                                                Consolidated Statements of Cash Flows
                                                                                     Year ended June 30,
                                                                        1995                1996                1997
                                                                -------------------------------------------------------------
Cash flows from operating activities
Net income (loss)                                                       $(659,000)          $1,743,000        $(14,038,000)
Adjustments  to reconcile net income (loss) to net cash used in operating activities:
     Depreciation and amortization                                        570,000              400,000             267,000
     Write-off of in-process research and development                           -                    -          15,059,000
     Non-cash interest expense                                                  -                    -             240,000
     Minority interest and other non-cash charges                         (17,000)              (9,000)             34,000
     Changes in assets and liabilities:
       Accounts receivable                                                 (6,000)            (122,000)           (444,000)
       Inventories                                                       (317,000)             186,000            (196,000)
       Prepaid expenses and other assets                                  (22,000)               9,000              (6,000)
       Trade accounts payable                                             (96,000)             (41,000)             53,000
       Other current liabilities                                          249,000               83,000              25,000
                                                                -------------------------------------------------------------
Net cash provided by (used in) operating activities                      (298,000)           2,249,000             994,000
                                                                -------------------------------------------------------------

Cash flows from investing activities
Proceeds from sale of discontinued operations                                   -                    -           1,000,000
Purchases of equipment and furniture                                     (156,000)            (316,000)           (231,000)
                                                                -------------------------------------------------------------
Net cash provided by (used in) investing activities                      (156,000)            (316,000)            769,000
                                                                -------------------------------------------------------------

Cash flows from financing activities
Proceeds from issuance of common shares                                     9,000               23,000             255,000
Proceeds from sale of minority interest                                         -              892,000                   -
Payments on term loans                                                   (165,000)            (132,000)            (39,000)
Redemptions of redeemable preferred shares                                (70,000)             (70,000)            (70,000)
Other                                                                           -                    -             (70,000)
                                                                -------------------------------------------------------------
Net cash provided by (used in) financing activities                      (226,000)             713,000              76,000

Net increase (decrease) in cash and cash equivalents                     (680,000)           2,646,000           1,839,000
Cash and cash equivalents at beginning of year                          2,541,000            1,861,000           4,507,000
                                                                -------------------------------------------------------------

Cash and cash equivalents at end of year                               $1,861,000           $4,507,000          $6,346,000
                                                                =============================================================

Supplemental disclosures of cash flow information
Cash paid for interest                                                    $32,000               $9,000              $2,000
Cash paid for income taxes                                                      -                    -             $61,000

Supplemental schedule of non-cash investing and
   financing activities
Issuance  of  subordinated,  convertible  debt for  purchase of                 -                    -         $15,000,000
in-process research and development
Preferred shares converted to common shares                                $3,000              895,000             300,000
Subordinated debt converted to common shares                                    -            2,923,000                   -

See Accompanying Notes.
                                                                F-6

                                   IOMED, Inc.

                   Notes to Consolidated Financial Statements


1.       Summary of Significant Accounting Policies

Description of Business
IOMED,  Inc., a Utah  corporation (the  "Company"),  develops,  manufactures and
commercializes   controllable   drug  delivery   systems   using   iontophoresis
technology.

Discontinued Operations
On December 31, 1996, the Company sold the assets of its Motion Control Division, which was engaged in the research, development, manufacture and sale of advanced myoelectric prosthetic devices. Accordingly, the consolidated statements of operations for the years ended June 30, 1996 and 1995 have been restated to present the results of operations of the Motion Control Division as a discontinued operation (see Note 4).

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its 80% owned subsidiary, Dermion, Inc. ("Dermion"). Dermion was formed in April 1996 to conduct advanced research and development of iontophoretic drug delivery systems on its own behalf and on behalf of third party clients. The remaining 20% interest of Dermion is reflected as minority interest in the accompanying financial statements. All significant intercompany transactions and accounts have been eliminated.

Cash Equivalents
The Company considers all highly-liquid investments with maturities of three months or less, when purchased, to be cash equivalents.

Concentrations of Credit Risk
The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash, cash equivalents and trade accounts receivable. Cash and cash equivalents are held in federally insured financial institutions or invested in high grade short-term commercial paper issued by major United States corporations. The Company sells its products primarily to, and has trade accounts receivable with, independent durable medical equipment dealers in the United States and abroad. Less than 10% of product sales are to foreign customers. As a general policy, collateral is not required for accounts receivable; however, the Company maintains an allowance for losses based upon expected collections of accounts receivable. Additionally, customers' financial condition and credit worthiness are regularly evaluated and historical losses have not been material. During the periods presented, none of the Company's customers accounted for more than 10% of net product sales. Accordingly, the Company considers concentrations of credit risk with respect to trade accounts receivable to be low.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. Inventories consisted of the following and, at June 30, 1996, included $613,000 in inventory associated with the Company's discontinued operations:

                                         June 30,
                                 1996               1997
                          ---------------------------------------
Raw materials                  $862,000           $568,000
Work-in-progress                 72,000             31,000
Finished goods                  228,000            115,000
                          ---------------------------------------
                             $1,162,000           $714,000
                          =======================================

1.       Summary of Significant Accounting Policies (continued)

Equipment and Furniture
Equipment and furniture are stated at cost. Depreciation and amortization is computed using the straight-line method over estimated useful lives of three to five years. Leasehold improvements are amortized over the term of the lease or the useful life of the improvements, whichever is shorter. Equipment and furniture consisted of the following and, at June 30, 1996, included $50,000 in equipment net of accumulated depreciation associated with the Company's discontinued operations:

                                                                       June 30,
                                                                1996              1997
                                                          -----------------------------------

Manufacturing equipment                                        $1,961,000        $1,896,000
Office and research and development equipment
                                                                1,294,000         1,381,000
Leasehold improvements                                            632,000           608,000
                                                          -----------------------------------
                                                                3,887,000         3,885,000
Less accumulated depreciation and amortization                 (3,410,000)       (3,500,000)
                                                          -----------------------------------
                                                                 $477,000          $385,000
                                                          ===================================

Revenue Recognition
Revenues on product sales are generally recognized upon shipment. Contract research revenue and license fees are recognized as earned.

 Patent Development Costs
In connection with its research and development efforts, the Company incurs certain costs in the preparation, application, filing, maintenance and defense of patents and trademarks. Where such costs primarily relate to patents and trademarks covering technologies or products which are under development or in the early stages of commercialization, the Company expenses such costs as incurred.

Stock Options
The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options rather than adopting the alternative fair value accounting provided for under FASB Statement No. 123, Accounting for Stock-Based Compensation (SFAS 123). Under APB 25, because the exercise price of the Company's share options equals the market price of the underlying shares on the date of grant, the Company does not recognize any compensation expense.

Income Taxes
The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings (Loss) Per Share
The Company's net income (loss) per share is based upon the weighted average number of common shares outstanding during the periods. Common share equivalents (stock options, warrants, convertible preferred shares and convertible debt), as determined using the treasury stock method, have been excluded from the computations in those periods where their inclusion would have an antidilutive effect.

1.       Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements
In 1997, the FASB issued three new statements, SFAS No. 128-Earnings per Share, SFAS No. 130-Reporting Comprehensive Income and SFAS No. 131-Disclosures about Segments of an Enterprise and Related Information. As of June 30, 1997, these statements were either not effective or not yet adopted by the Company. The Company believes the new standards will not have a material impact on the Company's financial statements.

Estimates
Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications
Certain reclassifications have been made to prior year financial statements to conform to the financial statement presentation included herein.

2.       Purchase of In-Process Research and Development

In March 1997, the Company entered into agreements with Elan Corporation, plc ("Elan"), an international developer of advanced drug delivery systems, to obtain an exclusive, worldwide license for the commercial development of certain of Elan's in-process research and development in the field of iontophoretic drug delivery, including both issued and pending patents, know-how and clinical data. Pursuant to the agreements, the Company paid Elan a one time fee of $15,000,000, issued warrants to purchase up to 500,000 common shares at a price of $4.50 per share and agreed to pay Elan certain royalties on net revenues derived from sales of its iontophoretic drug delivery products. Both the number and share price of the warrants are subject to adjustment for certain corporate transactions. Payment of the fee was funded by the issuance of two subordinated convertible notes to Elan in an aggregate principal amount of $15,000,000 (See Notes 3 and 7).

3.       Non-Recurring Charges

The intended clinical applications, as well as alternative future applications, of the technologies purchased from Elan (see Note 2) are in the early stages of research, design and clinical development, subject to numerous technological, regulatory, and commercial risks and, therefore, represent in-process research and development. Accordingly, during fiscal 1997, the Company recorded a non-recurring charge of $15,059,000 reflecting the write-off of the in-process research and development purchased, including the fee and related transaction costs.

During fiscal 1996, a suit was filed against the Company by a competitor alleging, among other things, that a recently introduced product of the Company infringed upon the competitor's trade dress. In February 1996, a federal court granted the plaintiff's request for a preliminary injunction. Thereupon, the Company entered into a settlement agreement with the plaintiffs. The total costs incurred in connection with the suit were approximately $430,000, which amount includes legal fees, court costs and damages paid to the plaintiff, legal fees incurred by the Company and inventory rework costs. The settlement agreement will not have any material impact on the Company's ability to continue to manufacture and sell its products, including the new product which gave rise to the litigation.

4.       Discontinued Operations

In December 1996, the Company sold the assets of its Motion Control Division, which was engaged in the research, development, manufacture and sale of myoelectric prosthetic devices. In addition, the Company granted a worldwide, exclusive license to certain patent rights covering the products manufactured by the division to the purchaser. Proceeds from the sale were $1,000,000 and the Company is entitled to receive royalties on future product sales of the purchaser. There was no significant gain or loss recognized on the sale. Included in accounts receivable at June 30, 1996 is $351,000 associated with the Company's discontinued operations. The results of operations of the Motion Control Division prior to its sale have been classified as discontinued operations in the accompanying statements of operations. No interest expense has been allocated to discontinued operations and both federal and state income taxes have been calculated and allocated based upon statutory rates. A summary of the results of discontinued operations is as follows:


                                                                             Fiscal years ended
                                                                                  June 30,
                                                             ---------------------------------------------------
                                                                     1995              1996             1997
                                                                     ----              ----             ----

        Net product sales                                         $2,081,000        $2,186,000         $957,000

        Income taxes                                                $173,000          $120,000          $26,000

        Income from discontinued operations                         $290,000          $201,000          $44,000


5.       Investments in Marketable Debt Securities

Debt securities are classified as held-to-maturity when the Company has the intent and ability to hold the security to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity, which approximates quoted fair market values. Such amortization as well as interest earned is included in interest income. As of June 30, 1996 and 1997, all investments were classified as held-to-maturity and consisted of United States corporate securities totaling $3,757,000 and $4,635,000, respectively, and are included with cash and cash equivalents.

6.       Accrued Liabilities

Accrued liabilities consisted of the following:
                                                       June 30,
                                                  1996          1997
                                          -------------------------------------

Payroll and related benefits                   $431,000          $436,000
Accrued facilities costs                        146,000            69,000
Professional fees                                70,000           126,000
Warranty                                         76,000            10,000
Other                                           229,000           303,000
                                          -------------------------------------
                                               $952,000          $944,000
                                          =====================================

In 1995, the Company's board of directors approved management's plan to consolidate the Company's operating facilities. Under the plan, certain office facilities currently under lease through December 1999 have been left idle. Accordingly, the Company recorded charges and accrued facilities costs in the amount of $180,000 and $53,000 in 1995 and 1996, respectively, which represents the total committed lease obligation for the idle space, plus estimated maintenance and construction costs. At June 30, 1997, approximately $69,000 of these charges remained in accrued liabilities.

7.       Subordinated Convertible Debt

In connection with the purchase of in-process research and development from Elan (see Note 2), the Company issued two promissory notes to Elan, the A Note and the B Note, in the amount of $10,000,000 and $5,000,000, respectively. Both notes are subordinated to any existing or future indebtedness incurred to finance working capital or the purchase of fixed assets in the normal course of business. The carrying value of these notes approximates fair market value since interest rates are based upon current market rates.

The A Note accrues interest at prime plus one percent (9.5% at June 30, 1997), payable at maturity. Upon the completion of an initial registered public offering of common shares or in any event on April 1, 1999, the note, together with all accrued interest thereon, will be exchanged for common shares of the Company. If the triggering event is an initial registered public offering, the Company will issue 4,000,000 common shares, as adjusted for certain corporate transactions, in exchange for the note. If an initial public offering is not previously consummated, then on April 1, 1999, in exchange for the indebtedness under the A Note, the Company will issue shares at an exchange price of $2.50 per share, which exchange price is subject to adjustment under certain conditions.

The B Note accrues interest at prime plus one percent (9.5% at June 30, 1997). The B Note plus any accrued and unpaid interest thereon will become due and payable immediately upon the completion of an initial registered public offering of common shares. If not pre-paid pursuant to an initial registered public offering or otherwise, the B Note, becomes due and payable in five equal installments of principal of $1,000,000 on each of the fifth, sixth, seventh, eighth and ninth anniversaries of the note, together, in each case with any accrued and unpaid interest thereon.

In June 1993, the Company entered into a research and development agreement with Laboratoires Fournier, a French pharmaceutical company ("Fournier") to collaborate in the joint development and commercialization of certain drug delivery systems. In connection with this transaction, in July 1993, the Company borrowed $3,000,000 ($2,923,000, net of debt issuance costs) from Fournier pursuant to a subordinated, convertible note. In March 1996, the companies reached a mutual agreement to terminate their collaborative development efforts. Among other things, the agreement provided for the conversion of the $3,000,000 subordinated, convertible note, at a conversion rate of $1.85 per share, into 1,621,622 common shares.

8.       Commitments

The Company leases space and certain equipment under noncancellable operating lease agreements that expire at various dates through December 1999. Rental expense for such leases was $225,000, $227,000 and $218,000 for the years ended June 30, 1995, 1996 and 1997, respectively. It is generally expected that, in the normal course of business, operating leases that expire will be renewed or replaced by other leases with similar terms. Future minimum lease payments under noncancellable operating leases (with initial or remaining lease terms in excess of one year) at June 30, 1997 were $86,000.

9.       Royalty Agreements

The Company is the licensee under a royalty agreement with the University of Utah Research Foundation. This agreement provides for the payment of royalties to the licensor based upon net sales of the products under royalty until the year 2006. Royalty expense in each of the three years in the period ended June 30, 1997 was not material.

10.      Redeemable, Convertible Preferred Shares

In connection with a reorganization of the Company in fiscal 1988, the Company issued 4,215,618 shares of $.001 par value redeemable convertible preferred shares in three series; Series A, Series B and Series C. The Series A shares were redeemed in equal installments beginning in July 1992 through July 1996 and the Series B shares have been converted into common shares on a share for share basis.

 The Series C preferred shares outstanding as of June 30, 1997 are comprised of 172,800 shares with an aggregate redemption value of $900,000. The Series C preferred shares are redeemable at $5.2083 per share in five equal annual installments beginning in July 1997. The July 1997 redemption requirement for Series C preferred shares of $180,000 has been included in the current portion of long-term obligations in the balance sheet. Unless converted to common shares, mandatory redemption requirements on the Series C preferred shares are $180,000 annually from 1998 through 2002. The Company may redeem all or part of the preferred shares to the extent of its unreserved and unrestricted retained earnings at any time prior to the required redemption dates.

Prior to redemption, the Series C preferred shares are convertible on a share for share basis, at the option of the holder, into common shares. The conversion ratio is subject to adjustment based on the issue price of additional shares, options, or rights to common shares issued. Each preferred share will automatically convert to one common share upon the sale of common shares of the Company pursuant to a registration statement under the Securities Act of 1933, the public offering price of which is not less than $1.1319 per share and which results in gross proceeds to the Company of at least $5,000,000.

Each Series C preferred share has a voting right equal to one vote for each common share into which the preferred share could be converted as outlined above. The holders of the preferred shares have voting rights and powers equal to those of the holders of common shares and vote with the holders of common shares and not as a separate class. Under no circumstances are the holders of any series of preferred shares entitled to vote separately on any matter.

Dividends are non-cumulative and are to be paid on the preferred shares only as authorized by the Board of Directors. In the event of liquidation of the Company, each outstanding preferred share converts into one common share. No dividend (other than a dividend payable solely in common shares) may be declared or paid on common shares unless an equal or greater dividend per share has first been declared and paid on each preferred share. Each preferred share, regardless of its series, must be paid the same dividend per share. No dividends have been declared or paid to date.

11.      Research & Development

In July 1995, the Company entered into an interim research and development agreement with Ciba-Geigy Corporation ("Ciba"), an affiliate of a Swiss pharmaceutical company, to evaluate the feasibility of delivering certain Ciba compounds using the Company's iontophoretic drug delivery technologies. In March 1996, this interim agreement was superseded by a long-term research and development agreement with Ciba. In conjunction with the research and development agreement, the Company formed Dermion, a wholly-owned subsidiary established to conduct advanced iontophoretic drug delivery systems development. The Company contributed cash, fixed assets and non-exclusive licenses to certain technology, valued at a historical costs of approximately $1,300,000 to Dermion, in exchange for common shares. Concurrently, Ciba acquired a 20% equity interest in Dermion for $1,000,000 in cash. Pursuant to a separate shareholder's agreement, Ciba is entitled to a premium of up to $1,250,000 in the event of a change in control of Dermion.

Ciba-Geigy Corporation and Sandoz Corporation merged and, as a result, formed Novartis Pharmaceuticals Corporation.

Currently, the term of the agreement extends through December 31, 1998. The agreement automatically renews for additional one year terms, unless terminated, by either party, with written notice six months prior to any anniversary date. During the term of the research and development agreement, Novartis is obligated to provide Dermion with research funding for the development of proprietary iontophoretic drug delivery systems designed to deliver Novartis compounds. Also, during the term of the agreement, Novartis has certain rights to the Company's technologies for certain specific therapeutic indications using Novartis proprietary drugs or specified generic compounds. The agreement further provides that Dermion will be entitled to milestone payments upon the achievement of certain performance targets and to future royalties on Novartis' sales of products developed pursuant to the research. Dermion is currently devoting the majority of its research and development capabilities to the development of these systems for Novartis. Research funding payments and license fees paid pursuant to the agreement with Novartis totaled $2,409,000 and $1,750,000, respectively, in fiscal years ended June 30, 1996 and 1997. As of June 30, 1997, the Company had a receivable, in the amount of $301,000, due from Novartis, for research services rendered, which is included in accounts receivable in the accompanying balance sheet.

12.      Employee Benefit Plan

The Company has established a 401(k) savings plan for its full-time employees. The Company makes a matching contribution based on a percentage of the contributions of participating employees. The Company contributed approximately $24,000 during each of the years ended June 30, 1995 and 1996 and approximately $19,000 during fiscal 1997.

13.      Income Taxes

Deferred taxes result from differences in the carrying value of various assets and liabilities between income tax reporting and financial reporting purposes. These differences arise from differing depreciation methods, and other reserves that are deductible in different periods for tax and financial reporting purposes.

The approximate tax effect of temporary differences, net operating loss carryforwards and tax credit carryforwards as of June 30, 1997 and 1996 is as follows:

                                                                      1996               1997
                                                               ------------------- -----------------
            Deferred tax assets:
                     Net operating loss carryforwards                  $1,602,000       $1,515,000
                     Book in excess of tax depreciation                   307,000          264,000
                     Book in excess of tax amortization                        --        5,502,000
                     Tax credit carryforwards                             525,000          577,000
                     Reserves                                             326,000          265,000
                     Other                                                   --                --
                                                               ------------------- -----------------
            Total deferred tax assets                                   2,760,000        8,123,000
            Valuation allowance                                        (2,760,000)      (8,123,000)
                                                               ------------------- -----------------
            Net deferred tax assets                               $          --     $        --
                                                               =================== =================

There were no significant deferred tax liabilities in 1996 or 1997. The valuation allowance increased by $5,363,000 during the fiscal year.

Significant components of the provision for income taxes attributable to continuing operations are as follows. There were no deferred income tax provisions in any of the years presented.

                                                       1995           1996              1997
                                                  --------------- -------------- ----------------
           Current:
                    Federal                          $(158,000)      $(72,000)           $5,000
                    State                             (15,000)        (7,000)               --
                                                  =============== ============== ================
           Total current provision                   $(173,000)      $(79,000)           $5,000
                                                  =============== ============== ================

The reconciliation of income taxes at the statutory United States federal income tax rate and the Company's effective income tax rate attributable to continuing operations is as follows:

                                                                  1995           1996           1997
                                                                  ----           ----           ----

        United States statutory rate (percentage)                (34.0)%          34.0%         (34.0)%
        State tax, net of federal tax benefit                     (3.3)%           3.3%          (3.3)%
        Credits                                                   (8.1)%          (1.7)%         (0.4)%
        Effect of NOL carryforward and valuation
            allowance                                              27.3%         (42.0)%          37.3%
        Other                                                       2.7%           0.9%            0.4%
                                                             ============ ============== ===============
        Effective income tax rate (percentage)                   (15.4)%         (5.5)%             --%
                                                             ============ ============== ===============

As of June 30, 1997, the Company had approximately $4,147,000 in federal and state net operating loss carryforwards, and $577,000 in federal tax credit carryforwards, that expire from 2001 through 2012. Utilization of the Company's net operating loss and credit carryforwards is limited to the future taxable income of the Company. Under the "change of ownership" provisions of the Internal Revenue Code, utilization of these net operating loss and credit carryforwards may be subject to substantial annual limitation.

14.      Stock Options and Warrants

The Company has an Employee Stock Option Plan (the Plan) for which 2,500,000 common shares have been reserved. The Plan allows grants of incentive options and nonqualified options to purchase common shares at a price that is not less than the fair market value on the date of grant. The option price and dates the options become exercisable and expire are determined by the Board of Directors on an option-by-option basis.

Pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value of these options was estimated at the date of grant using a Minimum Value option pricing model with the following weighted average assumptions for fiscal years ended June 30, 1996 and 1997: risk-free interest rate of approximately 6.4% and 6.3%; dividend yield of 0%; and a weighted-average expected life of the option of 6 years.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options' vesting period. Because the effect of SFAS No. 123-Accounting for Stock Based Compensation is prospective, the initial impact on pro forma net income (loss) may not be representative of compensation expense in future years. The effect on the Company's pro forma results for each of the fiscal years ended June 30, 1996 and 1997 was not material (less than $0.01 per share).

A summary of stock option activity, and related information for the years ended June 30, 1995, 1996, and 1997 follows:

                                  1995                         1996                        1997
                       ------------------------------------------------------------------------------------
                                     Weighted-Average            Weighted-Average             Weighted-Average
                                       Exercise                    Exercise                     Exercise
                                         Price                       Price                       Price
                          Options                     Options                    Options
                       ---------------------------------------------------------------------  -------------
Outstanding at
beginning of year         1,305,752        -          1,409,378     $ 0.71      1,577,329        $ 0.94
Granted                     291,500        -            404,500        1.29        74,000          1.40
Exercised                  (71,668)        -          (211,573)        0.10      (26,489)          0.21
Canceled                  (116,206)        -           (24,976)        0.91      (39,011)          0.87
                       ==============              ==============              =============
Outstanding at end of
year                      1,409,378        -          1,577,329     $ 0.94      1,585,829        $ 0.98
                       ==============              ==============              =============

Exercisable at end of
year                        834,402        -            841,998     $ 0.76      1,059,392        $ 0.86


Weighted-average fair
value of options
granted during the year      -                            $0.41                     $0.44

Exercise prices for options outstanding as of June 30, 1997 ranged from $0.08 to $1.40. The weighted average remaining contractual life of the options is 6 years. Below are the segregated ranges of exercise prices as of June 30, 1997:

                                                                   Range of exercise prices
                                                       --------------------------------------------------
                                                        $0.08-0.15        $0.45-0.75       $1.00-1.40
                                                     ----------------- ----------------------------------

Options outstanding                                       97,500           239,406         1,248,923
Weighted-average exercise price of options
outstanding                                               $0.12             $0.59            $1.12
Weighted-average remaining contractual life of
options outstanding                                      2 years           4 years          7 years

Options exercisable                                       97,500           239,406          722,486
Weighted-average exercise price of options
exercisable                                               $0.12             $0.59            $1.04

         The Company has issued three warrants which entitle the holders thereof to acquire common shares of the Company. In March 1997, the Company issued a warrant to Elan to acquire up to 500,000 shares for an exercise price of $4.50 per share. In December 1996, the Company issued a warrant to the Alliance of Children's Hospitals, Inc. to acquire up to 215,000 shares for an exercise price of $1.85 per share. In June 1995, the Company issued a warrant to the Silicon Valley Bank to acquire up to 10,000 shares for an exercise price of $1.00 per share. The warrants expire in April 2002, December 2003 and June 2002, respectively.

                               [INSIDE BACK COVER]
                  [GRAPHICS DEPICTING THE COMPANY'S PRODUCTS]

                                             [Left Side of Back Cover]

         No dealer, sales representative or other person is authorized in connection with any offering made hereby to give any information or to make any representation not contained herein and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the Common Shares offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof or that information contained herein is correct as of any time subsequent to the date hereof.


                                                 TABLE OF CONTENTS

Prospectus Summary ..................................\
Risk Factors ........................................\
Transactions Related to the Offering.................
Use of Proceeds......................................\
Dividend Policy......................................\
Capitalization.......................................\
Dilution ............................................\
Selected Consolidated Financial Data.................\
Management's Discussion and Analysis of
     Financial Condition and Results of Operations...\
Business ............................................\
Management...........................................\
Certain Transactions ................................\
Principal Shareholders ..............................\
Description of Capital Shares........................\
Shares Eligible for Future Sale......................\
Underwriting.........................................\
Legal Matters........................................\
Experts  ............................................\
Additional Information...............................\
Financial Statements.................................\

         Until , 1997 (25 days after the date of this Prospectus), all dealers effecting transactions in the Common Shares, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.


                                            [Right Side of Back Cover]






                                                         Common Shares


                                                      [LOGO]








                                                -------------------

                                                    PROSPECTUS
                                                -------------------






                                              EVEREN Securities, Inc.



                                                  October , 1997

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 13.  Other Expenses of Issuance and Distribution

         The following table sets forth the expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of the Common Shares being registered. All the amounts shown are estimates except for the registration fee and the NASD filing fee.


    Securities and Exchange Commission
          Registration Fee                                   $
    NASD Filing Fee
    National Market Listing Fee
    Printing and Engraving and Expenses
    Legal Fees and Expenses
    Accounting Fees and Expenses
    Blue Sky Qualification Fees and Expenses
    Transfer Agent and Registrar Fees and Expenses
    Miscellaneous                                           ----------------
          Total                                              $
                                                            ================

Item 14.  Indemnification of Directors and Officers

         The Company's Articles of Incorporation limit the personal liability of directors and officers for monetary damages to the maximum extent permitted by Utah law. Under Utah law, such limitations include monetary damages for any action taken or failed to be taken as an officer or director except for (i) amounts representing a financial benefit to which the person is not entitled,
(ii) liability for intentional infliction of harm on the Corporation or its shareholders, (iii) unlawful distributions, or (iv) an intentional violation of criminal law. The Articles of Incorporation also provide that the Company will indemnify its directors and officers against any damages arising from their actions as agents of the Company, and that the Company may similarly indemnify its other employees and agents. The Company is also empowered under its Articles of Incorporation to enter into indemnification agreements with its directors and officers.

         The Company's Bylaws provide that, to the full extent permitted by the Company's Articles of Incorporation and the Utah Revised Business Corporation Act, the Company will indemnify (and advance expenses to) the Company's officers, directors and employees in connection with any action, suit or proceeding (civil or criminal) to which those persons are made party by reason of their being a director, officer or employee). Any such indemnification will be in addition to the advancement of expenses.

         The terms of the Company's Stock Option Plan provide that, to the fullest extent permitted by the Company's Articles of Incorporation and Bylaws and by Utah law, no member of the committee which administers the plan will be liable for any action or omission taken with respect to the plan or any options issued thereunder. The Plan also provides that no member of the Board of Directors will be liable for any action or determination made in good faith with respect to the Plan or any option granted thereunder.

         There is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company as to which indemnification is being sought, nor is the Company aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

Item 15.  Recent Sales of Unregistered Securities

         The Company has entered into four transactions in the past three years involving the issuance of its securities under certain transactional exemptions of the Securities Act of 1933.

         On February 20, 1996, the Company issued to Laboratoires Fournier S.C.A. ("L.F.") _____ Common Shares in conversion and satisfaction of a non-interest bearing $3,000,000 promissory note sold to L.F. in 1993. On November 29, 1996, the Company issued _____ Common Shares to Child Health Investment Corporation, an affiliate of CHCA, for a total purchase price of $250,000. In connection with that transaction, on December 1, 1996, the Company also issued to ACH, as subsidiary of CHCA, a warrant to acquire up to _____ Common Shares at an exercise price of $____ per share. In March 1997, the Company issued two promissory notes (one for $10.0 million and the other for $5.0 million) to Elan and delivered to Elan a warrant to purchase _____ Common Shares in connection with the purchase of certain technology from Elan. The $10.0 million note (together with accrued interest) will be exchanged for _____ Common Shares concurrently with the closing of the Offering.

         In connection with each of these isolated issuances of the Company's securities, each purchaser of those securities represented and warranted to the Company that it (i) was aware that the securities had not been registered under federal securities laws, (ii) acquired the securities for its own account for investment purposes and not with a view to or for resale in connection with any distribution for purposes of the federal securities laws, (iii) understood that the securities would need to be indefinitely held unless registered or an exemption from registration applied to a proposed disposition, (iv) was aware that the certificate representing the securities would bear a legend restricting their transfer, and (v) was aware that there was no public market for the securities. The Company believes that, in light of the foregoing, and in light of the sophisticated nature of each of the acquirers, the sale of the Company's securities to the respective acquirers did not constitute the sale of an unregistered security in violation of the federal securities laws and regulations by reason of the exemption provided under ss. 4(2) of the Securities Act, and the rules and regulations promulgated thereunder.

Item 16.  Exhibits and Financial Statement Schedules

      (a)     Exhibits




Exhibit Number          Description

1.1*                    Form of Underwriting Agreement
3.1                     Articles of Incorporation of the Company
3.2                     Articles of Amendment, filed February 18, 1986
3.3                     Articles of Amendment, filed August 4, 1987
3.4                     Articles of Merger, filed December 3, 1987
3.5                     Articles of Amendment, filed December 18, 1987
3.6                     Articles of Amendment, filed November 16, 1989
3.7                     Articles of Amendment, filed March 3, 1995
3.8                     Bylaws of the Company
4.1                     Reference is made to Exhibits 3.1 through 3.7
4.2*                    Specimen of Common Share Certificate
5.1*                    Opinion of Parsons Behle & Latimer
10.1                    Lease between the Company and Hayter  Properties,  Inc.,
                        dated September 1, 1997
10.2*                   License   Agreement   between   the   Company  and  Elan
                        International Services, Ltd., dated April 14, 1997
10.3*                   License  Agreement between the Company and Drug Delivery
                        Systems, Inc., dated April 14, 1997
10.4                    Promissory   Note   issued  by  the   Company   to  Elan
                        International Management,  Ltd., in the principal amount
                        of $10,000,000, dated April 14, 1997
10.5                    Promissory   Note   issued  by  the   Company   to  Elan
                        International Management,  Ltd., in the principal amount
                        of $5,000,000, dated April 14, 1997
10.6*                   Note Purchase and Warrant  Agreement  among the Company,
                        Elan International Services, Ltd. And Elan International
                        Management, Ltd. dated April 14, 1997
10.7                    Warrant  issued to Elan  International  Services,  Ltd.,
                        dated April 14, 1997
10.8                    Registration  Rights  Agreement  between the Company and
                        Elan International Services, Ltd., dated April 14, 1997
10.9                    Asset  Acquisition  Agreement  between  the  Company and
                        Fillauer, Inc., dated December 27, 1996
10.10*                  License  Agreement  between the  Company  and  Fillauer,
                        Inc., dated December 26, 1996.
10.11                   Warrant  issued to  Alliance  of  Children's  Hospitals,
                        Inc., dated December 1, 1996
10.12                   Stock Purchase  Agreement  between the Company and Child
                        Health Investment Corporation, dated November 29, 1996
10.13*                  Manufacturing  Agreement  between  the  Company  and KWM
                        Electronics Corporation, dated November 1, 1996
10.14*                  Contribution  Agreement between the Company and Dermion,
                        Inc.,   dated  March  29,  1996
10.15*                  Patent  License   Agreement   between  the  Company  and
                        Dermion, Inc., dated March 29, 1996
10.16*                  Research and  Development  Agreement  among the Company,
                        Dermion,  Inc. and Ciba-Geigy  Corporation,  dated March
                        29, 1996
10.17                   Stock  Purchase  Agreement  among the Company,  Dermion,
                        Inc. and Ciba-Geigy Corporation, dated March 29, 1996
10.18                   Stockholders' Agreement among the Company, Dermion, Inc.
                        and Ciba-Geigy Corporation, dated March 29, 1996
10.19*                  Agreement between the Company and Laboratoires  Fournier
                        S.C.A., dated February 20, 1996
10.20*                  Agreement  between  the  Company  and ALZA  Corporation,
                        dated July 28, 1993
10.21*                  Supply   Agreement   between   the   Company  and  Abbot
                        Laboratories, Inc., dated April 27, 1993
10.22                   Stock Purchase Agreement between the Company and The CIT
                        Group/Venture Capital, Inc., dated March 8, 1993
10.23                   Stock Purchase Agreement between the Company and certain
                        investors,   dated  February  19,  1993
10.24*                  License Agreement between the Company and the University
                        of Utah Research Foundation, dated October 1, 1992
10.25                   Warrant  issued to Silicon  Valley Bank,  dated June 25,
                        1992
10.26                   Company 1988 Stock Option Plan, as amended
10.27                   Preferred Stock Purchase  Agreement between the Company,
                        Newtek   Ventures,   MBW  Venture   Partners,   Michigan
                        Investment Fund, Utah Ventures, Cordis Corporation,  Ian
                        R.N. Bund, James R. Weersing and Robert J. Harrington, dated August 4, 1987
11.1                    Statement re computation of earnings per share
21.1                    Schedule of Subsidiaries
23.1                    Consent of Parsons Behle & Latimer
23.2                    Consent of Ernst & Young LLP
23.3                    Consent of Workman Nydeggar & Seeley
24.1                    Power of Attorney (see signature page)
27.1                    Financial Data Schedule

*        To be filed by amendment

      (b)     Financial Statement Schedules

              All required financial statement schedules are included as part of the Consolidated Financial Statements.

Item 17.  Undertakings

         The undersigned Registrant hereby undertakes that:

         (1) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

         (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (3) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (4) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Salt Lake City, State of Utah on the 3rd day of October, 1997.

                          IOMED, Inc.



                          By: /s/ Ned M. Weinshenker, Ph.D.
                          Its:  Chief Executive Officer and Director


                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ned M. Weinshenker, and Robert J.
Lollini, and each of them, his attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully as to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                                 Title                                                Date

                                          President,  Chief Executive Officer and Director     October    3, 1997
/s/ Ned M. Weinshenker, Ph.D.             (Principal Executive Officer)

                                          Vice  President  and  Chief  Financial   Officer     October    3, 1997
/s/ Robert J. Lollini                     (Principal Financial and Accounting Officer)

/s/ James R. Weersing                     Chairman of the Board of Directors                   October    3, 1997


/s/ John W. Fara, Ph.D                    Director                                             October    3, 1997
 .

/s/ Peter J. Wardle                       Director                                             October    3, 1997


/s/ Steven P. Sidwell                     Director                                             October    3, 1997

/s/ Warren Wood                           Director                                             October    3, 1997

Michael T. Sember                         Director                                             October    , 1997



                                  EXHIBIT INDEX

Exhibit Number          Description

1.1*                    Form of Underwriting Agreement
3.1                     Articles of Incorporation of the Company
3.2                     Articles of Amendment, filed February 18, 1986
3.3                     Articles of Amendment, filed August 4, 1987
3.4                     Articles of Merger, filed December 3, 1987
3.5                     Articles of Amendment, filed December 18, 1987
3.6                     Articles of Amendment, filed November 16, 1989
3.7                     Articles of Amendment, filed March 3, 1995
3.8                     Bylaws of the Company
4.1                     Reference is made to Exhibits 3.1 through 3.7
4.2*                    Specimen of Common Share Certificate
5.1*                    Opinion of Parsons Behle & Latimer
10.1                    Lease between the Company and Hayter  Properties,  Inc.,
                        dated September 1, 1997
10.2*                   License   Agreement   between   the   Company  and  Elan
                        International Services, Ltd., dated April 14, 1997
10.3*                   License  Agreement between the Company and Drug Delivery
                        Systems, Inc., dated April 14, 1997
10.4                    Promissory   Note   issued  by  the   Company   to  Elan
                        International Management,  Ltd., in the principal amount
                        of $10,000,000, dated April 14, 1997
10.5                    Promissory   Note   issued  by  the   Company   to  Elan
                        International Management,  Ltd., in the principal amount
                        of $5,000,000, dated April 14, 1997
10.6*                   Note Purchase and Warrant  Agreement  among the Company,
                        Elan International Services, Ltd. And Elan International
                        Management, Ltd. dated April 14, 1997
10.7                    Warrant  issued to Elan  International  Services,  Ltd.,
                        dated April 14, 1997
10.8                    Registration  Rights  Agreement  between the Company and
                        Elan International Services, Ltd., dated April 14, 1997
10.9                    Asset  Acquisition  Agreement  between  the  Company and
                        Fillauer, Inc., dated December 27, 1996
10.10*                  License  Agreement  between the  Company  and  Fillauer,
                        Inc., dated December 26, 1996.
10.11                   Warrant  issued to  Alliance  of  Children's  Hospitals,
                        Inc., dated December 1, 1996
10.12                   Stock Purchase  Agreement  between the Company and Child
                        Health Investment Corporation, dated November 29, 1996
10.13*                  Manufacturing  Agreement  between  the  Company  and KWM
                        Electronics Corporation, dated November 1, 1996
10.14*                  Contribution  Agreement between the Company and Dermion,
                        Inc.,   dated  March  29,  1996
10.15*                  Patent  License   Agreement   between  the  Company  and
                        Dermion, Inc., dated March 29, 1996
10.16*                  Research and  Development  Agreement  among the Company,
                        Dermion,  Inc. and Ciba-Geigy  Corporation,  dated March
                        29, 1996
10.17                   Stock  Purchase  Agreement  among the Company,  Dermion,
                        Inc. and Ciba-Geigy Corporation, dated March 29, 1996
10.18                   Stockholders' Agreement among the Company, Dermion, Inc.
                        and Ciba-Geigy Corporation, dated March 29, 1996
10.19*                  Agreement between the Company and Laboratoires  Fournier
                        S.C.A., dated February 20, 1996
10.20*                  Agreement  between  the  Company  and ALZA  Corporation,
                        dated July 28, 1993
10.21*                  Supply   Agreement   between   the   Company  and  Abbot
                        Laboratories, Inc., dated April 27, 1993
10.22                   Stock Purchase Agreement between the Company and The CIT
                        Group/Venture Capital, Inc., dated March 8, 1993
10.23                   Stock Purchase Agreement between the Company and certain
                        investors,   dated  February  19,  1993
10.24*                  License Agreement between the Company and the University
                        of Utah Research Foundation, dated October 1, 1992
10.25                   Warrant  issued to Silicon  Valley Bank,  dated June 25,
                        1992
10.26                   Company 1988 Stock Option Plan, as amended
10.27                   Preferred Stock Purchase  Agreement between the Company,
                        Newtek   Ventures,   MBW  Venture   Partners,   Michigan
                        Investment Fund, Utah Ventures, Cordis Corporation,  Ian
                        R.N. Bund, James R. Weersing and Robert J. Harrington, dated August 4, 1987
11.1                    Statement re computation of earnings per share
21.1                    Schedule of Subsidiaries
23.1                    Consent of Parsons Behle & Latimer
23.2                    Consent of Ernst & Young LLP
23.3                    Consent of Workman Nydeggar & Seeley
24.1                    Power of Attorney (see signature page)
27.1                    Financial Data Schedule

*        To be filed by amendment